                                                Filed Pursuant to Rule 424(b)(2)
                                                Reistration No. 333-33846



     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued June 2, 2000

(To Prospectus dated May 30, 2000)

                                5,000,000 Shares
         [VALERO ENERGY
         CORPORATION LOGO]  VALERO ENERGY CORPORATION

                                  COMMON STOCK

                            ------------------------

VALERO ENERGY CORPORATION IS OFFERING 5,000,000 SHARES OF ITS COMMON STOCK.
                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "VLO." ON MAY 31, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $29 1/4 PER SHARE.
                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                UNDERWRITING
                                         PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                          PUBLIC                 COMMISSIONS                COMPANY
                                         --------               -------------             -----------
Per share.......................             $                        $                        $
Total...........................             $                        $                        $

Valero Energy Corporation has granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
June   , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER
           CREDIT SUISSE FIRST BOSTON
                       J. P. MORGAN & CO.
                                   LEHMAN BROTHERS
                                            SALOMON SMITH BARNEY

               , 2000

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                        PAGE
---------------------                        ----
Summary...................................    S-3
Risk Factors..............................   S-10
Forward-Looking Information...............   S-16
The Benicia Acquisition and Related
  Financings..............................   S-18
Use of Proceeds...........................   S-21
Capitalization............................   S-22
Price Range of Common Stock and Dividend
  Policy..................................   S-23
Unaudited Pro Forma Combined Financial
  Information.............................   S-24
Selected Financial Data...................   S-30
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   S-31
Business..................................   S-49
Management................................   S-61
Underwriting..............................   S-63
Legal Matters.............................   S-64
Experts...................................   S-64
Information We Incorporate by Reference...   S-65
Index to Financial Statements.............    F-1

PROSPECTUS                                   PAGE
----------                                   ----
About This Prospectus.....................      3
About Valero Energy Corporation...........      3
Forward-Looking Information...............      4
Use of Proceeds...........................      5
Ratio of Earnings to Fixed Charges........      6
Description of Debt Securities............      6
Description of Capital Stock..............     14
Description of Warrants...................     17
Plan of Distribution......................     18
Legal Matters.............................     19
Experts...................................     20
Where You Can Find More Information.......     20
Information We Incorporate by Reference...     20

                            ------------------------

     You should rely only on the information contained in or incorporated into this document. We have not authorized anyone to provide you with information that is different from that contained in this document. This document is not an offer to sell the common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted. The information contained in this document is accurate only as of the date hereof, regardless of the time of delivery of this document or of any sale of the common stock.

     As used in this prospectus supplement, the terms "Valero" and "we" or "us" may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

                                    SUMMARY

     This summary contains basic information about us and our common stock. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. To fully understand this offering, you should read all of these documents.

     Unless otherwise noted, the information included in this prospectus supplement does not give effect to the Benicia acquisition.

                           VALERO ENERGY CORPORATION

     Valero Energy Corporation is one of the largest and most geographically diverse independent petroleum refining and marketing companies in the United States. As of March 31, 2000, we owned five refineries in Texas, Louisiana and New Jersey, providing us with core operations on both the Gulf Coast and the East Coast. These refineries are located in Corpus Christi, Houston, and Texas City in Texas, Krotz Springs, Louisiana and Paulsboro, New Jersey. In addition, on March 2, 2000, we entered into an agreement to purchase Exxon Mobil Corporation's Benicia, California refinery and Exxon-branded California retail assets, which consist of approximately 80 service station facilities and branded supplier relationships with approximately 260 Exxon-branded service stations, thereby establishing a significant presence on the West Coast and extending our geographic reach from coast to coast. We refer to this acquisition as the Benicia acquisition. The acquisition of the Benicia refinery and the branded supplier relationships closed on May 15, 2000, and the acquisition of the service station facilities is expected to close on or about June 15, 2000. On a pro forma basis, after giving effect to the Benicia acquisition and our financing plan, including this offering, discussed below in "The Benicia Acquisition and Related Financings," we had revenue of $3.4 billion and $9.3 billion and net income of $45.9 million and $68.2 million for the three-month period ended March 31, 2000 and the year ended December 31, 1999, respectively.

     Valero produces premium, environmentally clean products such as reformulated gasoline, low-sulfur diesel and oxygenates and is able to produce gasoline meeting the specifications of the California Air Resources Board, or CARB gasoline. We also produce a substantial slate of middle distillates, jet fuel and petrochemicals. With the Benicia acquisition, our products are marketed in 35 states as well as to selected export markets.

     We were incorporated in Delaware in 1981 as Valero Refining and Marketing Company, a wholly owned subsidiary of our predecessor company. On July 31, 1997, our stock was distributed, or spun off, by our predecessor company to its shareholders, and we changed our name to Valero Energy Corporation. At the time of the spin-off, Valero had approximately 530,000 barrels per day of refining throughput capacity.

     Since that time, we have continued to grow and enhance our competitive position to become a premier, independent refining and marketing company. We are focused on using innovative means of upgrading our facilities in order to efficiently refine lower-cost feedstocks into higher value-added premium products. Including the capacity of the Benicia refinery, we have increased our refining capacity by approximately 79% since the spin-off.

     Our strategic objectives include the following:

 -- Accretive Growth through Acquisitions. We regularly search for acquisition opportunities that we believe will be accretive to earnings and cash flow and provide acceptable rates of return. To be consistent with our operating philosophy, we typically look at opportunities that offer refining capacity in excess of 100,000 barrels per day with expansion or upgrading potential and that are located near a coastal area or a major pipeline connection in order to provide greater flexibility in accessing suppliers and customers.

 -- Upgrading Refineries in a Cost-Effective Manner. We continually evaluate ways to maximize the value of our refineries through cost-effective upgrades and expansions. We believe refineries that are more flexible with regard to feedstocks or that are able to produce higher value-added premium products such as reformulated gasoline and low-sulfur diesel are better positioned to exploit increases in refining margins and mitigate the effects of decreases in refining margins than refineries that produce more conventional forms of gasoline and distillates.

 -- Pursuit of Additional Cost Savings Initiatives. We continually attempt to identify and implement cost savings initiatives at our refineries, including improved maintenance practices, as well as reliability and operational improvements.

 -- Increased Earnings Diversification. We continue to evaluate opportunities to diversify earnings, including retail petroleum marketing, petrochemical ventures, and other ancillary businesses.

 -- Dedication to Safety and Environmental Concerns. We continue to focus on and devote significant time and resources to safety training and accountability programs throughout our operations. We seek to be environmentally proactive and will continue to actively monitor developments with the Environmental Protection Agency's proposed air emissions reduction rules and other regulatory changes.

                 THE BENICIA ACQUISITION AND RELATED FINANCINGS

     On March 2, 2000, we executed a sale and purchase agreement for the purchase of ExxonMobil's Benicia refinery and the related branded supplier relationships and service station facilities for a purchase price of $895 million plus the value of refinery inventories acquired in the transaction. The acquisition of the Benicia refinery and the branded supplier relationships closed on May 15, 2000, at which time the value of inventories was estimated to be approximately $123 million, and the acquisition of the service station facilities is expected to close on or about June 15, 2000.

     The Benicia refinery is located on the Carquinez Straits of the San Francisco Bay. It is a highly complex refinery and has a throughput capacity of approximately 160,000 barrels per day. The Benicia refinery produces a high percentage of light products, with limited production of natural gas liquids and other products. Approximately 95% of the gasoline produced by the Benicia refinery meets the California Air Resources Board specifications for gasoline sold in California. The Benicia refinery includes significant feedstock and product storage facilities, deepwater docking facilities, a 20-inch pipeline and truck rack facilities. Concurrently with the closing of the acquisition of the Benicia refinery, we entered into a contract providing for ExxonMobil to supply and for us to purchase up to 100,000 barrels per day of Alaska North Slope crude oil from ExxonMobil at market-related prices.

     The service station facilities include 10 company-operated sites and 70 lessee-dealer sites, 75 of which are in the San Francisco Bay area. Under consent decrees related to the merger between Exxon Corporation and Mobil Corporation, the Federal Trade Commission and the State of California ordered that ExxonMobil withdraw the "Exxon" brand name from this area. As a result, ExxonMobil has notified its dealers in this market area that their franchise right to market "Exxon" branded products is being terminated effective June 15, 2000. We plan to introduce our own brand of retail petroleum products in the San Francisco Bay area and have offered to the dealers at these locations a franchise right to market products under the new Valero brand. The branded supplier relationships are with up to 260 independently-owned and operated distributor service stations that are located outside of the San Francisco Bay area. These independently-owned and operated distributor gas station sites will retain the right to use the Exxon brand, continue to accept the Exxon proprietary credit card and receive Exxon brand support, while we will receive the exclusive rights to offer the Exxon brand throughout the state of California (except for the San Francisco Bay area) for a ten-year period. Many of the independently-owned and operated distributor gas station sites and the service station facilities also contain convenience stores.

     The acquisition of the Benicia refinery and the branded supplier relationships was initially funded through interim financing consisting of (i) borrowings of $600 million under a bank bridge facility, (ii) borrowings of $298.5 million under our existing bank credit facilities and (iii) an approximate $30 million interim lease arrangement to accommodate the acquisition of the Benicia refinery's docking facility. In connection with the acquisition of the service station facilities, we will (i) enter into a structured lease arrangement with a commitment of up to $135 million, substantially all of which will be used to acquire the service station facilities and replace the interim lease arrangement for the acquisition of the Benicia refinery's docking facility, and (ii) borrow an additional $8.5 million under our existing credit facilities which will be used to pay certain transaction costs. It is expected that the $600 million of borrowings under the bridge facility and $186.3 million of borrowings under our existing bank credit facilities will be repaid with the proceeds of this offering and two other concurrent offerings consisting of (i) approximately $500 million aggregate principal amount of senior notes and (ii) approximately $150 million aggregate stated amount of premium equity participating security units -- PEPS(SM)
Units -- consisting of stock purchase contracts and trust preferred securities. We also expect to continue to borrow under our existing credit facilities amounts sufficient to fund the working capital needs of the Benicia assets.

                                  THE OFFERING

Common stock offered.......  5,000,000 shares

Common stock outstanding
after the offering.........  60,932,534 shares

Use of proceeds............  We estimate that we will receive net proceeds from this offering of approximately $143.7 million, which we intend to use, together with the net proceeds from the concurrent offerings of senior notes and PEPS Units, to repay outstanding indebtedness incurred under our bank bridge facility and our existing credit facilities in connection with the Benicia acquisition.

Dividend policy............  Dividends are considered quarterly by our board of directors and may be paid only when approved by our board. We have paid a quarterly cash dividend of $.08 per share or $.32 per share annually since the distribution of our common stock in 1997.

NYSE symbol................  VLO

Concurrent offerings.......  We are concurrently offering to the public up to
                             $150 million aggregate stated amount of PEPS Units and up to $500 million aggregate principal amount of our senior notes. This offering and the offering of PEPS Units are not contingent on any other offering. However, the closing of the offering of our senior notes is contingent on the prior closing of both this offering and the offering of PEPS Units. You should not assume that we will complete either the offering of the PEPS Units or the offering of our senior notes.

     Unless we state otherwise, the information in this prospectus supplement does not include 750,000 shares of our common stock that may be issued to the underwriters pursuant to their over-allotment option, 6,962,104 shares subject to options outstanding at March 31, 2000 and any shares of common stock that may be issued pursuant to the stock purchase contracts issued as part of the PEPS Units offered concurrently with this offering. The common stock outstanding after the offering is based on the shares outstanding at March 31, 2000. If the underwriters exercise their over-allotment option in full, the total number of shares of our common stock offered will be 5,750,000 and the total number of outstanding shares of our common stock will be 61,682,534 after this offering.

                      SUMMARY CONSOLIDATED HISTORICAL AND
                        PRO FORMA FINANCIAL INFORMATION

     The following tables set forth summary consolidated historical financial data for each of the periods indicated and certain adjusted pro forma information. Our historical financial information should be read in conjunction with our consolidated financial statements and related notes. The pro forma as adjusted statement of income data for the three months ended March 31, 2000 and the year ended December 31, 1999 give effect to the Benicia acquisition and the related interim financings as if such events occurred on January 1, 1999 and are further adjusted to give effect to this offering, the PEPS Units offering and the senior notes offering. The pro forma balance sheet data gives effect to the Benicia acquisition and the related interim financings as if such events occurred on March 31, 2000 and is further adjusted to give effect to this offering, the PEPS Units offering and the senior notes offering. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the Benicia acquisition been consummated on the relevant dates noted above, or that may be achieved in the future. The pro forma information should be read in conjunction with the pro forma financial statements and the related notes included herein.

                                  PRO FORMA COMBINED
                                      AS ADJUSTED
                                   FOR THE OFFERINGS                                  HISTORICAL
                              ---------------------------   --------------------------------------------------------------
                              THREE MONTHS                       THREE MONTHS
                                 ENDED        YEAR ENDED        ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                               MARCH 31,     DECEMBER 31,   -----------------------   ------------------------------------
                                  2000           1999          2000         1999         1999      1998(1)(2)    1997(3)
                              ------------   ------------   ----------   ----------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Operating revenues..........   $3,423,416     $9,312,743    $2,928,617   $1,337,103   $7,961,168   $5,539,346   $5,756,220
Operating income (loss).....       98,302        222,054        57,052        8,520       69,141      (51,198)     211,034
Income (loss) from
  continuing operations.....       45,929         68,216        30,739       (2,716)      14,287      (47,291)     111,768
Income (loss) from
  discontinued operations,
  net of income taxes(4)....           --             --            --           --           --           --      (15,672)
Net income (loss)...........       45,929         68,216        30,739       (2,716)      14,287      (47,291)      96,096
  Less: preferred stock
        dividend
        requirements and
        redemption
        premium.............           --             --            --           --           --           --        4,592
Net income (loss) applicable
  to common stock...........       45,929         68,216        30,739       (2,716)      14,287      (47,291)      91,504
Earnings (loss) per share of
  common stock-- assuming
  dilution:
  Continuing operations.....   $      .74     $     1.10    $      .54   $     (.05)  $      .25   $     (.84)  $     2.03
  Discontinued operations...           --             --            --           --           --           --         (.29)
                               ----------     ----------    ----------   ----------   ----------   ----------   ----------
        Total...............   $      .74     $     1.10    $      .54   $     (.05)  $      .25   $     (.84)  $     1.74
                               ==========     ==========    ==========   ==========   ==========   ==========   ==========
Dividends per share of
  common stock..............   $      .08     $      .32    $      .08   $      .08   $      .32   $      .32   $      .42
CASH FLOW DATA:
Cash flow from continuing
  operating activities......   $   67,562     $  563,402    $   11,177   $  148,419   $  435,111   $  165,825   $  196,645
Cash flow used in continuing
  investing activities......      (48,167)      (242,326)      (41,966)     (69,074)    (172,168)    (566,268)    (434,046)
Cash flow provided by (used
  in) financing
  activities................      (70,878)      (272,430)      (20,789)     (77,201)    (214,055)     401,707      275,548
OTHER FINANCIAL DATA:
EBITDA(5)...................   $  146,639     $  408,421    $   95,950   $   45,111   $  219,657   $  244,523   $  313,025

                                                        (footnotes on next page)

                                                                    MARCH 31, 2000
                                                    ----------------------------------------------
                                                                                      PRO FORMA
                                                                    PRO FORMA          COMBINED
                                                                     COMBINED        AS ADJUSTED
                                                                 FOR THE BENICIA       FOR THE
                                                    HISTORICAL    ACQUISITION(6)     OFFERINGS(7)
                                                    ----------   ----------------   --------------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (excluding short-term debt and
  current maturities on long-term debt)...........  $  131,557      $  285,443        $  285,443
Property, plant and equipment, net................   1,985,184       2,700,804         2,700,804
Total assets......................................   3,121,174       4,034,488         4,037,022
Total debt........................................     771,655       1,678,669         1,392,359
Valero-obligated mandatorily redeemable preferred
  capital trust securities of a subsidiary trust
  holding solely Valero senior notes..............          --              --           150,000
Total equity......................................   1,108,704       1,108,704         1,247,548

------------

(1) Includes the operations of the Paulsboro, New Jersey refinery beginning September 17, 1998.

(2) The 1998 operating loss includes a $170.9 million write-down of inventories to market value, which resulted in a $111.1 million reduction in net income, or $1.98 per share.

(3) Includes the operations of the Texas City and Houston, Texas refineries and the Krotz Springs, Louisiana refinery beginning May 1, 1997.

(4) Reflects the results of our former parent's natural gas related services business for periods prior to the July 31, 1997 spin-off of our stock.

(5) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is presented as a measure of our ability to service our debt and to make capital expenditures. It is not a measure of operating results and is not presented in our consolidated financial statements.

(6) Gives effect to the Benicia acquisition, including (i) borrowings of $600 million under our bank bridge facility and (ii) borrowings of $307 million under our existing credit facilities. Funding for the Benicia acquisition also includes an assumed amount of approximately $130 million of structured lease financing.

(7) The pro forma as adjusted balance sheet column gives effect to (i) the issuance of 5 million shares of common stock pursuant to this offering at an assumed offering price of $30 per share, (ii) a concurrent offering of approximately $500 million aggregate principal amount of senior notes and
    (iii) a concurrent offering of approximately $150 million aggregate stated amount of PEPS Units, as well as the application of the net proceeds from such offerings to repay all amounts outstanding under our bank bridge facility and reduce borrowings under our existing credit facilities. On May 31, 2000, the reported last sale price of the common stock on the NYSE was $29 1/4 per share.

                        SUMMARY REFINING OPERATING DATA

     The following table sets forth certain operating results for the three months ended March 31, 2000 and the year ended December 31, 1999 for Valero and the Benicia refinery on a separate and combined basis. However, no changes in the operations of the Benicia assets have been assumed and, therefore, the combined data is not necessarily indicative of future performance. Volumes are stated in thousand barrels per day or MBPD. Average throughput margin per barrel is computed by subtracting total direct product cost of sales from product sales revenues and dividing the result by throughput volumes. Refinery charges and yields by component are expressed as percentages of total charges and yields, respectively.

                                              THREE MONTHS ENDED                YEAR ENDED
                                                MARCH 31, 2000               DECEMBER 31, 1999
                                          ---------------------------   ---------------------------
                                          VALERO   BENICIA   COMBINED   VALERO   BENICIA   COMBINED
                                          ------   -------   --------   ------   -------   --------
Sales volumes (MBPD)....................  1,002       155      1,157    1,033       144      1,177
Throughput volumes (MBPD)...............    744       158        902      712       137        849
Average throughput margin per barrel....  $3.62     $6.80     $ 4.17    $2.93     $7.77     $ 3.71
Operating costs per barrel(1):
  Cash (fixed and variable).............  $1.95     $2.92     $ 2.10    $1.85     $4.37     $ 2.09
  Depreciation and amortization.........    .51       .41        .51      .53       .46        .54
                                          -----     -----     ------    -----     -----     ------
          Total operating costs per
            barrel......................  $2.46     $3.33     $ 2.61    $2.38     $4.83     $ 2.63
                                          =====     =====     ======    =====     =====     ======
Charges:
  Crude oils:
     Sour...............................     52%       81%        57%      48%       83%        54%
     Heavy sweet........................      9        --          8       12        --         10
     Light sweet........................      9        --          7        9        --          8
                                          -----     -----     ------    -----     -----     ------
          Total crude oils..............     70        81         72       69        83         72
  High-sulfur resid.....................      4         5          5        3         4          3
  Low-sulfur resid......................      4        --          3        6        --          5
  Other feedstocks and blendstocks......     22        14         20       22        13         20
                                          -----     -----     ------    -----     -----     ------
          Total charges.................    100%      100%       100%     100%      100%       100%
                                          =====     =====     ======    =====     =====     ======
Yields:
  Gasolines and blendstocks.............     50%       72%        54%      51%       68%        54%
  Distillates...........................     30        11         27       29        15         27
  Petrochemicals........................      5        --          4        5        --          4
  Lubes and asphalts....................      3        --          2        3        --          2
  Other products........................     12        17         13       12        17         13
                                          -----     -----     ------    -----     -----     ------
          Total yields..................    100%      100%       100%     100%      100%       100%
                                          =====     =====     ======    =====     =====     ======

---------------

(1) The combined information reflects the adjustments made in the pro forma statements of income.

                                  RISK FACTORS

     In considering whether to purchase our common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information" on page S-16 of this prospectus supplement and on page 4 of the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus supplement and the accompanying prospectus.

REFINING MARGINS ARE VOLATILE.

     Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. In 1998, significant declines in feedstock and refined product prices resulted in a non-cash inventory write-down of $171 million which decreased earnings by $111 million. Until recently, there was a substantial excess supply of refined products which led to low product prices and weak refining margins. Recently there has been an improvement in refining fundamentals and refining margins; however, we cannot assure you that these improvements will continue or be sustainable.

     Specific factors which may affect our refining margins include:

      -- the domestic and foreign supplies of refined products such as gasoline, diesel, heating oil and petrochemicals;

      --   the domestic and foreign supplies of crude oil and other feedstocks;

      -- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

      --   the level of consumer demand, including seasonal fluctuations;

      --   refinery overcapacity or undercapacity;

      -- the actions taken by competitors, including both pricing and the expansion and retirement of refining capacity in response to market conditions;

      -- environmental and other regulations at both the state and federal levels and in foreign countries;

      --   political conditions in oil producing regions, including the Middle
           East;

      --   the level of foreign imports;

      -- accidents or other unscheduled shutdowns affecting our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

      -- changes in the cost or availability of transportation for feedstocks and refined products;

      -- write-downs of inventories caused by a material decline in petroleum prices;

      --   the price, availability and acceptance of alternative fuels;

      -- cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects;

      -- irregular weather, which can unforeseeably affect the price or availability of feedstocks and refined products;

      -- rulings, judgments, or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves and claims of product liability;

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      --   the introduction or enactment of federal or state legislation which may adversely affect our business or operations; and

      --   overall economic conditions.

The interplay of these factors has historically resulted in a high level of volatility in the energy markets, which makes it impossible to predict with any certainty future refining margins.

OUR INTEGRATION OF THE OPERATIONS OF THE BENICIA REFINERY MAY NOT BE SUCCESSFUL.

     As discussed more fully in "The Benicia Acquisition and Related Financings," we acquired Exxon Mobil Corporation's Benicia refinery and branded supplier relationships on May 15, 2000 and expect to acquire its service station facilities on June 15, 2000. While our refining and marketing business has been profitable, there is no assurance that, following the Benicia acquisition:

      --   the combined entities will be profitable,

      -- the combined entities will be able to achieve the level of performance we anticipate, and

      -- the projected demand for and prices of refinery feedstocks and refined products will be realized.

The success of the Benicia acquisition will depend on the ability of our management to integrate the operations of the Benicia refinery with our existing operations and to integrate various departments, systems and procedures. The inability to integrate the operations of the Benicia refinery in a timely and efficient manner could adversely affect our ability to realize our projected financial results. Additionally, although we have conducted a due diligence investigation of the Benicia refinery, the scope of that investigation, particularly in light of the volume of environmental, litigation and other matters, has necessarily been limited. Pursuant to the purchase agreement, we are indemnified by ExxonMobil for any litigation pending at the time of the Benicia acquisition and, subject to certain terms, conditions and limitations, with respect to other matters. However, we cannot assure you that other material matters will not subsequently be identified or that the matters now identified will not later prove to be more significant or expose us to greater liabilities than currently expected.

OUR LEVERAGE MAY LIMIT OUR FINANCIAL FLEXIBILITY.

     As of March 31, 2000, we had approximately $771.7 million in total indebtedness. We incurred substantial additional indebtedness in connection with the Benicia acquisition. After giving effect to the Benicia acquisition and the related financings, including this offering and the concurrent offerings of PEPS Units and senior notes, as of March 31, 2000, we would have had total debt of $1.4 billion, trust preferred securities issued as part of the PEPS Units in an aggregate liquidation amount of $150 million, and stockholders' equity of $1.2 billion, resulting in a total debt to total capital ratio of 51.0% (80% of the aggregate liquidation amount of trust preferred securities included in the PEPS Units is deemed to be equity for purposes of this computation). In addition, depending on prevailing financial, economic and market conditions, we may be unable to consummate the concurrent offerings as described herein. If we are not able to complete the offerings as contemplated, our credit rating may be downgraded which may result in even higher borrowing costs. The interest rate and fees under our $835 million revolving bank credit and letter of credit facility are subject to adjustment based upon the credit ratings assigned to our long-term debt. Accordingly, the amount of outstanding indebtedness and interest expense may be greater than contemplated and stockholders' equity may be lower than contemplated. We may also incur additional indebtedness in the future, including in connection with other acquisitions, although our ability to do so will be restricted by our existing $835 million bank credit facility. The level of our indebtedness will have several important effects on our future operations, including, among others:

      -- a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

      -- covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities;

      -- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

      -- we may be at a competitive disadvantage to our competitors that are less leveraged; and

      -- our vulnerability to adverse economic and industry conditions may increase.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

     Our $835 million bank credit facility imposes financial and other restrictions on Valero. Covenants contained in the credit facility and relating to certain other indebtedness of Valero limit, among other things, the incurrence of funded indebtedness by Valero and its subsidiaries and require maintenance of a minimum net worth and fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. There can be no assurance that the requirements of our credit facility or such other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt under the credit facility or such other indebtedness and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that Valero would be able to refinance or otherwise repay such indebtedness.

COMPLIANCE WITH AND CHANGES IN ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Although our environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent and complex regulations could require us to make additional unforeseen expenditures relating to environmental matters. In 1999, we spent approximately $7 million for capital expenditures to comply with environmental regulations, and we currently estimate spending an additional $7 million and $22 million in 2000 and 2001, respectively. These estimates do not include any expenditures for the installation of a flue gas scrubber at the Texas City refinery in connection with our voluntary participation in the Governor's City Air Responsibility Enterprise Program (estimated to be approximately $35 million over a two-year period beginning in 2000 and which is being funded via a structured lease financing arrangement), any expenditures for the installation of a flue gas scrubber at the Paulsboro refinery in connection with a consent order issued by the New Jersey Department of Environmental Protection (expected to be incurred primarily in 2003) or estimated capital expenditures for the Benicia refinery and the service station facilities. We currently estimate these Benicia-related capital expenditures to be approximately $7 million in each of 2000 and 2001 based on the amount of due diligence that we have been able to conduct to date. However, because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to methyl tertiary butyl ether
(MTBE), CARB gasoline and the Tier II gasoline standard and the Maximum Available Control Technology rule (MACT II rule) under the Clean Air Act, we cannot predict with certainty the level of future expenditures that will be required for environmental matters. In addition, because some of our air emissions are grandfathered under certain environmental laws, including those of the Benicia refinery, any major upgrades in any of our refineries could require material additional expenditures to comply with environmental laws and regulations. These expenditures could have a material adverse effect on our financial position, results of operations and liquidity.

     In connection with the Benicia acquisition and our acquisitions of the Paulsboro refinery and Basis Petroleum, Inc., we have been indemnified on a limited basis for certain environmental matters, including those relating to remediation and superfund liabilities. There can be no assurance that the indemnifying parties will indemnify us or continue to indemnify us. In the event that the indemnifying parties fail to do so, we could be liable for the costs of these environmental matters, which could be material. See "Business--Environmental Matters."

     On May 17, 2000, the Environmental Protection Agency ("EPA") proposed regulations to reduce the sulfur content for diesel fuel sold to highway consumers by 97%, from 500 parts per million to 15 parts per million, beginning June 1, 2006. In its release, the EPA estimated that the overall cost to fuel producers of the reduction in sulfur content would be approximately 4 cents per gallon. The American Petroleum Institute has released a statement supporting sharp reductions in diesel fuel sulfur content, but strongly opposing the EPA's "unrealistic" proposal. We are unable to predict whether the proposed regulations will be adopted or the effect of the proposal on our business.

DISRUPTION OF OUR ABILITY TO OBTAIN CRUDE OIL COULD ADVERSELY AFFECT OUR OPERATIONS.

     Over 70% of Valero's total crude oil feedstock requirements are purchased through term crude oil feedstock contracts totaling approximately 380,000 BPD. The remainder of our crude oil feedstock requirements are purchased on the spot market. The term agreements include contracts to purchase feedstocks from various foreign national oil companies and various domestic integrated oil companies. In particular, a significant portion of our feedstock requirements are served through suppliers located in the Middle East, and we are, therefore, subject to the political, geographic and economic risks attendant to doing business with suppliers located in that area. In the event one or more of our term contracts were terminated, we believe we would be able to find alternative sources of supply. However, we cannot assure you that this situation will continue. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our results of operations could be materially adversely affected.

COMPETITORS WHO PRODUCE THEIR OWN SUPPLY OF FEEDSTOCKS, WHO HAVE EXTENSIVE RETAIL OUTLETS OR WHO HAVE GREATER FINANCIAL RESOURCES MAY HAVE A COMPETITIVE ADVANTAGE.

     The refining and marketing industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We do not produce any of our crude oil feedstocks and, following the Benicia acquisition, will control only limited retail outlets for our refined products. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets (and brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

     A number of our competitors also have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with our competitors, both within and outside of our industry, our financial condition and results of operations could be materially adversely affected.

     As a result of the Benicia acquisition, we are entering the California refining and marketing market at a time when competition in the industry is increasing and new technology is making refining more efficient. The addition of new refining and marketing companies to the California market, as well as the addition of new retail product providers, may increase the supply of refined products available for sale in that state or increase competitive pressure, or both, either of which could lead to lower prices and reduced margins. A reduction in our anticipated margins in California could adversely affect our prospective financial position, liquidity and results of operations.

THE OUTCOME OF THE UNOCAL PATENT DISPUTE MAY ADVERSELY AFFECT OUR BUSINESS.

     In April 1995, six major oil refiners filed a lawsuit against Unocal Corporation concerning the validity of Unocal's claimed patent on certain gasoline compositions required by the CARB Phase II regulations in California. In 1997, a federal court jury upheld the validity of Unocal's patent and awarded Unocal royalty damages based on infringement of the patent. The decision was appealed, and in March 2000, a panel of the Court of Appeals for the Federal Circuit affirmed the lower court decision and a subsequent petition for reconsideration and for rehearing by the full court was denied. The ultimate outcome of the litigation is uncertain. Unocal also has four other gasoline composition patents not involved in the litigation. We were not a party to this lawsuit, but if we were required to pay a royalty on the compositions claimed by Unocal's patents, such payments could affect our operating results and alter the blending economics for compositions not covered by the patents. All liabilities related to any claim Unocal may have against ExxonMobil are being retained by ExxonMobil. However, we will be responsible for any infringement liabilities relating to gasoline produced from any of our other refineries and from the Benicia refinery after the date of our acquisition of the Benicia refinery.

A SIGNIFICANT INTERRUPTION IN ONE OR MORE OF OUR REFINERIES COULD ADVERSELY AFFECT OUR BUSINESS.

     With the acquisition of the Benicia refinery, our refining activities are conducted at six major refineries in Texas, Louisiana, New Jersey and California. The refineries are our principal operating assets. As a result, our operations could be subject to significant interruption if one or more of the refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. Although we maintain business interruption insurance against some types of risks in amounts which we believe to be economically prudent, if any refinery were to experience an interruption in operations, earnings therefrom could be materially adversely affected.

     A significant percentage of our operations take place along the Texas and Louisiana Gulf Coast. At December 31, 1999, four of our five refineries were in the Gulf Coast area, with three situated in Texas and one in Louisiana. As a result, a variety of adverse conditions or events in that region, including natural disasters, transportation problems, or state government regulation or political developments could have a material adverse effect on our operations.

WE DO NOT HAVE AN OPERATING HISTORY IN THE RETAIL BUSINESS.

     We do not have an operating history in the retail business, and our senior management has limited experience in the retail business. Until we gain further experience in this area, we will be reliant to a significant degree on the expertise of the retail marketing and operations personnel hired from ExxonMobil in connection with the acquisition of the retail assets. Our success in the retail business will be, in large part, dependent upon market recognition of our brands. We anticipate that we will need to incur certain costs to obtain or maintain such recognition. Accordingly, the retail business may divert some of our financial resources from our refining and marketing business. We cannot assure you that our retail business will be successful. Our inability to achieve success in our retail business could have a material adverse effect on our overall financial position, results of operations and liquidity.

     We will be permitted to use Exxon's service marks and other trade indicia to sell retail products at specified service stations outside the San Francisco Bay area. We do not have control over the Exxon brand name, and a decrease in the strength, visibility or reputation of the Exxon brand name could adversely affect our ability to conduct a successful retail business, which in turn could have a material adverse effect on our overall financial position, liquidity and results of operations. We cannot give you assurance that the acquisition of the service station facilities will be consummated on or about June 15, 2000 or any time thereafter.

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OUR OPERATIONS EXPOSE US TO MANY OPERATING RISKS, NOT ALL OF WHICH ARE INSURED.

     Our refining and marketing operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards, and uncontrollable flows of oil and gas. They are also subject to the additional hazards of loss from severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all, such potential losses. Although we believe that our insurance is adequate and customary for companies of a similar size engaged in operations similar to ours, losses could occur for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. The occurrence of an event that is not fully covered by our insurance could have an adverse impact on our financial condition and results of operations.

THE BANNING OF THE USE OF MTBE COULD ADVERSELY AFFECT US.

     The presence of MTBE in some water supplies in California and other states due to gasoline leakage from underground and aboveground storage tanks, automobile and tanker truck accidents, pipelines and certain other sources has led to public concern that MTBE has contaminated drinking water supplies, and thereby resulted in a possible health risk.

     In March 1999, the Governor of California ordered the ban of the use of MTBE as a gasoline component by the end of 2002. The California Air Resources Board has also finalized the specifications for CARB Phase III gasoline, which specifications become effective at the end of 2002. Valero estimates that the cost for permitting and modification of the Benicia refinery in order to comply with CARB Phase III specifications and eliminate MTBE as a gasoline component is approximately $20 million. On May 24, 2000, Valero was served with a class action complaint filed in the Southern District of New York. The complaint attempts to certify a class action claim alleging that numerous gasoline suppliers, including Valero, contaminated groundwater in the State of New York with MTBE. In addition, numerous oil companies have been ordered by the Environmental Protection Agency to help replace contaminated water supplies in California. Although the Benicia refinery has not been involved in such order, there can be no assurances that it will not be involved in such order or that it or our other refineries will not be involved in other future litigation or other proceedings involving the environmental effects of MTBE, or that such litigation or proceedings will not have a material adverse effect on our overall financial condition, results of operations or liquidity. Heightened public awareness has also resulted in other states and the EPA either passing or proposing restrictions on, or banning the use of, MTBE. If MTBE were to be restricted or banned throughout the U.S., we believe that our MTBE-producing facilities, other than the Benicia refinery discussed above, could be modified to produce other gasoline blendstocks or other petrochemicals for a capital investment of approximately $22 million. Because the volume of alternative products that could be produced would be less than the current production of MTBE and the price of such alternative products is currently lower than the price of MTBE, our results of operations could potentially be materially adversely affected.

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL AND MAY REQUIRE US TO INCUR ADDITIONAL FINANCING.

     A substantial portion of our growth over the last several years has been attributed to acquisitions. A principal component of our strategy going forward is to continue to acquire assets or businesses that are logical extensions of our existing assets or businesses in order to increase cash flow and earnings. Our ability to achieve this goal will be dependent upon a number of factors, including our ability to (i) identify acceptable acquisition candidates, (ii) consummate acquisitions on favorable terms, (iii) successfully integrate acquired businesses and (iv) obtain financing to support our growth. We cannot assure you that we will be successful in implementing our acquisition strategy or that such strategy will improve operating results. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility, or to issue additional equity, which could result in further dilution of the ownership interest of existing shareholders.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN OUR CONTROL.

     The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of Valero, even if that change might be beneficial to our stockholders. In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in Valero without advance approval of our board of directors. Delaware law imposes additional restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement, including the information we incorporate by reference, contains certain estimates, predictions, projections and other "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. These forward-looking statements can generally be identified by the words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "budget," "forecast," "will," "could," "should," "may" and similar expressions. These forward-looking statements include, among other things, statements regarding:

      -- the Benicia acquisition and our results of operations following the Benicia acquisition;

      --   future refining margins, including gasoline and heating oil margins;

      -- the expected cost of feedstocks, including crude oil discounts, and refining products;

      --   anticipated levels of crude oil and refined product inventories;

      -- our anticipated level of capital investments, including deferred turnaround and catalyst costs and capital expenditures for regulatory compliance and other purposes, and the effect of these capital investments on our results of operations;

      --   refinery utilization rates;

      -- anticipated trends in the supply and demand for crude oil feedstocks and refined products in the United States and elsewhere;

      -- expectations regarding environmental and other regulatory initiatives; and

      -- the effect of general economic and other conditions on refining industry fundamentals.

     We have based our forward-looking statements on our beliefs and assumptions derived from information available to us at the time the statements are made. Differences between actual results and any future performance suggested in our forward-looking statements or projections could result from a variety of factors, including the following:

      -- the domestic and foreign supplies of refined products such as gasoline, diesel, heating oil and petrochemicals;

      --   the domestic and foreign supplies of crude oil and other feedstocks;

      -- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

      --   the level of consumer demand, including seasonal fluctuations;

      --   refinery overcapacity or undercapacity;

      -- the actions taken by competitors, including both pricing and the expansion and retirement of refining capacity in response to market conditions;

      -- environmental and other regulations at both the state and federal levels and in foreign countries;

      --   political conditions in oil producing regions, including the Middle
           East;

      --   the level of foreign imports;

      -- accidents or other unscheduled shutdowns affecting our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

      -- changes in the cost or availability of transportation for feedstocks and refined products;

      -- write-downs of inventories caused by a material decline in petroleum prices;

      --   the price, availability and acceptance of alternative fuels;

      -- cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects;

      -- irregular weather, which can unforeseeably affect the price or availability of feedstocks and refined products;

      -- rulings, judgments, or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves and claims of product liability;

      -- the introduction or enactment of federal or state legislation which may adversely affect our business or operations;

      -- changes in the credit ratings assigned to our debt securities and trade credit; and

      --   overall economic conditions.

     We caution you that any one of these factors or other factors described under the heading "Risk Factors," or a combination of these factors, could materially affect our future results of operations and whether our forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results and future performance may differ materially from those suggested in our forward-looking statements. When considering these forward-looking statements, you should keep in mind the factors described under the heading "Risk Factors" and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We do not intend to update these statements unless the securities laws require us to do so.

     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

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

                 THE BENICIA ACQUISITION AND RELATED FINANCINGS

THE ACQUISITION

     On March 2, 2000, Valero and Exxon Mobil Corporation executed a sale and purchase agreement pursuant to which Valero agreed to acquire ExxonMobil's Benicia, California refinery and Exxon-branded California retail assets, which consist of approximately 80 service station facilities (the "Service Station Assets") and branded supplier relationships with approximately 260 Exxon-branded service stations (the "Distribution Assets"), for a purchase price of $895 million plus an amount for refinery inventories acquired in the transaction based on market-related prices at the time of closing. ExxonMobil agreed to sell these assets as a result of consent decrees issued by the Federal Trade Commission and the State of California providing that certain assets be divested by ExxonMobil to satisfy anticompetitive issues in connection with the recent merger of Exxon Corporation and Mobil Corporation. The consummation of the Benicia acquisition has been approved by the Federal Trade Commission and the Office of the Attorney General of the State of California. The purchase agreement was amended on May 14, 2000 to provide, among other things, that the closing of the purchase of the Benicia refinery and the Distribution Assets would occur on May 15, 2000. The amendment also covered an environmental issue relating to a request for information by the EPA under the Clean Air Act arising subsequent to the original signing, certain employee matters and more specific inventory determination procedures. The acquisition of the Benicia refinery and the Distribution Assets closed on May 15, 2000, and the acquisition of the Service Station Assets is expected to close on or about June 15, 2000. The Benicia acquisition will be accounted for under the purchase method.

     The purchase agreement, as amended, contains representations and warranties of each of Valero and ExxonMobil, which survive the closing for one year, as well as customary covenants. In addition, Valero will assume the environmental liabilities of ExxonMobil with certain exceptions. ExxonMobil retained liability for (i) pending penalties assessed for violations relating to the Benicia refinery, (ii) pending lawsuits, (iii) all costs associated with compliance with a variance issued in connection with control of nitrogen oxides, (iv) claims in connection with offsite transportation and disposal of wastes prior to closing asserted within three years of closing or asserted with respect to abandoned disposal sites, (v) the capital costs incurred within five years of closing for specified corrective action of groundwater and soil contamination, (vi) all covered contamination at the Service Station Assets caused by ExxonMobil or its lessees that is reflected in baseline reports prepared prior to closing, (vii) the repair or replacement of any underground storage tanks at the Service Station Assets found to be leaking prior to closing and (viii) fines and penalties imposed within five years of closing arising out of a request for information from the EPA relating to certain provisions of the Clean Air Act that are attributable to actions taken prior to closing or untimely or unresponsive responses to the request. ExxonMobil has agreed to indemnify Valero for all losses related to these retained liabilities, provided that ExxonMobil will indemnify Valero for losses related to covered contamination at the Service Station Assets for a period of five years from the date of closing. In addition, ExxonMobil will indemnify Valero for breaches of its representations and warranties to the extent that the aggregate amount of Valero's losses resulting from such breaches exceeds $1 million and ExxonMobil receives notice of such losses within one year after the closing date.

     The Benicia refinery is located on the Carquinez Straits of the San Francisco Bay. It is considered a highly complex refinery and has a total throughput capacity of approximately 160,000 barrels per day or "BPD." The Benicia refinery produces a high percentage of light products, with limited production of other products. It can produce approximately 110,000 BPD of gasoline, 14,000 BPD of jet fuel, 11,000 BPD of diesel and 8,000 BPD of natural gas liquids. Approximately 95% of the gasoline produced by the Benicia refinery meets the California Air Resources Board ("CARB") II specifications for gasoline sold in California. The refinery has significant liquid storage capacity, including storage for crude oil and other feedstocks. Also included with the refinery assets are a deepwater dock located offsite on the Carquinez Straits that is capable of berthing large crude carriers, petroleum coke storage silos located on an adjacent dock, a 20-inch crude pipeline connecting the refinery to a southern California crude delivery system, and an adjacent truck terminal for regional truck rack sales. Under the consent decrees, ExxonMobil was required to offer the buyer of the divested assets a crude oil supply contract. As a consequence, in connection with the closing of the acquisition of the Benicia refinery and the Distribution Assets, Valero entered into a ten-year term contract providing for

ExxonMobil to supply and for Valero to purchase 100,000 BPD of Alaska North Slope ("ANS") crude oil at market-related prices, to be reduced to 65,000 BPD on January 1, 2001. Prior to January 1, 2001, Valero will have an option to reduce the volume of ANS crude to 65,000 BPD with 90 days' prior notice. After January 1, 2001, Valero will have an option to reduce the required volumes by an additional 20,000 BPD once per year.

     The Service Station Assets include 10 company-operated service stations and 70 lessee-dealer service stations, 75 of which are in the San Francisco Bay area. Under the consent decrees related to the merger between Exxon Corporation and Mobil Corporation, the Federal Trade Commission and the State of California ordered that ExxonMobil withdraw the "Exxon" brand name from the San Francisco area. As a result, ExxonMobil has notified the dealers in this market area that their franchise right to market "Exxon" branded products is being terminated effective June 15, 2000. Valero plans to introduce its own brand of retail petroleum products in the San Francisco Bay area and has offered to the dealers at these locations a franchise right to market products under the new Valero brand. Due to the timing requirements of ExxonMobil's franchise termination notice to various dealers as described above, ExxonMobil cannot close the acquisition of the Service Station Assets until (i) all of the dealers agree to terminate their franchise agreements or (ii) June 15, 2000, whichever comes first. Subsequent to the anticipated June 15, 2000 closing date, Valero plans to offer those dealers who accept Valero's franchise offering an option to purchase the stations that they are currently leasing. As part of the purchase option, the dealers must enter into a fuels purchase agreement with Valero for a term of 15 years. The dealers will have 90 days to exercise or reject their purchase option.

     The Distribution Assets include up to 260 independently-owned and operated distributor facilities which are located outside of the San Francisco Bay area. The distributor locations will retain the right to use the Exxon brand, continue to accept the Exxon proprietary credit card and receive Exxon brand support, while Valero will receive the exclusive rights to offer the Exxon brand throughout the state of California (except for the San Francisco Bay area) for a ten-year period. In connection with the Benicia acquisition, ExxonMobil assigned to Valero all of the existing Exxon California distributor contracts under which the distributors will purchase Exxon branded products from Valero after the acquisition.

THE FINANCING

     Valero established with a group of banks a $600 million bridge loan facility (the "Bridge Facility") to provide interim financing in connection with the Benicia acquisition. The Bridge Facility has a term of one year, and Valero has an option to extend for an additional two years. The Bridge Facility has covenants similar to those contained in Valero's $835 million bank credit and letter of credit facility (the "Credit Facility"). Any amounts borrowed under the Bridge Facility bear interest at LIBOR plus an applicable margin. The Credit Facility bears interest at either LIBOR plus a margin, a base rate or a money market rate. The interest rate and fees under the Credit Facility are subject to adjustment based upon the credit ratings assigned to Valero's long-term debt. The Credit Facility includes certain restrictive covenants including a fixed-charge coverage ratio, a debt-to-capitalization ratio, and a minimum net worth test. Valero has amended its existing bank credit facilities to provide for, among other things, the higher debt-to-capitalization limits necessary to complete the Benicia acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The acquisition of the Benicia refinery and the Distribution Assets was initially funded through interim financing consisting of (i) borrowings of $600 million under the Bridge Facility, (ii) borrowings of $298.5 million under our existing bank credit facilities, and (iii) an approximate $30 million interim lease arrangement to accommodate the acquisition of the Benicia refinery's docking facility. In connection with the acquisition of the Service Station Assets, Valero will (i) enter into a structured lease arrangement with a commitment of up to $135 million (the "Structured Lease Financing"), substantially all of which will be used to acquire the Service Station Assets and replace the interim lease arrangement for the acquisition of the Benicia refinery's docking facility, and (ii) borrow an additional $8.5 million under the Credit Facility which will be used to pay certain transaction costs. It is expected that $600 million of borrowings under the Bridge Facility and $186.3 million of borrowings under the Credit Facility will be repaid with the proceeds of this offering and two other concurrent offerings consisting of (i) approximately $500 million aggregate principal amount of senior notes (the "Debt Offering") and (ii) approximately $150 million aggregate stated amount of

PEPS(SM) Units (the "PEPS Units Offering"). Valero also expects to continue to borrow under its existing credit facilities to fund the working capital needs of the Benicia assets. This offering, the Debt Offering and the PEPS Units Offering are collectively referred to herein as the "Offerings".

     At the closing of the Benicia acquisition, the financing is expected to be provided as follows:

                                                           AMOUNT
                                                        -------------
                                                        (IN MILLIONS)
SOURCES OF FUNDS:
  Borrowings under Bridge Facility...................     $  600.0
  Borrowings under Credit Facility...................        307.0
  Structured Lease Financing.........................        130.0
                                                          --------
          Total sources of funds.....................     $1,037.0
                                                          ========
USES OF FUNDS:
  Cash consideration to ExxonMobil...................     $1,018.0
  Estimated transaction costs........................         19.0
                                                          --------
          Total uses of funds........................     $1,037.0
                                                          ========

     Valero intends to repay indebtedness incurred to finance the Benicia acquisition with the proceeds of the Offerings as follows:

                                                           AMOUNT
                                                        -------------
                                                        (IN MILLIONS)
SOURCES OF FUNDS:
  Proceeds from this offering........................      $150.0
  Proceeds from the Debt Offering....................       500.0
  Proceeds from the PEPS Units Offering..............       150.0
                                                           ------
          Total sources of funds.....................      $800.0
                                                           ======
USES OF FUNDS:
  Repayment of borrowings under Bridge Facility......      $600.0
  Repayment of borrowings under Credit Facility......       186.3
  Estimated expenses of Offerings....................        13.7
                                                           ------
          Total uses of funds........................      $800.0
                                                           ======

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering of common stock will be approximately $143.7 million. Concurrently with this offering of common stock, we are also offering to sell $150 million aggregate stated amount of PEPS Units and $500 million aggregate principal amount of our senior notes in separate offerings registered with the SEC. The PEPS Units Offering and this offering are not contingent on any other offering. The closing of the Debt Offering is contingent on the prior closing of both this offering and the PEPS Units Offering. As a result, you should not assume that we will complete either the PEPS Units Offering or the Debt Offering.

     Upon completion of the Benicia acquisition, we will have borrowed approximately $600 million under our Bridge Facility, which currently bears interest at a rate of LIBOR plus 1.50% and matures on May 15, 2001 unless Valero exercises its option to extend the maturity, and approximately $307 million under our Credit Facility, which currently bears interest at a rate of LIBOR plus 1.125% and matures on November 27, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more information on our Bridge Facility and Credit Facility.

     We anticipate using the net proceeds of this offering, together with the additional funds acquired from the concurrent offerings, to repay the Bridge Facility and $186.3 million under our Credit Facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization (which includes our consolidated subsidiaries) as of March 31, 2000 (i) on an historical basis, (ii) as adjusted to give effect to the Benicia acquisition, including the incurrence of borrowings of $600 million under the Bridge Facility and $307 million under the Credit Facility in connection therewith, and (iii) as further adjusted to reflect the sale by us of 5 million shares of common stock at an assumed public offering price of $30 per share, the PEPS Units Offering and the Debt Offering and the application of the net proceeds from these Offerings as described under "Use of Proceeds" and "The Benicia Acquisition and Related Financings." On May 31, 2000, the reported last sale price of our common stock on the NYSE was $29 1/4 per share. The adjustments made for the implementation of Valero's financing plan assume the ability to complete the Offerings under the terms and pricing as described above, which Valero believes to be reasonable in light of its knowledge of current market conditions and its expected credit profile at the anticipated dates of the Offerings. There can be no assurance that Valero will be able to complete any or all of the Offerings, or that the proceeds from the Offerings will be in an amount as currently contemplated. The closing of the Debt Offering is contingent upon the prior closing of both this offering and the PEPS Units Offering. This offering and the PEPS Units Offering are not contingent on the other Offerings. This table should be read in conjunction with the consolidated financial statements of Valero and the "Unaudited Pro Forma Combined Financial Statements" and the notes thereto included elsewhere herein.

                                                                             MARCH 31, 2000
                                                              --------------------------------------------
                                                                                               PRO FORMA
                                                                              PRO FORMA        COMBINED
                                                                            COMBINED FOR      AS ADJUSTED
                                                                               BENICIA          FOR THE
                                                              HISTORICAL   ACQUISITION(1)      OFFERINGS
                                                              ----------   --------------     -----------
                                                                           (IN THOUSANDS)
Short-term debt.............................................  $  126,500     $  126,500       $  126,500
                                                              ----------     ----------       ----------
Long-term debt:
  Industrial revenue bonds..................................     192,000        192,000          192,000
  7.375% notes, due March 15, 2006..........................     300,000        300,000          300,000
  6.75% notes, due December 15, 2032........................     150,000        150,000          150,000
  Notes issued in the Debt Offering.........................          --             --          500,000
  Credit Facility...........................................          --        307,014          120,704
  Bridge Facility...........................................          --        600,000               --
  Net unamortized premium and discount......................       3,155          3,155            3,155
                                                              ----------     ----------       ----------
         Total long-term debt...............................     645,155      1,552,169        1,265,859
                                                              ----------     ----------       ----------
Valero-obligated mandatorily redeemable preferred capital
  trust securities of subsidiary trust holding solely Valero
  senior notes(2)...........................................          --             --          150,000
                                                              ----------     ----------       ----------
Stockholders' equity:
  Common stock, par value $0.01, 150,000,000 shares
    authorized; 56,331,166 shares issued; 61,331,166 shares
    assumed issued as adjusted for this offering............         563            563              613
  Additional paid-in capital................................   1,088,829      1,088,829        1,227,623(3)
  Retained earnings.........................................      27,408         27,408           27,408
  Treasury stock--398,632 shares, at cost...................      (8,096)        (8,096)          (8,096)
                                                              ----------     ----------       ----------
         Total stockholders' equity.........................   1,108,704      1,108,704        1,247,548
                                                              ----------     ----------       ----------
         Total capitalization...............................  $1,880,359     $2,787,373       $2,789,907
                                                              ==========     ==========       ==========

------------

(1) Funding for the Benicia acquisition also includes approximately $130 million of assumed financing under a structured lease arrangement.

(2) The sole assets of the trust are senior notes of Valero. Upon prepayment of such senior notes, the related capital trust securities are mandatorily redeemable.

(3) Adjustments related to the Offerings include the following: (i) an increase of $143.7 million representing the estimated proceeds of this offering net of issuance costs and (ii) a reduction representing estimated transaction fees and expenses and underwriters' discount on the PEPS Units Offering of $4.9 million.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been trading on the New York Stock Exchange since August 1, 1997 under the symbol VLO. The following table sets forth the quarterly high and low sales prices for our common stock as reported by the NYSE for the periods indicated and the amount of per-share dividends for the periods indicated.

                                                      STOCK PRICES
                                                     --------------     DIVIDENDS PER
                                                     HIGH      LOW      COMMON SHARE
                                                     ----      ----     -------------
FISCAL YEAR 1998
  First Quarter..................................    $36 1/2   $27 9/16     $.08
  Second Quarter.................................     36        31 5/16      .08
  Third Quarter..................................     33 13/16  17 5/8       .08
  Fourth Quarter.................................     26 1/16   17 3/4       .08
FISCAL YEAR 1999
  First Quarter..................................    $24 7/8   $16 3/4      $.08
  Second Quarter.................................     25        19           .08
  Third Quarter..................................     23 13/16  19 1/4       .08
  Fourth Quarter.................................     23 1/8    17 3/8       .08
FISCAL YEAR 2000
  First Quarter..................................    $31 15/16 $18 15/16    $.08
  Second Quarter (through May 31, 2000)..........     32 5/8    27 7/16      .08

     Dividends are considered quarterly by our board of directors and may be paid only when approved by our board. Our credit facilities restrict our ability to pay dividends to our stockholders under provisions that we do not currently believe will limit our ability to continue to pay dividends at the current rate. On May 4, 2000, our board of directors declared a regular quarterly cash dividend payable June 14, 2000 in the amount of $.08 per share to stockholders of record at the close of business on May 30, 2000.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements give effect to the Benicia acquisition and to the related interim financings and are further adjusted to give effect to the Offerings. The unaudited pro forma combined balance sheet as of March 31, 2000 is presented as if the Benicia acquisition and the related interim financings had occurred on that date and is further adjusted to give effect to the Offerings. The unaudited pro forma combined statements of income for the three months ended March 31, 2000 and the year ended December 31, 1999 assume that the Benicia acquisition and the related interim financings occurred on January 1, 1999 and are further adjusted to give effect to the Offerings. The Benicia acquisition is being accounted for using the purchase method of accounting, with the purchase price allocated to the assets acquired and liabilities assumed based on estimated fair values, pending the completion of an independent appraisal. The unaudited pro forma combined balance sheet does not give effect to the issuance of any shares of common stock issuable upon settlement of the purchase contracts issued as part of the PEPS Units.

     The unaudited pro forma combined financial statements should be read in conjunction with (i) the historical consolidated financial statements of Valero and the Benicia refinery and related branded supplier relationships and service station facilities which are included in this prospectus supplement beginning on page F-2, and (ii) "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Valero included in this prospectus supplement beginning on page S-31. The unaudited pro forma combined financial statements are not necessarily indicative of the financial position that would have been obtained or the financial results that would have occurred if the Benicia acquisition and the related interim financings had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or financial results which may be attained in the future. The pro forma adjustments, as described in the Notes to Pro Forma Combined Financial Statements, are based upon available information and upon certain assumptions that Valero's management believes are reasonable.

                           VALERO ENERGY CORPORATION

                       PRO FORMA COMBINED BALANCE SHEETS
                                 MARCH 31, 2000
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                       PRO FORMA                    PRO FORMA
                                                                                       COMBINED                     COMBINED
                                                                                        FOR THE                    AS ADJUSTED
                                               VALERO      BENICIA      PRO FORMA       BENICIA      OFFERINGS       FOR THE
                                             HISTORICAL   HISTORICAL   ADJUSTMENTS    ACQUISITION   ADJUSTMENTS     OFFERINGS
                                             ----------   ----------   -----------    -----------   -----------    -----------
ASSETS:
Current assets:
  Cash and temporary cash investments......  $    8,509    $     99     $     (99)(a) $    8,509     $      --     $    8,509
  Receivables, net.........................     403,557      44,998       (44,998)(a)    403,557            --        403,557
  Inventories..............................     436,197      30,345       (30,345)(a)    591,083            --        591,083
                                                                          154,886(b)
  Current deferred income tax assets.......      89,477          --            --         89,477            --         89,477
  Prepaid expenses and other...............      22,591       3,224        (3,224)(a)     22,591            --         22,591
                                             ----------    --------     ---------     ----------     ---------     ----------
                                                960,331      78,666        76,220      1,115,217            --      1,115,217
                                             ----------    --------     ---------     ----------     ---------     ----------
Property, plant and equipment..............   2,711,907     901,641      (901,641)(a)  3,427,527            --      3,427,527
                                                                          715,620(b)
  Less: Accumulated depreciation...........     726,723     426,191      (426,191)(a)    726,723            --        726,723
                                             ----------    --------     ---------     ----------     ---------     ----------
                                              1,985,184     475,450       240,170      2,700,804            --      2,700,804
                                             ----------    --------     ---------     ----------     ---------     ----------
Deferred charges and other assets..........     175,659      18,109       (18,109)(a)    218,467         2,534(A)     221,001
                                                                           42,808(b)
                                             ----------    --------     ---------     ----------     ---------     ----------
                                             $3,121,174    $572,225     $ 341,089     $4,034,488     $   2,534     $4,037,022
                                             ==========    ========     =========     ==========     =========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term debt..........................  $  126,500    $     --     $      --     $  126,500     $      --     $  126,500
  Accounts payable.........................     732,561      37,768       (37,768)(a)    732,561            --        732,561
  Accrued expenses.........................      96,213      24,512       (24,512)(a)     97,213            --         97,213
                                                                            1,000(b)
                                             ----------    --------     ---------     ----------     ---------     ----------
                                                955,274      62,280       (61,280)       956,274            --        956,274
                                             ----------    --------     ---------     ----------     ---------     ----------
Long-term debt.............................     645,155          --       907,014(b)   1,552,169       500,000(A)   1,265,859
                                                                                                      (786,310)(A)
                                             ----------    --------     ---------     ----------     ---------     ----------
Deferred income taxes......................     296,628      88,560       (88,560)(a)    296,628            --        296,628
                                             ----------    --------     ---------     ----------     ---------     ----------
Deferred credits and other liabilities.....     115,413      11,503       (11,503)(a)    120,713            --        120,713
                                                                            5,300(b)
                                             ----------    --------     ---------     ----------     ---------     ----------
Valero-obligated mandatorily redeemable
  preferred capital trust securities of
  subsidiary trust holding solely Valero
  senior notes.............................          --          --            --             --       150,000(A)     150,000
                                             ----------    --------     ---------     ----------     ---------     ----------
Common stockholders' equity:
  Common stock.............................         563          --            --            563            50(A)         613
  Additional paid-in capital...............   1,088,829          --            --      1,088,829       149,950(A)   1,227,623
                                                                                                       (11,156)(A)
  Retained earnings........................      27,408          --            --         27,408            --         27,408
  Treasury stock...........................      (8,096)         --            --         (8,096)           --         (8,096)
  ExxonMobil net investment................          --     409,882      (409,882)(a)         --            --             --
                                             ----------    --------     ---------     ----------     ---------     ----------
                                              1,108,704     409,882      (409,882)     1,108,704       138,844      1,247,548
                                             ----------    --------     ---------     ----------     ---------     ----------
                                             $3,121,174    $572,225     $ 341,089     $4,034,488     $   2,534     $4,037,022
                                             ==========    ========     =========     ==========     =========     ==========

             See Notes to Pro Forma Combined Financial Statements.

                           VALERO ENERGY CORPORATION

                    PRO FORMA COMBINED STATEMENTS OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                 PRO FORMA                     PRO FORMA
                                                                                 COMBINED                      COMBINED
                                                                                  FOR THE                     AS ADJUSTED
                                        VALERO      BENICIA      PRO FORMA        BENICIA      OFFERINGS        FOR THE
                                      HISTORICAL   HISTORICAL   ADJUSTMENTS     ACQUISITION   ADJUSTMENTS      OFFERINGS
                                      ----------   ----------   -----------     -----------   -----------     -----------
Operating revenues..................  $2,928,617    $623,337     $(128,538)(c)  $3,423,416     $      --      $3,423,416
                                      ----------    --------     ---------      ----------     ---------      ----------
Costs and expenses:
  Cost of sales and operating
    expenses........................   2,827,341     567,535      (128,538)(c)   3,266,475            --       3,266,475
                                                                       612(d)
                                                                      (670)(g)
                                                                     2,096(g)
                                                                    (2,000)(h)
                                                                       369(h)
                                                                    (2,700)(i)
                                                                     2,430(i)
  Selling and administrative
    expenses........................      19,669       7,501         2,020(d)       27,616            --          27,616
                                                                       875(e)
                                                                    (3,000)(h)
                                                                       561(h)
                                                                      (100)(i)
                                                                        90(i)
  Depreciation expense..............      24,555       6,723        (6,723)(f)      31,023            --          31,023
                                                                     6,468(f)
                                      ----------    --------     ---------      ----------     ---------      ----------
         Total......................   2,871,565     581,759      (128,210)      3,325,114            --       3,325,114
                                      ----------    --------     ---------      ----------     ---------      ----------
Operating income....................      57,052      41,578          (328)         98,302            --          98,302
Other income (expense), net.........       2,647         (45)           --           2,602            --           2,602
Interest and debt expense:
  Incurred..........................     (14,147)         --       (18,775)(j)     (32,922)       15,749(C)      (28,249)
                                                                                                 (11,076)(C)
  Capitalized.......................       1,387          --            --           1,387            --           1,387
Distributions on preferred
  securities of subsidiary trust....          --          --            --              --        (2,813)(B)      (2,813)
                                      ----------    --------     ---------      ----------     ---------      ----------
Income (loss) before income taxes...      46,939      41,533       (19,103)         69,369         1,860          71,229
Income tax expense (benefit)........      16,200      16,923        (8,323)(k)      24,800           500(D)       25,300
                                      ----------    --------     ---------      ----------     ---------      ----------
Net income (loss)...................  $   30,739    $ 24,610     $ (10,780)     $   44,569     $   1,360      $   45,929
                                      ==========    ========     =========      ==========     =========      ==========
Earnings per share of common
  stock.............................  $      .55                                $      .80                    $      .75
  Weighted average common shares
    outstanding (in thousands)......      55,874                                    55,874                        60,874
Earnings per share of common
  stock -- assuming dilution........  $      .54                                $      .78                    $      .74(E)
  Weighted average common shares
    outstanding (in thousands)......      57,234                                    57,234                        62,234(E)

             See Notes to Pro Forma Combined Financial Statements.

                           VALERO ENERGY CORPORATION

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                PRO FORMA                     PRO FORMA
                                                                                COMBINED                      COMBINED
                                                                                 FOR THE                     AS ADJUSTED
                                       VALERO      BENICIA      PRO FORMA        BENICIA      OFFERINGS        FOR THE
                                     HISTORICAL   HISTORICAL   ADJUSTMENTS     ACQUISITION   ADJUSTMENTS      OFFERINGS
                                     ----------   ----------   -----------     -----------   -----------     -----------
Operating revenues.................  $7,961,168   $1,826,081    $(474,506)(c)  $9,312,743     $     --       $9,312,743
                                     ----------   ----------    ---------      ----------     --------       ----------
Costs and expenses:
  Cost of sales and operating
    expenses.......................   7,731,151    1,661,750     (474,506)(c)   8,873,531           --        8,873,531
                                                                    2,448(d)
                                                                  (45,100)(g)
                                                                    6,481(g)
                                                                  (12,000)(h)
                                                                    1,474(h)
                                                                   (8,476)(i)
                                                                   10,309(i)
  Selling and administrative
    expenses.......................      68,463       25,478        8,080(d)       98,875           --           98,875
                                                                    3,500(e)
                                                                   (9,000)(h)
                                                                    2,244(h)
                                                                     (510)(i)
                                                                      620(i)
  Depreciation expense.............      92,413       26,474       25,870(f)      118,283           --          118,283
                                                                  (26,474)(f)
                                     ----------   ----------    ---------      ----------     --------       ----------
         Total.....................   7,892,027    1,713,702     (515,040)      9,090,689           --        9,090,689
                                     ----------   ----------    ---------      ----------     --------       ----------
Operating income...................      69,141      112,379       40,534         222,054           --          222,054
Other income (expense), net........       6,475         (825)          --           5,650           --            5,650
Interest and debt expense:
  Incurred.........................     (61,182)          --      (75,098)(j)    (136,280)      62,993(C)      (117,591)
                                                                                               (44,304)(C)
  Capitalized......................       5,753           --           --           5,753           --            5,753
Distributions on preferred
  securities of subsidiary trust...          --           --           --              --      (11,250)(B)      (11,250)
                                     ----------   ----------    ---------      ----------     --------       ----------
Income (loss) before income
  taxes............................      20,187      111,554      (34,564)         97,177        7,439          104,616
Income tax expense (benefit).......       5,900       46,023      (18,123)(k)      33,800        2,600(D)        36,400
                                     ----------   ----------    ---------      ----------     --------       ----------
Net income (loss)..................  $   14,287   $   65,531    $ (16,441)     $   63,377     $  4,839       $   68,216
                                     ==========   ==========    =========      ==========     ========       ==========
Earnings per share of common
  stock............................  $      .25                                $     1.13                    $     1.12
  Weighted average common shares
    outstanding (in thousands).....      56,086                                    56,086                        61,086
Earnings per share of common
  stock -- assuming dilution.......  $      .25                                $     1.12                    $     1.10(E)
  Weighted average common shares
    outstanding (in thousands).....      56,758                                    56,758                        61,758(E)

             See Notes to Pro Forma Combined Financial Statements.

                           VALERO ENERGY CORPORATION

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

PRO FORMA ADJUSTMENTS RELATED TO THE BENICIA ACQUISITION

(a) To reverse the historical cost of the assets acquired and liabilities assumed.

(b) To reflect the allocation of the purchase price, including transaction costs incurred in the acquisition, to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Inventories..............................................   $154,886
Property, plant and equipment............................    715,620
Deferred charges and other assets........................     42,808
Accrued expenses.........................................     (1,000)
Deferred credits and other liabilities...................     (5,300)
                                                            --------
                                                            $907,014
                                                            ========

    The above also reflects borrowings of $600 million under the Bridge Facility and $307 million under the Credit Facility, including related debt issuance costs of $7.8 million, required to fund the Benicia acquisition.

(c) To exclude excise taxes collected on behalf of governmental agencies associated with the operations acquired in the Benicia acquisition from Operating Revenues and Cost of Sales to conform to Valero's accounting policies.

(d) To reflect rent expense related to a structured lease financing arrangement used to finance the acquisition of the Benicia refinery's dock facility, which is included in Operating Expenses, and the Service Station Assets, which is included in Selling and Administrative Expenses.

(e) To reflect amortization expense on $35 million of value assigned to Valero's receipt of the exclusive right to offer the Exxon brand throughout California (except for the San Francisco Bay area) for a ten-year period in connection with Valero's acquisition of the Distribution Assets.

(f) To reverse historical depreciation expense and record depreciation expense over an estimated life of 25 years based on the portion of the acquisition cost allocated to property, plant and equipment.

(g) To conform the accounting for turnaround costs at the Benicia refinery from the "expense as incurred" method followed by ExxonMobil to the "defer and amortize" method followed by Valero.

(h) To reverse historical charges for various corporate and divisional administrative expenses allocated to the acquired assets by ExxonMobil from both Operating Expenses and Selling and Administrative Expenses and record incremental corporate administrative expenses that would have been incurred by Valero.

(i) To reverse historical expense related to various employee benefit programs from both Operating Expenses and Selling and Administrative Expenses and record expense that would have been incurred by Valero under its employee benefit programs.

(j) To reflect interest expense on borrowings under the Bridge Facility of $12.2 million and $48.6 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively, and interest expense on borrowings under the Credit Facility of $5.9 million and $23.7 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively, required to fund the Benicia acquisition, as well as the amortization of deferred debt issuance costs in the amount of $.7 million and $2.8 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively.

                           VALERO ENERGY CORPORATION

(k) To reflect the tax effect of the pro forma pre-tax income adjustments related to the Benicia acquisition and adjust the effective tax rate to the rate that would have been incurred by Valero with respect to the assets acquired.

ADJUSTMENTS RELATED TO THE OFFERINGS

(A) To reflect the issuance of $500 million aggregate principal amount of senior notes, 5 million shares of common stock at an assumed offering price of $30 per share and $150 million aggregate stated amount of PEPS Units, including the incurrence of $2.5 million of issuance costs related to the Debt Offering, $6.3 million of issuance costs related to this offering and $4.9 million of issuance costs related to the PEPS Units Offering, the net proceeds from which are used to repay all amounts outstanding under the Bridge Facility and reduce borrowings under the Credit Facility by $186.3 million. On May 31, 2000, the reported last sale price of the common stock on the NYSE was $29 1/4.

(B) To reflect distributions on the $150 million aggregate liquidation amount of trust preferred securities issued as part of the PEPS units.

(C) To reflect the effect on interest expense of repaying all amounts outstanding under the Bridge Facility ($12.2 million and $48.6 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively) and reducing borrowings by $186.3 million under the Credit Facility ($3.6 million and $14.4 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively) with proceeds from the Offerings ($11.1 million and $44.3 million for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively, related to the Debt Offering based on an assumed rate of 8.8%). A 1/8% change in the interest rate associated with borrowings incurred under the Debt Offering would have a $.2 million and $.6 million effect on interest expense for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively, and a 1/8% change in the interest rate associated with remaining borrowings under the Credit Facility would have a $.2 million effect on annual interest expense.

(D) To reflect the tax effect of the pre-tax income adjustments related to the Offerings based on Valero's effective tax rate.

(E) Under the treasury stock method, the calculation of earnings per share does not include any dilutive effect from any shares of common stock that may be issued pursuant to the stock purchase contracts issued as part of the PEPS Units.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for each of the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 1999, 1998 and 1997 and the three months ended March 31, 2000 and 1999 included herein, as well as the unaudited pro forma financial information and related notes included herein. The selected consolidated financial data for the five years ended December 31, 1999 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The financial data for the three months ended March 31, 2000 and 1999 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that investors in our common stock should expect for the entire fiscal year ending December 31, 2000. Some previously reported amounts have been reclassified to conform with the current period presentation.

                                           THREE MONTHS ENDED
                                                MARCH 31,                             YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2000         1999         1999      1998(1)(2)    1997(3)        1996         1995
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Operating revenues....................   $2,928,617   $1,337,103   $7,961,168   $5,539,346   $5,756,220   $2,757,853   $1,772,638
Operating income (loss)...............       57,052        8,520       69,141      (51,198)     211,034       89,748      123,755
Income (loss) from continuing
  operations..........................       30,739       (2,716)      14,287      (47,291)     111,768       22,472       58,242
Income (loss) from discontinued
  operations, net of income
  taxes(4)............................           --           --           --           --      (15,672)      50,229        1,596
Net income (loss).....................       30,739       (2,716)      14,287      (47,291)      96,096       72,701       59,838
  Less: preferred stock dividend
        requirements and redemption
        premium.......................           --           --           --           --        4,592       11,327       11,818
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) applicable to common
  stock...............................   $   30,739   $   (2,716)  $   14,287   $  (47,291)  $   91,504   $   61,374   $   48,020
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share of common
  stock:
  Continuing operations...............   $      .55   $     (.05)  $      .25   $     (.84)  $     2.16   $      .51   $     1.33
  Discontinued operations.............           --           --           --           --         (.39)         .89         (.23)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total.........................   $      .55   $     (.05)  $      .25   $     (.84)  $     1.77   $     1.40   $     1.10
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share of common
  stock--assuming dilution:
  Continuing operations...............   $      .54   $     (.05)  $      .25   $     (.84)  $     2.03   $      .44   $     1.16
  Discontinued operations.............           --           --           --          --          (.29)         .98          .01
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total.........................   $      .54   $     (.05)  $      .25   $     (.84)  $     1.74   $     1.42   $     1.17
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Dividends per share of common stock...   $      .08   $      .08   $      .32   $      .32   $      .42   $      .52   $      .52
CASH FLOW DATA:
Cash flow from continuing operating
  activities..........................   $   11,177   $  148,419   $  435,111   $  165,825   $  196,645   $  120,454   $  165,931
Cash flow used in continuing investing
  activities..........................      (41,966)     (69,074)    (172,168)    (566,268)    (434,046)     (93,123)    (128,180)
Cash flow provided by (used in)
  financing activities................      (20,789)     (77,201)    (214,055)     401,707      275,548      (84,347)      (8,341)
OTHER FINANCIAL DATA:
EBITDA(5).............................   $   95,950   $   45,111   $  219,657   $  244,523   $  313,025   $  164,958   $  214,318

                                                MARCH 31,                                   DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2000         1999         1999      1998(1)(2)    1997(3)        1996         1995
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Working capital (excluding short-term
  debt and current maturities on
  long-term debt).....................   $  131,557   $  242,463   $  109,876   $ 301,966    $  313,741   $  135,030   $  135,257
Property, plant and equipment, net....    1,985,184    1,974,763    1,984,514   1,959,343     1,592,533    1,232,210    1,229,627
Total assets..........................    3,121,174    2,814,398    2,979,272   2,725,664     2,493,043    1,985,631    1,904,655
Total debt............................      771,655      909,421      785,472     982,335       552,183      437,072      490,027
Total equity..........................    1,108,704    1,080,579    1,084,769   1,085,287     1,158,841    1,075,825    1,024,213

------------
(1) Includes the operations of the Paulsboro refinery beginning September 17, 1998.
(2) The 1998 operating loss includes a $170.9 million write-down of inventories to market value, which resulted in a $111.1 million reduction in net income, or $1.98 per share.
(3) Includes the operations of the Texas City, Houston and Krotz Springs refineries beginning May 1, 1997.
(4) Reflects the results of our former parent's natural gas related services business for periods prior to the July 31, 1997 spin-off of our common stock.
(5) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is presented as a measure of our ability to service our debt and to make capital expenditures. It is not a measure of operating results and is not presented in our consolidated financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Valero is one of the largest and most geographically diverse independent petroleum refining and marketing companies in the United States. As of March 31, 2000, Valero owned five refineries in Texas, Louisiana and New Jersey, providing it with core operations on both the Gulf Coast and the East Coast. These refineries are located in Corpus Christi, Houston, and Texas City in Texas, Krotz Springs, Louisiana and Paulsboro, New Jersey. In addition, on March 2, 2000, Valero entered into an agreement to purchase ExxonMobil's Benicia refinery, the Service Station Assets and the Distribution Assets, thereby establishing a significant presence on the West Coast and extending its geographic reach from coast to coast. The acquisition of the Benicia refinery and the Distribution Assets closed on May 15, 2000 and the acquisition of the Service Station Assets is expected to close on or about June 15, 2000. The acquisition of the Benicia refinery increased Valero's throughput capacity from approximately 790,000 BPD to approximately 950,000 BPD.

     Valero produces premium, environmentally clean products such as reformulated gasoline, low-sulfur diesel and oxygenates and is able to produce CARB gasoline. Valero also produces a substantial slate of middle distillates, jet fuel and petrochemicals. Valero has distinguished itself among independent refiners by cost effectively upgrading its refineries to not only increase output but also increase overall refining complexity and flexibility, enhancing Valero's ability to process lower cost feedstocks into higher value-added premium products. Valero processes a wide slate of feedstocks including medium sour crude oils, heavy sweet crudes and residual fuel oils, or resid, which can typically be purchased at a discount to West Texas Intermediate, a benchmark crude oil. Between 45% and 50% of Valero's total gasoline production is typically reformulated gasoline ("RFG"), which sells at a premium over conventional grades of gasoline. The Benicia refinery produces approximately 110,000 BPD of gasoline, approximately 95% of which is CARB gasoline. Valero also produces over 75% of its distillate slate as low-sulfur diesel and jet fuel, which sell at a premium over high-sulfur heating oil. In addition to its feedstock and product advantages, Valero has synergies among its Gulf Coast refineries which allow Valero to transfer intermediate feedstocks such as deasphalted oil, or DAO, and atmospheric tower bottoms, or ATBs, among the Texas City, Houston and Corpus Christi refineries. With the Benicia acquisition, Valero's products are marketed in 35 states as well as to selected export markets.

FACTORS AFFECTING OPERATING RESULTS

     Valero's earnings and cash flow from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire feedstocks and the price for which refined products are ultimately sold depends on numerous factors beyond Valero's control, including the global, national and regional supply and demand for crude oil, gasoline, diesel, heating oil and other feedstocks and refined products, which in turn are dependent upon, among other things, weather, the availability of imports, the economies and production levels of foreign suppliers, the marketing of competitive fuels, political affairs and the extent of governmental regulation.

     Feedstock and refined product prices are also affected by other factors, such as product pipeline capacity, local market conditions and the operating levels of competing refineries. Crude oil costs and the price of refined products have historically been subject to wide fluctuation. Expansion of existing facilities and installation of additional refinery crude distillation and upgrading facilities, price volatility, international political and economic developments and other factors beyond Valero's control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market resulting in price volatility and a reduction in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined products, such as for gasoline during the summer driving season and for home heating oil during the winter in the Northeast. For example, three consecutive unseasonably warm winters in the Northeast resulted in reduced demand, unusually high inventories and considerably lower prices for heating oil during 1999.

     A large portion of Valero's feedstock supplies are secured under term contracts. There is no assurance, however, of renewal of these contracts upon their expiration or that economically equivalent substitute supply contracts can be secured. Feedstock supplies from international producers are loaded aboard chartered vessels and are subject to the usual maritime hazards. If foreign sources of crude oil or access to the marine system for delivering crude oil were curtailed, Valero's operations could be adversely affected. In addition, the loss of, or an adverse change in the terms of, certain of its feedstock supply agreements or the loss of sources or means of delivery of its feedstock supplies, could adversely affect its operating results. The volatility of prices and quantities of feedstocks that may be purchased on the spot market or pursuant to term contracts could also have a material adverse effect on operating results.

     Because Valero manufactures a significant portion of its gasoline as RFG and can produce approximately 28,000 BPD of oxygenates, certain federal and state clean-fuel programs significantly affect its operations and the markets in which Valero sells refined products. In the future, Valero cannot control or with certainty predict the effect these clean-fuel programs may have on the cost to manufacture, demand for or supply of refined products. Presently, the EPA's oxygenated fuel program under the Clean Air Act requires that areas designated "nonattainment" for carbon monoxide use gasoline that contains a prescribed amount of clean burning oxygenates during certain winter months. Additionally, the EPA's RFG program under the Clean Air Act requires year-round usage of RFG in areas designated "extreme" or "severe" nonattainment for ozone. In addition to these nonattainment areas, approximately 44 of the 87 areas that were designated as "serious," "moderate" or "marginal" nonattainment for ozone also "opted in" to the RFG program to decrease their emissions of hydrocarbons and toxic pollutants. Phase II of the federal RFG program became effective January 2000, further restricting the acceptable levels of nitrous oxides, volatile organic compounds and toxics in gasoline. In order to meet the new restrictions, refiners, including Valero, will necessarily need to reduce the sulfur, benzene and vapor pressure of gasoline, which could effectively reduce the production capacity of U.S. refiners.

     Because Valero's refineries are generally more complex than many conventional refineries and are designed to process heavy and sour crude oils, including resid, its operating costs per barrel are generally higher than those of most conventional refiners. But because Valero's primary feedstocks usually sell at discounts to benchmark crude oil, Valero has generally been able to recover its higher operating costs by generating higher margins than many conventional refiners that use lighter and sweeter crudes as their principal feedstocks. Moreover, through recent acquisitions, improvements in technology and modifications to its operating units, Valero has improved its flexibility to process different types of feedstocks, including heavy crude oils. Valero expects its primary feedstocks will continue to sell at a discount to benchmark crude oil, but is unable to predict future relationships between the supply of and demand for its feedstocks.

     After the acquisition of the retail assets from ExxonMobil, Valero's earnings and cash flow from operations will also be affected by the costs necessary to achieve brand recognition and loyalty in the retail gasoline business and the costs necessary to accept credit cards from consumers. See "Risk Factors -- We do not have an operating history in the retail business."

OUTLOOK

     During the last half of 1998 and throughout most of 1999, Valero operated in an environment characterized by very weak refining industry fundamentals. These weak industry fundamentals caused a significant increase in refined product inventories and put downward pressure on refined product prices. OPEC's decision in March 1999 to curtail crude oil production resulted in a reduced supply of the heavier crude oils which are Valero's primary feedstocks, thus resulting in higher feedstock costs and lower discounts. These conditions combined to create an exceptionally difficult period for refiners, including Valero.

     Beginning in late 1999, however, the weak refining industry fundamentals that had prevailed during the latter half of 1998 and most of 1999 began to show signs of improvement. In March 2000, OPEC met and agreed to increase crude oil production. In addition, during the last several months of 1999 and into 2000, refined product inventories fell dramatically. According to reports of the Department of Energy and other industry publications, the decline in finished product inventory levels was attributable to the following factors:

      -- Lower crude oil supplies resulting primarily from OPEC's decision in March 1999 to curtail production.

      -- Reduced refinery utilization rates in the U.S., to rates below 90% compared to rates that were above 95% in early 1999.

      --   Colder weather in the Northeastern U.S. in early 2000.

      --   Strong economic growth in the U.S. and abroad.

     Valero anticipates that refining industry margins for 2000 will benefit from improved industry fundamentals. This expectation is based on several assumptions, including the following:

      -- According to the International Energy Agency (April 2000 report), worldwide crude oil demand for 2000 is projected to grow about 1.6 million barrels per day, up from 1.2 million barrels per day growth in 1999. Valero expects that increased production resulting from OPEC's decision to increase crude oil production should more than offset this increased demand resulting in improved feedstock discounts.

      -- The Department of Energy projects a growth in gasoline demand for 2000 of over 1% as well as increased demand for low-sulfur diesel and jet fuel.

      -- The International Energy Agency and the Department of Energy project a stronger demand for light products in Europe and Asia, which in turn is expected to result in reduced available volumes for imports into the U.S.

      -- More stringent fuel specifications in the U.S. and Europe became effective at the beginning of 2000 and Valero expects that this should result in a reduction in refinery light product yields.

      -- The Oil and Gas Journal (December 20, 1999 survey) projected a slowdown in increases to industry refining capacity.

      -- Petrochemical margins have improved significantly in 2000 as a result of the improving worldwide economy and increased demand for petrochemical feedstocks, which are used in both the petrochemical industry and as gasoline blendstocks.

     Thus far in the second quarter of 2000, refining industry margins have improved from the already strong conditions that existed during the first quarter of 2000. Gasoline margins on average have increased from first quarter levels, and are significantly in excess of second quarter 1999 margins, due to low inventory levels and continued strong demand. Heating oil margins on average have also dramatically improved from the negative margins experienced in the second quarter of 1999 due to low inventories and cooler weather in the Northeast. In addition, OPEC's agreement in March 2000 to increase crude oil production has resulted in improved feedstock discounts and contributed, along with improving supply and demand fundamentals, to higher petrochemical and lube oil margins and other refined product margins.

     During the second quarter of 2000, Valero incurred downtime in connection with a scheduled maintenance turnaround of the fluid catalytic cracking unit at its Paulsboro refinery (approximately 51 days) and certain unscheduled maintenance of the heavy oil cracker at its Corpus Christi refinery (approximately 11 days). Although this downtime will somewhat offset the improvement in margins during the second quarter discussed above, Valero believes that capacity expansions and operational improvements implemented during this downtime will benefit its future operations. As refining margins merit, Valero expects to continue making capital improvements at its refinery facilities to increase, among other things, throughput capacity, conversion capability, operational efficiency and feedstock flexibility. The majority of these capital improvements are expected to be performed during scheduled maintenance turnarounds.

     Valero expects demand, both domestically and worldwide, for clean-burning fuels such as RFG to continue to increase as a result of the worldwide movement to reduce lead and certain other pollutants and contaminants in gasoline. Valero expects this increasing demand for clean-burning fuels to sustain increased demand for oxygenates such as MTBE. However, public concern that MTBE has contaminated water supplies has resulted in certain states and the EPA passing or proposing restrictions on or banning the use of MTBE. If MTBE were to be restricted or banned throughout the U.S., Valero believes that its MTBE-producing facilities, other than the Benicia refinery discussed below, could be modified to produce other gasoline blendstocks or other petrochemicals for a capital investment of approximately $22 million. (Valero estimates that the cost for permitting and modification of the Benicia refinery in order to comply with CARB Phase III specifications and eliminate MTBE as a gasoline component is approximately $20 million.) Since the volume of alternative products that could be produced would be less than the current production of MTBE and the price of such alternative products is currently lower than the price of MTBE, Valero's results of operations could potentially be materially adversely affected. Valero anticipates, however, that if MTBE were to be restricted or banned, the resulting industry-wide shortage in octane-enhancing components would cause a significant change in the economics related to Valero's various alternative products, and as a result, such an action would not be expected to have a material adverse effect on Valero. See "Risk Factors -- The banning of the use of MTBE could adversely affect us."

     Valero expects that various industry consolidations through mergers and acquisitions will continue, making for a more competitive business environment while providing Valero with potential opportunities to expand its operations. The financial results of the assets purchased in the Benicia acquisition for 1998, 1999 and the quarter ended March 31, 2000 are set forth in the financial statements included herein. Valero currently expects that the outlook for the Benicia refinery will be consistent with the industry trends discussed above.

RESTRUCTURING

     Valero was incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company as a wholly owned subsidiary of Valero Energy Corporation, referred to as Old Valero. Old Valero was engaged in both the refining and marketing business and the natural gas related services business. On July 31, 1997, Old Valero spun off Valero to Old Valero's stockholders by distributing all of the common stock of Valero. Immediately after this distribution, Old Valero, with its remaining natural gas related services business, merged with a wholly owned subsidiary of PG&E Corporation. The distribution of Valero common stock to Old Valero's stockholders and the merger of Old Valero with the subsidiary of PG&E Corporation are collectively referred to as the "Restructuring." Upon completion of the Restructuring, Valero's name was changed from Valero Refining and Marketing Company to Valero Energy Corporation and its common stock was listed for trading on the New York Stock Exchange under the symbol "VLO." As a result of the Restructuring, Valero became a "successor registrant" to Old Valero for financial reporting purposes under the federal securities laws. Accordingly, for periods before the Restructuring, the following Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements included elsewhere in this prospectus supplement, reflect Old Valero's natural gas related services business as discontinued operations of Valero.

RESULTS OF OPERATIONS

  FIRST QUARTER 2000 COMPARED TO FIRST QUARTER 1999

                              Financial Highlights

                                                        THREE MONTHS ENDED MARCH 31,
                                             --------------------------------------------------
                                                                                  CHANGE
                                                                           --------------------
                                                 2000           1999          AMOUNT        %
                                             ------------   ------------   ------------   -----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.........................  $ 2,928,617    $ 1,337,103    $ 1,591,514     119%
Cost of sales..............................   (2,683,680)    (1,154,960)    (1,528,720)   (132)
Operating costs:
  Cash (fixed and variable)................     (132,371)      (119,442)       (12,929)    (11)
  Depreciation and amortization............      (34,477)       (35,127)           650       2
Selling and administrative expenses
  (including related depreciation
  expense).................................      (21,037)       (19,054)        (1,983)    (10)
                                             -----------    -----------    -----------
          Total operating income...........  $    57,052    $     8,520    $    48,532     570
                                             ===========    ===========    ===========
Other income (expense), net................  $     2,647    $       (79)   $     2,726      --(1)
Interest and debt expense, net.............  $   (12,760)   $   (12,457)   $      (303)     (2)
Income tax (expense) benefit...............  $   (16,200)   $     1,300    $   (17,500)     --(1)
Net income (loss)..........................  $    30,739    $    (2,716)   $    33,455      --(1)
Earnings (loss) per share of common stock-
  assuming dilution........................  $       .54    $      (.05)   $       .59      --(1)
Earnings before interest, taxes,
  depreciation and amortization
  ("EBITDA")...............................  $    95,950    $    45,111    $    50,839     113
Ratio of EBITDA to interest incurred.......          6.8x           3.2x           3.6x    113

------------

(1) Percentage variance is not meaningful.

                              Operating Highlights

                                                               THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------
                                                                                   CHANGE
                                                                                ------------
                                                               2000     1999    AMOUNT    %
                                                              ------   ------   ------   ---
Sales volumes (Mbbls per day)...............................   1,002    1,050     (48)    (5)%
Throughput volumes (Mbbls per day)..........................     744      698      46      7
Average throughput margin per barrel........................  $ 3.62   $ 2.90   $ .72     25
Operating costs per barrel:
  Cash (fixed and variable).................................  $ 1.95   $ 1.90   $ .05      3
  Depreciation and amortization.............................     .51      .56    (.05)    (9)
                                                              ------   ------   -----
          Total operating costs per barrel..................  $ 2.46   $ 2.46   $  --     --
                                                              ======   ======   =====
Charges:
  Crude oils:
     Sour...................................................      52%      51%      1%     2
     Heavy sweet............................................       9       11      (2)   (18)
     Light sweet............................................       9       10      (1)   (10)
                                                              ------   ------   -----
          Total crude oils..................................      70       72      (2)    (3)
  High-sulfur residual fuel oil, or "resid".................       4        3       1     33
  Low-sulfur resid..........................................       4        4      --     --
  Other feedstocks and blendstocks..........................      22       21       1      5
                                                              ------   ------   -----
          Total charges.....................................     100%     100%     --%    --
                                                              ======   ======   =====
Yields:
  Gasolines and blendstocks.................................      50%      51%     (1)%   (2)
  Distillates...............................................      30       31      (1)    (3)
  Petrochemicals............................................       5        4       1     25
  Lubes and asphalts........................................       3        2       1     50
  Other products............................................      12       12      --     --
                                                              ------   ------   -----
          Total yields......................................     100%     100%     --%    --
                                                              ======   ======   =====

               Average Market Reference Prices and Differentials

                                                               THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------
                                                                                   CHANGE
                                                                                ------------
                                                               2000     1999    AMOUNT    %
                                                              ------   ------   ------   ---
                                                                   (DOLLARS PER BARREL)
Feedstocks:
  West Texas Intermediate, or "WTI," crude oil..............  $28.90   $13.05   $15.85   121%
  WTI less sour crude oil(1)................................  $ 2.38   $ 2.45   $ (.07)   (3)
  WTI less sweet crude oil(2)...............................  $  .45   $  .90   $ (.45)  (50)
Products (U.S. Gulf Coast):
  Conventional 87 gasoline less WTI.........................  $ 4.27   $ 1.67   $ 2.60   156
  No. 2 fuel oil less WTI...................................  $ 1.84   $  .31   $ 1.53   494
  Propylene less WTI........................................  $ 2.32   $ (.30)  $ 2.62   873

------------

(1) The market reference differential for sour crude oil is based on U.S. Gulf Coast posted prices for 50% Arab medium and 50% Arab light.

(2) The market reference differential for sweet crude oil is based on Platt's posted prices for 50% light Louisiana sweet, or "LLS," and 50% Cusiana.

     General. Valero reported net income for the first quarter of 2000 of $30.7 million, or $.54 per share, compared to a net loss of $2.7 million, or $.05 per share, for the first quarter of 1999. The increase in first quarter results was due primarily to dramatically improved refining industry fundamentals which resulted in a significant increase in refined product margins. Also contributing to higher first quarter results was a 46,000 barrel-per-day increase in throughput volumes. This was due in large part to the effect of a major maintenance turnaround of the heavy oil cracker and related units at Valero's Corpus Christi refinery in the first quarter of 1999, as well as certain unit expansions implemented during that downtime. Partially offsetting the increases in income resulting from these factors were higher cash operating costs, lower income from trading activities, the nonrecurrence in 2000 of a benefit to income in 1999 related to a permanent reduction in LIFO inventories and an increase in income tax expense.

     Operating Revenues. Operating revenues increased $1.6 billion, or 119%, to $2.9 billion during the first quarter of 2000 compared to the same period in 1999 due to a $17.97, or 127%, increase in the average sales price per barrel, partially offset by a 5% decrease in average daily sales volumes. The increase in sales prices was due to significantly higher refined product prices resulting from reduced refined product inventories which reached historically low levels in the first quarter of 2000. This decline in inventory levels was attributable primarily to lower crude oil supplies resulting from OPEC's decision in March 1999 to significantly reduce production, and to lower refinery utilization rates. During most of the first quarter of 1999, sales prices were extremely depressed due to excess refined product inventories prior to the OPEC decision to curtail crude oil production.

     Operating Income. Operating income increased $48.5 million to $57.1 million during the first quarter of 2000 compared to the first quarter of 1999 due primarily to an approximate $63 million increase in total throughput margins (discussed below), partially offset by an approximate $13 million increase in cash operating costs and an approximate $2 million increase in selling and administrative expenses (including related depreciation expense). Cash operating costs were higher due primarily to increased catalyst costs associated with processing more lower-cost feedstocks, and higher fuel costs attributable mainly to an increase in natural gas prices. Selling and administrative expenses (including related depreciation expense) increased primarily as a result of an increase in employee-related costs.

     Total throughput margins (operating revenues less cost of sales) increased due to (i) significantly higher gasoline and distillate margins resulting primarily from the improved industry conditions noted above, (ii) the increase in throughput volumes discussed above, and (iii) higher petrochemical margins resulting from improving worldwide demand, most particularly in Asia. Partially offsetting the increases in total throughput margins resulting from these factors were (i) a decrease in feedstock discounts relative to WTI, (ii) lower lube, fuel oil and other margins resulting mainly from higher crude oil prices,
(iii) a decrease in gains from trading activities from $12.8 million in the first quarter of 1999 to $1.8 million in the first quarter of 2000, and (iv) the nonrecurrence in 2000 of a $10.5 million benefit in the first quarter of 1999 resulting from the liquidation of LIFO inventories. The 1999 trading profits and LIFO benefit were attributable to a steep increase in prices at the end of the 1999 first quarter.

     Other Income. Other income (expense), net, increased by $2.7 million during the first quarter of 2000 compared to the same period in 1999 due primarily to improved results from Valero's 20% equity interest in the Javelina off-gas processing plant in Corpus Christi attributable primarily to higher ethylene and other product prices, partially offset by higher natural gas feedstock costs.

     Income Tax Expense. Income taxes increased from an income tax benefit of $1.3 million in the first quarter of 1999 to income tax expense of $16.2 million in the first quarter of 2000 due primarily to a significant increase in pre-tax income.

  1999 COMPARED TO 1998

                              Financial Highlights

                                                          YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------
                                                                                  CHANGE
                                                                            ------------------
                                                1999         1998(1)          AMOUNT       %
                                             -----------   -----------      -----------   ----
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.........................  $ 7,961,168   $ 5,539,346      $ 2,421,822     44%
Cost of sales..............................   (7,200,584)   (4,792,665)      (2,407,919)   (50)
Operating costs:
  Cash (fixed and variable)................     (480,106)     (435,542)         (44,564)   (10)
  Depreciation and amortization............     (138,625)     (119,524)         (19,101)   (16)
Selling and administrative expenses
  (including related depreciation
  expense).................................      (72,712)      (71,884)            (828)    (1)
                                             -----------   -----------      -----------
Operating income, before inventory
  write-down...............................       69,141       119,731          (50,590)   (42)
Write-down of inventories to market
  value....................................           --      (170,929)         170,929     --(2)
                                             -----------   -----------      -----------
          Total operating income (loss)....  $    69,141   $   (51,198)     $   120,339    235
                                             ===========   ===========      ===========
Other income, net..........................  $     6,475   $       586      $     5,889     --(2)
Interest and debt expense, net.............  $   (55,429)  $   (32,479)     $   (22,950)   (71)
Income tax (expense) benefit...............  $    (5,900)  $    35,800      $   (41,700)  (116)
Net income (loss)..........................  $    14,287   $   (47,291)(3)  $    61,578    130
Earnings (loss) per share of common
  stock--assuming dilution.................  $       .25   $      (.84)(3)  $      1.09    130
Earnings before interest, taxes,
  depreciation and amortization
  ("EBITDA")...............................  $   219,657   $   244,523(4)   $   (24,866)   (10)
Ratio of EBITDA to interest incurred.......          3.6x          6.5x            (2.9)x  (45)

------------

(1) Includes the operations of the Paulsboro refinery beginning September 17, 1998.

(2) Percentage variance is not meaningful.

(3) Includes a $111.1 million, or $1.98 per share, effect resulting from the $170.9 million pre-tax write-down of inventories to market value.

(4) Excludes the $170.9 million pre-tax write-down of inventories to market value.

                              Operating Highlights

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                                                  CHANGE
                                                                               ------------
                                                             1999    1998(1)   AMOUNT    %
                                                            ------   -------   ------   ---
Sales volumes (MBPD)......................................   1,033      894      139     16%
Throughput volumes (MBPD)(2)..............................     712      579      133     23
Average throughput margin per barrel......................  $ 2.93    $3.53(3) $(.60)   (17)
Operating costs per barrel:
  Cash (fixed and variable)...............................  $ 1.85    $2.06    $(.21)   (10)
  Depreciation and amortization...........................     .53      .57     (.04)    (7)
                                                            ------    -----    -----
          Total operating costs per barrel................  $ 2.38    $2.63    $(.25)   (10)
                                                            ======    =====    =====
Charges:
  Crude oils:
     Sour.................................................      48%      37%      11%    30
     Heavy sweet..........................................      12       20       (8)   (40)
     Light sweet..........................................       9       11       (2)   (18)
                                                            ------    -----    -----
          Total crude oils................................      69       68        1      1
  High-sulfur residual fuel oil, or "resid"...............       3        9       (6)   (67)
  Low-sulfur resid........................................       6        3        3    100
  Other feedstocks and blendstocks........................      22       20        2     10
                                                            ------    -----    -----
          Total charges...................................     100%     100%      --%    --
                                                            ======    =====    =====
Yields:
  Gasolines and blendstocks...............................      51%      53%      (2)%   (4)
  Distillates.............................................      29       28        1      4
  Petrochemicals..........................................       5        4        1     25
  Lubes and asphalts......................................       3        1        2    200
  Other products..........................................      12       14       (2)   (14)
                                                            ------    -----    -----
          Total yields....................................     100%     100%      --%    --
                                                            ======    =====    =====

               Average Market Reference Prices and Differentials

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                                                  CHANGE
                                                                               ------------
                                                             1999     1998     AMOUNT    %
                                                            ------   -------   ------   ---
                                                                 (DOLLARS PER BARREL)
Feedstocks:
  West Texas Intermediate, or "WTI," crude oil............  $19.28   $14.41    $ 4.87    34%
  WTI less sour crude oil(4)(6)...........................  $ 2.40   $ 2.74    $ (.34)  (12)
  WTI less sweet crude oil(5)(6)..........................  $  .57   $  .66    $ (.09)  (14)
  WTI less high-sulfur resid (Singapore)..................  $ 1.63   $ 1.57    $  .06     4
Products (U.S. Gulf Coast):
  Conventional 87 gasoline less WTI.......................  $ 2.53   $ 2.98    $ (.45)  (15)
  No. 2 fuel oil less WTI.................................  $  .33   $ 1.45    $(1.12)  (77)
  Propylene less WTI......................................  $  .93   $ 2.23    $(1.30)  (58)

------------

(1) Includes the operations of the Paulsboro refinery beginning September 17, 1998.

(2) Includes 173 MBPD and 46 MBPD for 1999 and 1998, respectively, related to the Paulsboro refinery.

(3) Excludes an $.81 per barrel reduction resulting from the $170.9 million pre-tax write-down of inventories to market value.

(4) The market reference differential for sour crude oil is based on U.S. Gulf Coast posted prices for 50% Arab medium and 50% Arab light.

(5) The market reference differential for sweet crude oil is based on Platt's posted prices for 50% light Louisiana sweet, or "LLS," and 50% Cusiana.

(6) The market reference differentials for 1999 and 1998 have been restated from amounts reported in the 1999 Form 10-K to conform to market reference prices used in 2000.

     General. Valero reported net income of $14.3 million, or $.25 per share, for the year ended December 31, 1999 compared to a net loss of $47.3 million, or $.84 per share, for the year ended December 31, 1998. Non-cash inventory write-downs resulting from significant declines in feedstock and refined product prices reduced the total year 1998 results by $170.9 million. Before the effect of the inventory write-downs, net income for 1998 was $63.8 million, or $1.14 per share.

     The 1999 results were well below 1998 levels, before the effects of the 1998 inventory write-downs, due to historically weak refining industry fundamentals during the first half of 1999, the effect of significant downtime at Valero's Corpus Christi refinery in early 1999 due to a major maintenance turnaround and expansion of the heavy oil cracker and related units, and increased interest expense. Partially offsetting these decreases in income were improvements in industry conditions in the second half of 1999, a significant reduction in cash operating costs (excluding the effect of the Paulsboro refinery) resulting from Valero's comprehensive cost reduction efforts, and benefits to income related to reductions in LIFO inventories during the first and fourth quarters of 1999.

     Operating Revenues. Operating revenues increased $2.4 billion, or 44%, to $8.0 billion during 1999 compared to 1998 due to a $4.14, or 24%, increase in the average sales price per barrel and a 16% increase in average daily sales volumes. The increase in sales volumes was due primarily to the September 1998 acquisition of the Paulsboro refinery, while the increase in sales prices was due primarily to higher crude oil prices attributable to OPEC production cuts announced in March 1999 and lower refined product inventories in the second half of the year.

     Operating Income (Loss). Operating income increased $120.3 million, from a $51.2 million operating loss in 1998 to operating income of $69.1 million in 1999, due in large part to the 1998 inventory write-downs of $170.9 million noted above. Excluding the effect of these write-downs, operating income decreased $50.6 million, or 42%, during 1999 compared to 1998. This decrease was due primarily to an approximate $98 million increase in operating costs attributable to a full year of operations in 1999 for the Paulsboro refinery, and an approximate $9 million increase in depreciation expense and amortization of deferred turnaround and catalyst costs for all refineries exclusive of the Paulsboro refinery. Partially offsetting these decreases was an approximate $43 million reduction in cash operating costs for all refineries exclusive of the Paulsboro refinery, primarily due to lower maintenance expense, energy savings and improved energy efficiencies, and reduced catalyst and chemical costs, all resulting from Valero's cost savings initiatives implemented in early 1999. Also partially offsetting the above-noted decreases in operating income was an increase in total throughput margins of approximately $14 million.

     Total throughput margins (operating revenues less cost of sales) increased in 1999 compared to 1998 due primarily to (i) the contribution from the Paulsboro refinery resulting from a full year of operations in 1999, (ii) benefits from higher sales volumes (excluding higher volumes resulting from the full-year effect of Paulsboro refinery operations), including benefits resulting from the liquidation of LIFO inventories in the first and fourth quarters of 1999 of $10.5 million and $9.3 million, respectively, and (iii) benefits from trading activities of approximately $17 million in 1999 compared to $1 million in 1998. The positive effect on throughput margins resulting from these factors was offset to a large extent by extremely depressed refining industry fundamentals in the first half of 1999. Distillate and gasoline margins were significantly below 1998 levels during this period (average distillate margins were negative in the first half of 1999) as above-average refined product inventory levels resulted in depressed refined product prices, while crude oil prices increased due to the OPEC production cuts announced in March 1999. Furthermore, petrochemical margins were lower during the first half of 1999 resulting from depressed demand for petrochemical feedstocks due to the Asian economic crisis. Although industry conditions improved in the second half of 1999 as refined product inventories declined due to both an increase in demand and reduced refinery utilization rates, increasingly higher crude oil prices resulting from a continuation of reduced OPEC production limited the improvement in product margins during this period. Total throughput margins were also negatively affected in 1999 compared to 1998 by a decrease in crude oil feedstock discounts relative to WTI and reduced income from hedging activities under Valero's price risk management program. In 1999, Valero's hedging activities resulted in a reduction of total throughput margins of approximately $10 million compared to a benefit of approximately $17 million in 1998. See "--Quantitative and Qualitative Disclosures About Market Risk," Note 1 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 under "Price Risk Management Activities," and Note 7 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 for additional information regarding Valero's hedging and trading activities.

     Other Income. Other income, net, increased by $5.9 million to $6.5 million during 1999 compared to 1998 due primarily to improved results from Valero's 20% equity interest in the Javelina off-gas processing plant in Corpus Christi (see
Note 1 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 under "Deferred Charges and Other Assets") attributable primarily to higher ethylene and other product prices, partially offset by higher natural gas feedstock costs.

     Net Interest and Debt Expense. Net interest and debt expense increased $22.9 million, or 71%, to $55.4 million during 1999 compared to 1998 primarily due to the full-year effect of higher borrowings resulting from the acquisition of the Paulsboro refinery in September 1998, and to a lesser extent, to an increase in average interest rates.

     Income Tax Expense (Benefit). Income taxes increased from a $35.8 million benefit in 1998 to a $5.9 million expense in 1999 due primarily to the significant increase in pre-tax income and, to a lesser extent, to the recognition in 1998 of $5.8 million related to a research and experimentation tax credit. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

  1998 COMPARED TO 1997

                              Financial Highlights

                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                                                                 CHANGE
                                                                           -------------------
                                           1998(1)          1997(2)         AMOUNT         %
                                         -----------      -----------      ---------      ----
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.....................  $ 5,539,346      $ 5,756,220      $(216,874)       (4)%
Cost of sales..........................   (4,792,665)      (5,092,150)       299,485         6
Operating costs:
  Cash (fixed and variable)............     (435,542)        (304,683)      (130,859)      (43)
  Depreciation and amortization........     (119,524)         (92,317)       (27,207)      (29)
Selling and administrative expenses
  (including related depreciation
  expense).............................      (71,884)         (56,036)       (15,848)      (28)
                                         -----------      -----------      ---------
Operating income, before inventory
  write-down...........................      119,731          211,034        (91,303)      (43)
Write-down of inventories to market
  value................................     (170,929)              --       (170,929)       --
                                         -----------      -----------      ---------
          Total operating income
            (loss).....................  $   (51,198)     $   211,034      $(262,232)     (124)
                                         ===========      ===========      =========
Other income, net......................  $       586      $     6,978      $  (6,392)      (92)
Interest and debt expense, net.........  $   (32,479)     $   (42,455)     $   9,976        23
Income tax (expense) benefit...........  $    35,800      $   (63,789)     $  99,589       156
Income (loss) from continuing
  operations...........................  $   (47,291)(3)  $   111,768      $(159,059)     (142)
Loss from discontinued operations, net
  of income tax benefit(4).............  $        --      $   (15,672)     $  15,672       100
Net income (loss)......................  $   (47,291)(3)  $    96,096      $(143,387)     (149)
Net income (loss) applicable to common
  stock................................  $   (47,291)(3)  $    91,504      $(138,795)     (152)
Earnings (loss) per share of common
  stock--assuming dilution:
  Continuing operations................  $      (.84)(3)  $      2.03      $   (2.87)     (141)
  Discontinued operations..............           --             (.29)           .29       100
                                         -----------      -----------      ---------
          Total........................  $      (.84)     $      1.74      $   (2.58)     (148)
                                         ===========      ===========      =========
Earnings before interest, taxes,
  depreciation and amortization
  ("EBITDA")...........................  $   244,523(5)   $   313,025      $ (68,502)      (22)
Ratio of EBITDA to interest
  incurred(6)..........................          6.5x             7.1x           (.6)x      (8)

------------

(1) Includes the operations of the Paulsboro refinery beginning September 17, 1998.

(2) Includes the operations of the Texas City, Houston and Krotz Springs refineries beginning May 1, 1997.

(3) Includes a $111.1 million, or $1.98 per share, effect resulting from the $170.9 million pre-tax write-down of inventories to market value.

(4) Reflects the results of Old Valero's natural gas related services business for periods prior to the July 31, 1997 Restructuring.

(5) Excludes the $170.9 million pre-tax write-down of inventories to market value.

(6) Interest incurred for 1997 includes $18,164 of interest on corporate debt that was allocated to continuing operations (see Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 1999).

                               Operating Highlights

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                                     CHANGE
                                                                                  ------------
                                                              1998(1)   1997(2)   AMOUNT    %
                                                              -------   -------   ------   ---
Sales volumes (MBPD)........................................     894       630      264     42%
Throughput volumes (MBPD)...................................     579(3)    417(4)   162     39
Average throughput margin per barrel........................   $3.53(5)  $4.35    $(.82)   (19)
Operating costs per barrel:
  Cash (fixed and variable).................................   $2.06     $2.00    $  06      3
  Depreciation and amortization.............................     .57       .61     (.04)    (7)
                                                               -----     -----    -----
         Total operating costs per barrel...................   $2.63     $2.61    $ .02      1
                                                               =====     =====    =====
Charges:
  Crude oils:
    Sour....................................................      37%       26%      11%    42
    Heavy sweet.............................................      20        21       (1)    (5)
    Light sweet.............................................      11        10        1     10
                                                               -----     -----    -----
         Total crude oils...................................      68        57       11     19
  High-sulfur resid.........................................       9        17       (8)   (47)
  Low-sulfur resid..........................................       3         3       --     --
  Other feedstocks and blendstocks..........................      20        23       (3)   (13)
                                                               -----     -----    -----
         Total charges......................................     100%      100%      --%    --
                                                               =====     =====    =====
Yields:
  Gasolines and blendstocks.................................      53%       53%      --%    --
  Distillates...............................................      28        25        3     12
  Petrochemicals............................................       4         6       (2)   (33)
  Lubes and asphalts........................................       1        --        1     --
  Other products............................................      14        16       (2)   (13)
                                                               -----     -----    -----
         Total yields.......................................     100%      100%      --%    --
                                                               =====     =====    =====

                Average Market Reference Prices and Differentials

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                                   CHANGE
                                                                                ------------
                                                               1998     1997    AMOUNT    %
                                                              ------   ------   ------   ---
                                                                   (DOLLARS PER BARREL)
Feedstocks:
  WTI crude oil.............................................  $14.41   $20.61   $(6.20)  (30)%
  WTI less sour crude oil(6)(8).............................  $ 2.74   $ 2.56   $  .18     7
  WTI less sweet crude oil(7)(8)............................  $  .66   $  .36   $  .30    83
  WTI less high-sulfur resid (Singapore)....................  $ 1.57   $ 2.61   $(1.04)  (40)
Products (U.S. Gulf Coast):
  Conventional 87 gasoline less WTI.........................  $ 2.98   $ 3.97   $ (.99)  (25)
  No. 2 fuel oil less WTI...................................  $ 1.45   $ 1.96   $ (.51)  (26)
  Propylene less WTI........................................  $ 2.23   $ 8.14   $(5.91)  (73)

------------

(1) Includes the operations of the Paulsboro refinery beginning September 17, 1998.

(2) Includes the operations of the Texas City, Houston and Krotz Springs refineries beginning May 1, 1997.

(3) Includes 46 MBPD related to the Paulsboro refinery.

(4) Includes 238 MBPD related to the Texas City, Houston and Krotz Springs refineries.

(5) Excludes an $.81 per barrel reduction resulting from the $170.9 million pre-tax write-down of inventories to market value.

(6) The market reference differential for sour crude oil is based on U.S. Gulf Coast posted prices for 50% Arab medium and 50% Arab light.

(7) The market reference differential for sweet crude oil is based on Platt's posted prices for 50% light Louisiana sweet, or "LLS," and 50% Cusiana.

(8) The market reference differentials for 1998 and 1997 have been restated from amounts reported in the 1999 Form 10-K to conform to market reference prices used in 2000.

     General. Valero reported a net loss of $47.3 million, or $.84 per share, for the year ended December 31, 1998 compared to income from continuing operations of $111.8 million, or $2.03 per share, for the year ended December 31, 1997. The 1998 results were reduced by non-cash inventory write-downs totaling $170.9 million.

     Excluding the effects of the inventory write-downs, total year 1998 net income ($63.8 million, or $1.14 per share) was still well below 1997 levels due to extremely weak refining industry fundamentals in the latter half of 1998. Partially offsetting the effects of such depressed industry conditions were full-year contributions in 1998 from the operations related to the Texas City, Houston and Krotz Springs refineries acquired on May 1, 1997 and the contribution from the Paulsboro refinery beginning September 17, 1998. Results from discontinued operations in 1997 were a loss of $15.7 million, or $.29 per share, for the seven months prior to the Restructuring on July 31, 1997. In determining earnings per share for the year ended December 31, 1997, dividends on Old Valero's preferred stock were deducted from income from discontinued operations as such preferred stock was issued in connection with Old Valero's natural gas related services business.

     Operating Revenues. Operating revenues decreased $216.9 million, or 4%, to $5.5 billion during 1998 compared to 1997 due to a 32% decrease in the average sales price per barrel partially offset by a 42% increase in average daily sales volumes. The significant decrease in sales prices was attributable to an oversupply of crude oil due to lower worldwide energy demand, particularly in Asia. These excess crude oil supplies, combined with high refinery utilization rates and below average demand for heating oil due to mild winter weather, resulted in a build-up of refined product inventories, particularly distillates, and severely depressed refined product prices. The increase in sales volumes was due primarily to the acquisitions of the Texas City, Houston, Krotz Springs and Paulsboro refineries, and an increase in related marketing activities.

     Operating Income (Loss). Operating income decreased $262.2 million during 1998 compared to 1997 due in large part to the $170.9 million in inventory write-downs noted above. Excluding the effect of the inventory write-downs, operating income decreased $91.3 million, or 43%, to $119.7 million during 1998 compared to 1997. This decrease was due to an approximate $158 million increase in operating costs and higher selling and administrative expenses of approximately $16 million (both including related depreciation expense), partially offset by an approximate $83 million increase in total throughput margins.

     Total throughput margins increased due primarily to four additional months of operations in 1998 versus 1997 related to the Texas City, Houston and Krotz Springs refineries, and the inclusion of the Paulsboro refinery beginning with its acquisition. Although total throughput margins increased, the average throughput margin per barrel declined $.82, or 19%, due in large part to the fact that the Texas City, Houston, Krotz Springs and Paulsboro refineries normally realize a lower per-barrel margin (but also lower per-barrel operating costs) than that realized by the Corpus Christi refinery. Also contributing to an increase in total throughput margins was a significant improvement in feedstock discounts relative to WTI due to improved sweet and sour crude differentials and enhanced feedstock processing flexibility, particularly at the Corpus Christi refinery, partially offset by lower discounts on resid. However, this feedstock benefit was more than offset by (i) lower gasoline and distillate margins resulting primarily from the factors noted above under "Operating Revenues," and (ii) significantly lower petrochemical margins and other factors as discussed below. The net negative effect on throughput margins resulting from the changes in gasoline and distillate margins and feedstock discounts was somewhat offset by a benefit from hedging activities related to such products and feedstocks under Valero's price risk management program. In 1998, Valero's hedging activities resulted in a benefit to total throughput margins of approximately $17 million, while in 1997, the effect of hedging activities was slightly negative. The decline in petrochemical margins noted above which substantially reduced total throughput margins resulted from depressed demand for petrochemical feedstocks due to the Asian economic crisis.

     With regard to operating costs, approximately $38 million ($33 million cash cost and $5 million depreciation and amortization), or 24%, of the total operating cost increase was attributable to the Paulsboro refinery acquired in September 1998, while $92 million, or 58%, of the increase was attributable to the four additional months of operations during the 1998 period for the Texas City, Houston and Krotz Springs refineries. The remainder of the increase in operating costs was attributable to an increase in amortization of deferred turnaround and catalyst costs for the Texas City, Houston and Corpus Christi refineries resulting from various turnarounds and catalyst change-outs, an increase in cash costs for injected catalyst at those same refineries resulting from the use of lower-cost/reduced-quality feedstocks, higher catalyst costs at the Corpus Christi refinery resulting primarily from shorter than expected catalyst life, and higher salary costs. Selling and administrative expenses increased due primarily to the three and one-half months of operations for the Paulsboro refinery and to the four additional months of operations for the Texas City, Houston and Krotz Springs refineries during 1998.

     Other Income. Other income, net, decreased by $6.4 million to $.6 million during 1998 compared to 1997 due primarily to lower results from Valero's 20% equity interest in the Javelina off-gas processing plant due primarily to lower petrochemical and other product prices, partially offset by lower natural gas feedstock costs.

     Net Interest and Debt Expense. Net interest and debt expense decreased $10 million, or 23%, to $32.5 million during 1998 compared to 1997 due primarily to the inclusion in the 1997 period of allocated interest expense related to corporate debt that was subsequently assumed by PG&E in connection with the Restructuring, and to a reduction in average interest rates. The decrease in net interest and debt expense resulting from these factors was partially offset by an increase in bank borrowings due primarily to the acquisition of the Paulsboro refinery.

     Income Tax Expense (Benefit). Income taxes decreased from a $63.8 million expense in 1997 to a $35.8 million benefit in 1998 due primarily to the significant decrease in pre-tax results from continuing operations and, to a lesser extent, to the recognition in 1998 of $5.8 million related to a research and experimentation tax credit.

     Discontinued Operations. The loss from discontinued operations in 1997 of $15.7 million (net of an income tax benefit of $8.9 million), or $.29 per share, reflected the net loss of Old Valero's natural gas related services business for the seven months ended July 31, 1997, prior to the Restructuring. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities decreased $137.2 million during the first quarter of 2000 compared to the same period in 1999 due primarily to a $177.1 million increase in the amount of cash utilized for working capital purposes, as detailed in Note 4 of Notes to Consolidated Financial Statements for the three months ended March 31, 2000, partially offset by the increase in earnings discussed above under "Results of Operations." In the first quarter of 2000, amounts needed by Valero to finance feedstock and refined product inventories increased significantly due to higher inventory levels as well as an increase in commodity prices from December 31, 1999 to March 31, 2000. Although this increase in inventories was somewhat offset by an increase in accounts payable resulting from the higher volume of inventory purchases, Valero incurred a net increase in cash utilized for working capital purposes in the 2000 period of approximately $63 million. Included in the changes in current assets and current liabilities for the 1999 period was an increase in both accounts receivable and accounts payable due primarily to a significant increase in commodity prices during that quarter. However, concerted efforts by Valero to collect accounts receivable and reduce inventory levels resulted in a net decrease in cash utilized for working capital purposes of approximately $114 million in the first quarter of 1999. During the first quarter of 2000, cash provided by operating activities of $11.2 million, existing cash balances of $51.6 million and issuances of common stock related to Valero's benefit plans of $5.9 million were utilized to reduce bank borrowings by $13.5 million, fund capital expenditures and deferred turnaround and catalyst costs of $42 million, repurchase $8.7 million of shares of Valero's common stock and pay $4.5 million of common stock dividends.

     Net cash provided by operating activities increased $269.3 million to $435.1 million during 1999 compared to 1998, primarily as a result of proactive efforts by Valero to reduce working capital levels. During 1999, both accounts receivable and accounts payable increased significantly as crude oil, gasoline, and heating oil prices more than doubled from December 31, 1998 to December 31, 1999. However, concerted efforts by Valero to collect accounts receivable, and the sale of receivables in September 1999 as described in Note 2 of Notes to Consolidated Financial Statements for the year ended December 31, 1999, helped reduce the increase in receivables resulting from higher commodity prices. In addition, a significant reduction in inventory levels helped to offset the effect of higher commodity prices on the carrying amount of Valero's inventories. All of these factors combined to reduce cash utilized for working capital purposes by $296.3 million during 1999. During 1998, cash utilized for working capital purposes increased $46.2 million, as a substantial decrease in accounts payable was offset to a large extent by a decrease in accounts receivable, both of which resulted from a significant decrease in commodity prices from December 31, 1997 to December 31, 1998. During 1999, cash provided by (i) operating activities, including the sale of accounts receivable discussed above, (ii) proceeds from the issuance of 7 3/8% notes (approximately $297.5 million) and Series 1999 tax-exempt Waste Disposal Revenue Bonds ($25 million), and (iii) issuances of common stock related to Valero's benefit plans were utilized to reduce bank borrowings, redeem $25 million of Series 1998 taxable Waste Disposal Revenue Bonds, fund capital expenditures and deferred turnaround and catalyst costs, pay common stock dividends, purchase treasury stock and add to existing cash balances.

     Valero currently maintains an unsecured $835 million revolving bank credit and letter of credit facility that matures in November 2002 and is available for general corporate purposes including working capital needs and letters of credit. Borrowings under the Credit Facility bear interest at either LIBOR plus a margin, a base rate or a money market rate. Valero is also charged various fees and expenses in connection with this facility, including a facility fee and various letter of credit fees. The interest rate and fees under the Credit Facility are subject to adjustment based upon the credit ratings assigned to Valero's long-term debt. The Credit Facility includes certain restrictive covenants including a fixed-charge coverage ratio, a debt-to-capitalization ratio, and a minimum net worth test. In connection with the Benicia acquisition, in April 2000, the Credit Facility was amended to, among other things, increase the total debt-to-capitalization limit from 50% to 65%. This ratio will decrease to 60% at the earlier of March 31, 2001 or upon the issuance of $300 million of equity or equity linked securities, and will further decrease to 55% on September 30, 2001. These amendments to the credit facility became effective upon closing of the acquisition of the Benicia refinery and the Distribution Assets. Valero also currently has various uncommitted short-term bank credit facilities, along with various uncommitted bank letter of credit facilities.

     In connection with the funding of the Benicia acquisition, Valero entered into a $600 million bridge loan facility. The Bridge Facility has a term of one year with an option to extend for an additional two years, and has covenants similar to the Credit Facility. Borrowings under the Bridge Facility bear interest at LIBOR plus an applicable margin. Borrowings under the Bridge Facility, along with borrowings under Valero's existing credit facilities and an interim lease arrangement, were used to finance the acquisition of the Benicia refinery and the Distribution Assets. In connection with the acquisition of the Service Station Assets, Valero will enter into a structured lease arrangement with a commitment of up to $135 million, substantially all of which will be used to acquire the Service Station Assets and replace the interim lease arrangement for the acquisition of the Benicia refinery's docking facility. Valero intends to use the proceeds from this offering, the Debt Offering and the PEPS Units Offering to pay down all amounts outstanding under the Bridge Facility and use the remaining proceeds to reduce borrowings under the Credit Facility.

     As of March 31, 2000, $126.5 million was outstanding under Valero's various bank credit facilities and letters of credit totaling approximately $234 million were outstanding under its various letter of credit facilities. As of May 15, 2000, $486 million was outstanding under Valero's various bank credit facilities, $600 million was outstanding under the Bridge Facility and letters of credit totaling approximately $160 million were outstanding under its various letter of credit facilities. After giving effect to the Benicia acquisition and the related financings, including the Offerings, as of March 31, 2000, Valero would have had total debt of $1.4 billion, $150 million aggregate liquidation amount of trust preferred securities issued as part of the PEPS Units, and stockholders' equity of $1.2 billion.

     As of March 31, 2000, Valero's debt to capitalization ratio was 41%, a decrease from 42% as of December 31, 1999. After giving effect to the Benicia acquisition and the related financings, including the Offerings, Valero's debt to capitalization ratio would have been 51% at March 31, 2000 (with 80% of the aggregate liquidation amount of trust preferred securities issued as part of the PEPS Units deemed to be equity for purposes of this computation).

     During 1999, Valero reduced its exposure to increases in interest rates and increased its financial flexibility by (i) issuing $300 million of seven-year
7 3/8% notes under its $600 million universal shelf registration statement and using the net proceeds to reduce variable rate bank borrowings and (ii) refinancing $25 million of its taxable, variable-rate industrial revenue bonds with tax-exempt 5.7% fixed-rate bonds. See Note 6 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

     As described in Note 3 of Notes to Consolidated Financial Statements for the year ended December 31, 1999, Salomon Smith Barney Inc. is entitled to receive payments from Valero in any of the ten years following the May 1997 acquisition of Basis and Mobil is entitled to receive payments in any of the five years following the September 1998 acquisition of the Paulsboro refinery, if certain average refining margins during any of these years exceed a specified level. Due to depressed refining margins during the years ended May 1999 and September 1999, no earn-out payments were due to Salomon or Mobil during 1999. Based on actual margins since May and September of 1999, and estimated margin levels through September of 2000, Valero currently expects that no earn-out payments will be due to Salomon or Mobil during 2000.

     During the first quarter of 2000, Valero expended approximately $42 million for capital investments, including capital expenditures of $25 million and deferred turnaround and catalyst costs of $17 million. For total year 2000, Valero currently expects to incur approximately $240 million for capital investments, including approximately $160 million for capital expenditures and approximately $80 million for deferred turnaround and catalyst costs. The capital expenditure estimate includes approximately $15 million for computer system projects and approximately $7 million for projects related to environmental control and protection. The capital expenditure estimate does not include estimated expenditures related to the installation of a scrubber at the Texas City refinery, which will be financed through a lease arrangement, and the installation of a scrubber at the Paulsboro refinery, which Valero expects will be incurred primarily in 2003. See "Risk Factors -- Compliance with and changes in environmental laws could adversely affect our performance." In addition to the above, Valero expects to incur approximately $40 million for the year 2000 for capital expenditures and deferred turnaround and catalyst costs related to the Benicia refinery and the Service Station Assets. Any major upgrades in any of Valero's refineries could require additional expenditures to comply with environmental laws and regulations. However, because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, Valero cannot predict with certainty the level of future expenditures that will be required for environmental matters.

     During 1999, Valero expended approximately $173 million for capital investments, including capital expenditures of $100 million and deferred turnaround and catalyst costs of $73 million. Capital expenditures included approximately $12 million for computer system projects and approximately $7 million for projects related to environmental control and protection. The deferred turnaround and catalyst costs related primarily to (i) a major maintenance turnaround of the heavy oil cracker and related units at the Corpus Christi refinery in the first quarter, (ii) a catalyst change for the Corpus Christi hydrodesulfurization unit in the second quarter, (iii) a turnaround and catalyst change of the Texas City residfiner also in the second quarter, and
(iv) a turnaround of the reformer at the Paulsboro refinery in the fourth quarter.

     Valero's Board of Directors approved in the third quarter of 1998 a common stock repurchase program allowing repurchase of up to $100 million of its common stock. Through December 31, 1998, Valero had repurchased common shares at a cost of approximately $15 million, and during the fourth quarter of 1999 and the first quarter of 2000, Valero repurchased additional shares of its common stock at a cost of approximately $13 million and $7 million, respectively. The shares repurchased will be used primarily to meet requirements under Valero's employee benefit plans.

     Dividends on Valero's common stock are considered quarterly by Valero's Board of Directors, are determined by the Board on the basis of earnings and cash flows, and may be paid only when approved by the Board. Valero has declared a dividend of $.08 per common share for each quarter since the Restructuring.

     Valero believes it has sufficient funds from operations, and to the extent necessary, from the public and private capital markets and bank markets, to fund its ongoing operating requirements. Valero expects that, to the extent necessary, it can raise additional funds from time to time through equity or debt financings.

However, there can be no assurances regarding the availability of any future financings or whether such financings will be available on terms acceptable to Valero.

     Valero's refining and marketing operations have a concentration of customers in the oil refining industry and petroleum products markets. These concentrations of customers may impact Valero's overall exposure to credit risk, either positively or negatively, in that these customers may be similarly affected by changes in economic or other conditions. However, Valero believes that its portfolio of accounts receivable is sufficiently diversified to the extent necessary to minimize potential credit risk. Historically, Valero has not had any significant problems collecting its accounts receivable. Valero's accounts receivable are not collateralized. See Note 2 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 for information regarding a program entered into by Valero in September 1999 to sell up to $100 million of an undivided percentage ownership interest in a designated pool of accounts receivable.

NEW ACCOUNTING PRONOUNCEMENTS

     As discussed in Note 6 of Notes to Consolidated Financial Statements for the three months ended March 31, 2000, certain new financial accounting pronouncements have been issued by the FASB which will become effective for Valero's financial statements beginning in either July 2000 or January 2001. Except for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for which the impact has not yet been determined, the adoption of these pronouncements is not expected to have a material effect on Valero's consolidated financial statements.

                                    BUSINESS

     Valero is one of the largest and most geographically diverse independent petroleum refining and marketing companies in the United States. As of March 31, 2000, Valero owned five refineries in Texas, Louisiana and New Jersey, providing it with core operations on both the Gulf Coast and the East Coast. These refineries are located in Corpus Christi, Houston, and Texas City in Texas, Krotz Springs, Louisiana and Paulsboro, New Jersey. In addition, on March 2, 2000, Valero entered into an agreement to purchase ExxonMobil's Benicia refinery, the Service Station Assets and the Distribution Assets, thereby establishing a significant presence on the West Coast and extending its geographic reach from coast to coast. The acquisition of the Benicia refinery and the Distribution Assets closed on May 15, 2000 and the acquisition of the Service Station Assets is expected to close on or about June 15, 2000. The acquisition of the Benicia refinery increased Valero's throughput capacity from approximately 790,000 BPD to approximately 950,000 BPD.

     Valero produces premium, environmentally clean products such as reformulated gasoline, low-sulfur diesel and oxygenates and is able to produce CARB gasoline. Valero also produces a substantial slate of middle distillates, jet fuel and petrochemicals. Valero has distinguished itself among independent refiners by cost effectively upgrading its refineries to not only increase output but also increase overall refining complexity and flexibility, enhancing Valero's ability to process lower cost feedstocks into higher value-added premium products. Valero processes a wide slate of feedstocks including medium sour crude oils, heavy sweet crudes and residual fuel oils, or resid, which can typically be purchased at a discount to West Texas Intermediate, a benchmark crude oil. Between 45% and 50% of Valero's total gasoline production is typically RFG, which sells at a premium over conventional grades of gasoline. The Benicia refinery produces approximately 110,000 BPD of gasoline, approximately 95% of which is CARB gasoline. Valero also produces over 75% of its distillate slate as low-sulfur diesel and jet fuel, which sell at a premium over high-sulfur heating oil. In addition to its feedstock and product advantages, Valero has synergies among its Gulf Coast refineries which allow Valero to transfer intermediate feedstocks such as deasphalted oil, or DAO, and atmospheric tower bottoms, or ATBs, among the Texas City, Houston and Corpus Christi refineries. With the Benicia acquisition, Valero's products are marketed in 35 states as well as to selected export markets.

VALERO'S STRATEGIC DIRECTION

     Valero intends to remain a premier, independent refining and marketing company that focuses on innovative, efficient upgrading of its facilities to refine lower-cost feedstocks into higher value-added premium products. Valero's strategic objectives include the following:

      -- Accretive Growth through Acquisitions. Valero intends to continue to selectively pursue acquisitions in order to increase growth and diversification. As part of this strategy, Valero regularly searches for acquisition opportunities that it believes will be accretive to earnings and cash flow and provide acceptable rates of return. To be consistent with its operating philosophy, Valero typically looks at opportunities that offer refining capacity in excess of 100,000 barrels per day with expansion or upgrading potential and that are located near a coastal area or a major pipeline connection in order to provide greater flexibility in accessing suppliers and customers. Valero believes the Benicia acquisition will be immediately accretive to earnings and cash flow and provide geographic diversification and important access to the West Coast.

      -- Upgrading Refineries in a Cost Effective Manner. Valero continually evaluates ways to maximize the value of its refineries through cost-effective upgrades and expansions. Valero believes refineries that are more flexible with regard to feedstocks or that are able to produce higher value-added premium products such as reformulated gasoline and low-sulfur diesel are better positioned to exploit increases in refining margins and mitigate the effects of decreases in refining margins than refineries that produce more conventional forms of gasoline and distillates. During 2000, Valero plans to expand the capacity of two of the Texas City refinery's three crude units by approximately 37,000 BPD and its diesel hydrotreater by approximately 14,000 BPD. Additionally, Valero plans to expand the Paulsboro refinery's fluid catalytic cracking unit by 6,500 BPD and its crude unit by approximately 2,000 BPD.

      -- Pursuit of Additional Cost Savings Initiatives. Valero continually attempts to identify and implement cost saving initiatives. The components of Valero's cost savings program include: (i) improving mechanical availability, (ii) reducing maintenance costs, (iii) improving energy efficiency, (iv) replicating best operating practices at all refineries, (v) improving purchasing efficiencies through multi-refinery contracts, (vi) reducing warehouse inventory and (vii) reducing the use of outside professional services. In 1999, Valero implemented cost savings initiatives which resulted in operating expense savings of over $40 million at its Gulf Coast refineries, and expects to attain further operating cost reductions at all of its refineries in 2000.

      -- Increased Earnings Diversification. Valero continues to evaluate several strategies that offer opportunities to diversify earnings, including retail petroleum marketing, petrochemical ventures, and other ancillary businesses. The Benicia acquisition has facilitated Valero's entry into the retail business.

      -- Dedication to Safety and Environmental Concerns. Valero continues to focus on and devote significant time and resources to safety training and accountability programs throughout its operations. Valero seeks to be environmentally proactive and will continue to actively monitor developments with the EPA's proposed air emissions reduction rules and other regulatory changes. During 2000, Valero is installing a flue gas scrubber on the FCC Unit at the Texas City refinery in connection with its voluntary participation in the Governor's City Air Responsibility Enterprise Program.

REFINING, MARKETING AND FEEDSTOCK SUPPLY

     REFINING

     Valero's six refineries have a combined total throughput capacity of approximately 950,000 BPD. The following table lists the location of each of its refineries and their respective feedstock throughput capacities.

                                                                           FEEDSTOCK THROUGHPUT
                                                   REFINERY LOCATION         CAPACITY IN BPD
                                                   -----------------       --------------------
Corpus Christi Refinery......................    Corpus Christi, Texas           215,000
Texas City Refinery..........................    Texas City, Texas               200,000
Paulsboro Refinery...........................    Paulsboro, New Jersey           170,000
Houston Refinery.............................    Houston, Texas                  120,000
Krotz Springs Refinery.......................    Krotz Springs,                   85,000
                                                 Louisiana
Benicia Refinery.............................    Benicia, California             160,000
                                                                                 -------
          Total..............................                                    950,000(1)
                                                                                 =======

------------

(1) Crude unit capacity = 663,000 BPD

     The Texas City, Houston and Krotz Springs refineries were acquired with the acquisition of Basis Petroleum, Inc., a wholly owned subsidiary of Salomon Inc., on May 1, 1997. On September 16, 1998, the Paulsboro refinery was acquired from Mobil Oil Corporation. On May 15, 2000, the Benicia refinery was acquired from Exxon Mobil Corporation.

     Corpus Christi Refinery. The Corpus Christi refinery is situated on 254 acres along the Corpus Christi Ship Channel. The Corpus Christi refinery specializes in processing primarily lower-cost heavy crude oil and resid into premium products, such as RFG and CARB gasoline. The Corpus Christi refinery can produce approximately 125,000 BPD of gasoline and gasoline-related products, 35,000 BPD of low-sulfur diesel and 35,000 BPD of other products such as petrochemicals, including propylene and xylene. The Corpus Christi refinery can produce most of its gasoline as RFG and all of its diesel fuel as low-sulfur diesel. The Corpus Christi refinery has substantial flexibility to vary its mix of gasoline products to meet changing market conditions.

     The Corpus Christi refinery's primary operating units include an 87,000 BPD heavy oil cracker, or HOC, an 82,000 BPD hydrodesulfurization unit, or HDS unit, a 36,000 BPD hydrocracker and a 37,000 BPD reformer complex. It also operates certain units which produce oxygenate(1) such as MTBE (methyl tertiary butyl ether) and TAME (tertiary amyl methyl ether). The Corpus Christi refinery can produce approximately 24,000 BPD of oxygenates, which are blended into Valero's gasoline production and also sold separately. Substantially all of the methanol feedstocks required for the production of oxygenates at the Corpus Christi refinery can normally be provided by a methanol plant in Clear Lake, Texas owned by a joint venture between a Valero subsidiary and Hoechst Celanese Chemical Group, Inc. In January 1997, a mixed xylene fractionation facility, which recovers the mixed xylene stream from the Corpus Christi refinery's reformate stream, was placed into service at the refinery. The fractionated xylene is sold into the petrochemical feedstock market for use in the production of paraxylene when market conditions are favorable. These units and related facilities diversify the Corpus Christi refinery's operations, giving this refinery the flexibility to pursue potentially higher-margin product markets.

     A scheduled turnaround of certain of the Corpus Christi refinery's major refining units was completed in the first quarter of 1999. Modifications made to the HOC during the 1999 turnaround increased throughput capacity by approximately 10,000 BPD. During the HOC turnaround, the HDS unit was further modified, increasing its capacity to process high-sulfur crude oil from approximately 50,000 BPD to 60,000 BPD, thereby increasing the refinery's feedstock flexibility. During the third quarter of 1999, this refinery experienced unplanned downtime as a precaution against the effects of Hurricane Bret. Turnarounds of the hydrocracker and reformer complexes were completed in January 2000, and turnarounds of the HDS and MTBE units are planned for the fourth quarter of 2000.

     Texas City Refinery. The Texas City refinery is capable of refining lower-cost medium sour crudes into a slate of gasolines and distillates, including home heating oil, low-sulfur diesel, kerosene and jet fuel. The Texas City refinery can produce approximately 70,000 BPD of gasoline and 65,000 BPD of distillates. Other products include chemical grade propylene and propane. The Texas City refinery can also provide approximately 35,000 BPD of intermediate feedstocks such as DAO and ATBs to the Corpus Christi refinery and/or the Houston refinery. The refinery typically receives and delivers its feedstocks and products by tanker and barge via deep water docking facilities along the Texas City Ship Channel, and also has access to the Colonial, Explorer and TEPPCO pipelines for distribution of its products.

     The Texas City refinery's primary operating units include a 168,000 BPD crude distillation complex and a 52,000 BPD fluid catalytic cracking unit, or FCC Unit. During the latter part of 1996, an 85,000 BPD Residfiner (which reduces the sulfur content and improves the cracking characteristics of the feedstocks for the FCC Unit), and a 40,000 BPD Residual Oil Supercritical Extraction unit, or ROSE unit (which recovers DAO from the vacuum tower bottoms for feed to the FCC Unit), were placed in service at the Texas City refinery. These units significantly enhanced this refinery's feedstock flexibility and product diversity.

     During 1999, the Texas City refinery entered into long-term hydrogen supply arrangements with Air Liquide and Praxair, respectively, in order to mitigate certain hydrogen supply problems encountered in previous years. A scheduled turnaround was completed on the Residfiner and the ROSE unit in April 1999 and one of the crude units in October 1999. In 2000, Valero intends to expand two of the refinery's crude units by an aggregate of 37,000 BPD and the diesel hydrotreating unit by 14,000 BPD. Additionally, the annual catalyst replacement for the Residfiner is planned for the second quarter of 2000.

     Paulsboro Refinery. On September 16, 1998, Valero Refining Company-New Jersey, a wholly owned subsidiary of Valero, purchased substantially all of the assets related to Mobil Oil Corporation's 155,000 BPD refinery in Paulsboro, New Jersey and assumed certain of its liabilities. The purchase price was $228 million plus approximately $107 million representing the value of inventories and certain other items acquired in the transaction.

---------------

(1) "Oxygenates" are liquid hydrocarbon compounds containing oxygen. Gasoline that contains oxygenates usually has lower carbon monoxide emissions than conventional gasoline. MTBE is an oxygen-rich, high-octane gasoline blendstock produced by reacting methanol and isobutylene, and is used to manufacture oxygenated and reformulated gasolines. TAME, like MTBE, is an oxygen- rich, high-octane gasoline blendstock.

     As part of the acquisition, Valero and Mobil signed long-term agreements for the Paulsboro refinery to supply Mobil's adjacent lube oil blending and packaging facility with fuels and lubricant basestocks. In addition, Valero and Mobil signed long-term agreements for the Paulsboro refinery to supply portions of Mobil's marketing operations with light products at market-related prices.

     The acquisition of the Paulsboro refinery increased Valero's total throughput capacity by approximately 25%, improved its geographic diversity by providing better access to Northeast markets and diversified its product mix through the Paulsboro refinery's production of lubricant basestocks and asphalt.

     The Paulsboro refinery processes primarily medium sour and heavy sour crudes into a wide slate of gasoline and distillates, lubricant basestocks and asphalt. The Paulsboro refinery can produce approximately 70,000 BPD of gasoline, 60,000 BPD of distillates, 15,000 BPD of asphalt and 12,000 BPD of lubricant basestocks. Major units at the Paulsboro refinery include a 105,000 BPD lubricants crude unit, a 50,000 BPD fuels crude unit, a 48,000 BPD FCC Unit, a 25,000 BPD delayed coking unit, a 15,000 BPD asphalt unit and a 12,000 BPD lubricants plant. Feedstocks and refined products are typically transported via refinery-owned dock facilities along the Delaware River, Mobil's product distribution system or the refinery's access to the Colonial pipeline, which allows products to be sold into the New York Harbor market.

     During 1999, scheduled turnarounds were completed on the distillate hydrotreater and reformer units. The Paulsboro refinery experienced unscheduled processing rate reductions and unit downtime during 1999, primarily associated with its FCC Unit. A scheduled turnaround and 6,500 BPD expansion of the FCC Unit and 2,000 BPD expansion of one of the crude units are planned for the second quarter of 2000 in conjunction with scheduled turnarounds. A turnaround of the naphtha hydrotreater and regeneration of the naphtha reformer catalyst are also planned for the fourth quarter of 2000.

     Houston Refinery. The Houston refinery is capable of processing both heavy sweet and medium sour crude oils and can produce approximately 60,000 BPD of gasoline and 30,000 BPD of distillates. The refinery also produces chemical grade propylene. It operates an 85,000 BPD crude distillation complex and a 61,000 BPD FCC Unit. The refinery typically receives its feedstocks via tanker at deep water docking facilities along the Houston Ship Channel. This facility also has access to major product pipelines, including the Colonial, Explorer and TEPPCO pipelines.

     During the second quarter of 1999, the Houston refinery's naphtha reformer was refurbished, which increased yields from the unit by 5,000 BPD and increased its flexibility to produce a higher percentage of RFG and premium gasoline. The Houston refinery experienced one unplanned outage of its FCC Unit during the fourth quarter of 1999. No major turnarounds are currently planned for 2000.

     Krotz Springs Refinery. The Krotz Springs refinery processes primarily local, light Louisiana sweet crude oil and can produce approximately 40,000 BPD of gasoline and 45,000 BPD of distillates. The refinery is geographically located to benefit from access to upriver markets on the Mississippi River and it has docking facilities along the Atchafalaya River sufficiently deep to allow barge and light ship access. The facility is also connected to the Colonial pipeline for product transportation to the Southeast and Northeast. Built during the 1979-1982 time period, the refinery is a relatively new facility compared to other U.S. refineries. Primary units include an 80,000 BPD crude distillation complex, a 31,000 BPD FCC Unit and a 12,000 BPD reformer complex.

     No significant turnarounds were undertaken by the Krotz Springs refinery in 1999. A turnaround of the reformer complex was completed in January 2000.

     Benicia Refinery. The Benicia refinery is located on the Carquinez Straits of the San Francisco Bay. It is considered a highly complex refinery and has a total throughput capacity of 160,000 BPD. The Benicia refinery produces a high percentage of light products, with limited production of other products. It can produce approximately 110,000 BPD of gasoline, 14,000 BPD of jet fuel, 11,000 BPD of diesel and 8,000 BPD of natural gas liquids. Approximately 95% of the gasoline produced by the Benicia refinery meets the CARB II specifications for gasoline sold in California.

     The Benicia refinery's operating units include a 135,000 BPD crude distillation complex, a 72,000 BPD vacuum distillation unit, a 73,000 BPD FCC, a 28,000 BPD fluidized coking unit, a 35,000 BPD hydrocracking unit, a 35,000 BPD reforming unit and a 15,000 BPD alkylation unit. The Benicia refinery also has a 39,000 BPD FCC feed hydrotreater and a 45,000 BPD FCC gasoline hydrotreater. It has significant liquid storage capacity including storage for crude oil and other feedstocks. Also included with the refinery assets are a deepwater dock located offsite on the Carquinez Straits which is capable of berthing large crude carriers, petroleum coke storage silos located on an adjacent dock, a 20-inch crude pipeline connecting the refinery to a southern California crude delivery system, and an adjacent truck terminal for regional truck rack sales. In addition, the sale and purchase agreement related to the acquisition of the Benicia refinery provides for a ten-year term contract for ExxonMobil to supply and for Valero to purchase 100,000 BPD of ANS crude oil at market-related prices, to be reduced to 65,000 BPD on January 1, 2001. Prior to January 1, 2001, Valero will have an option to reduce the volume of ANS crude to 65,000 BPD with 90 days prior notice. After January 1, 2001, Valero will have an option to reduce the required volumes by an additional 20,000 BPD once per year.

     Selected Refinery Operating Results. The following tables set forth certain consolidated operating results for the Corpus Christi, Texas City, Paulsboro, Houston and Krotz Springs refineries for the last three fiscal years, for the Benicia refinery for 1999 and on a combined basis including Benicia for 1999 (volumes are stated in thousand barrels per day or MBPD). Amounts for 1998 include the results of operations of the Paulsboro refinery after September 16, 1998. Amounts for 1997 include the results of operations of the Texas City, Houston and Krotz Springs refineries from May 1, 1997. Average throughput margin per barrel is computed by subtracting total direct product cost of sales from product sales revenues and dividing the result by throughput volumes. Aggregate refinery charges and yields are expressed as percentages of total charges and yields, respectively.

                                                                                    PRO FORMA
                                                  VALERO              BENICIA        COMBINED
                                         YEAR ENDED DECEMBER 31,     YEAR ENDED     YEAR ENDED
                                         ------------------------   DECEMBER 31,   DECEMBER 31,
                                         1997     1998      1999        1999           1999
                                         -----    -----    ------   ------------   ------------
Refinery Throughput Volumes............    417(1)   579(2)    712         137            849
Sales Volumes..........................    630(1)   894(2)  1,033         144          1,177
Average Throughput Margin per Barrel...  $4.35    $3.53    $ 2.93      $ 7.77         $ 3.71
Average Operating Cost per Barrel(3):
  Cash (Fixed and Variable)............  $2.00    $2.06    $ 1.85      $ 4.37         $ 2.09
  Depreciation and Amortization........    .61      .57       .53         .46            .54
                                         -----    -----    ------      ------         ------
          Total Operating Cost per
            Barrel.....................  $2.61    $2.63    $ 2.38      $ 4.83         $ 2.63
                                         =====    =====    ======      ======         ======

                                                                                    PRO FORMA
                                                  VALERO              BENICIA        COMBINED
                                         YEAR ENDED DECEMBER 31,     YEAR ENDED     YEAR ENDED
                                         ------------------------   DECEMBER 31,   DECEMBER 31,
                                         1997     1998      1999        1999           1999
                                         -----    -----    ------   ------------   ------------
Charges:
  Crude oils:
     Sour..............................     26%      37%       48%         83%            54%
     Heavy sweet.......................     21       20        12          --             10
     Light sweet.......................     10       11         9          --              8
                                         -----    -----    ------      ------         ------
          Total crude oils.............     57       68        69          83             72
  High-sulphur residual fuel oil.......     17        9         3           4              3
  Low-sulphur residual fuel oil........      3        3         6          --              5
  Other feedstocks and blendstocks.....     23       20        22          13             20
                                         -----    -----    ------      ------         ------
          Total charges................    100%     100%      100%        100%           100%
                                         =====    =====    ======      ======         ======

                                                        (footnotes on next page)

                                                                                    PRO FORMA
                                                  VALERO              BENICIA        COMBINED
                                         YEAR ENDED DECEMBER 31,     YEAR ENDED     YEAR ENDED
                                         ------------------------   DECEMBER 31,   DECEMBER 31,
                                         1997     1998      1999        1999           1999
                                         -----    -----    ------   ------------   ------------
Yields:
  Gasolines and blendstocks............     53%      53%       51%         68%            54%
  Distillates..........................     25       28        29          15             27
  Petrochemicals.......................      6        4         5          --              4
  Lubes and asphalts...................     --        1         3          --              2
  Other products.......................     16       14        12          17             13
                                         -----    -----    ------      ------         ------
          Total yields.................    100%     100%      100%        100%           100%
                                         =====    =====    ======      ======         ======

------------

(1) For the eight months following the acquisition of Basis Petroleum, Inc., refinery throughput volumes and sales volumes were 543 MBPD and 740 MBPD, respectively.

(2) For the fourth quarter of 1998 following the acquisition of the Paulsboro Refiner, refinery throughput volumes and sales volumes were 640 MBPD and 949 MBPD, respectively.

(3) The combined information reflects the adjustments made in the pro forma statements of income. No changes in the operations of the Benicia assets have been assumed and, therefore, the combined data is not necessarily indicative of future performance.

     For additional information regarding Valero's operating results for the three years ended December 31, 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     MARKETING

     Including the Benicia acquisition, over 85% of Valero's product slate is comprised of premium products such as gasoline and related components, distillates, lubricant basestocks and petrochemicals, and Valero sells refined products under spot and term contracts to bulk and truck rack customers at over 200 locations in 35 states throughout the United States and selected export markets in Latin America. Currently, Valero markets over 200,000 BPD of gasoline and distillates through truck rack facilities. The principal purchasers of its products from truck racks are wholesalers and distributors in the Northeast, Southeast, Midwest, West Coast and Gulf Coast. Other sales are made to large oil companies and gasoline distributors and transported by pipeline, barges and tankers. With its access to the Gulf of Mexico, the Pacific Ocean and the Atlantic Ocean, Valero's refineries are able to ship refined products throughout the world. Interconnects with common-carrier pipelines give Valero the flexibility to sell products in most major geographic regions of the United States.

     During 1999, approximately one-third of Valero's refined products were sold pursuant to term contracts, and total product sales volumes averaged approximately 1,033,000 BPD. Sales volumes included amounts produced at Valero's refineries and amounts purchased from third parties and resold in connection with its marketing activities. Substantially all of the light products from the Paulsboro refinery are sold to Mobil at market-related prices pursuant to long-term agreements. In 1999, 13% of Valero's consolidated operating revenues were derived from Mobil. Other than sales to Mobil, no single purchaser of Valero's products accounted for more than 10% of total sales during 1999.

     Approximately 70,000 BPD of Valero's RFG production is under contract at market-related prices to gasoline marketers in Texas and the Northeast. Valero also sells RFG into the spot market. When market conditions are favorable, Valero can supply CARB gasoline to West Coast markets from its Corpus Christi refinery. During 1999, approximately 2.7 million barrels of gasoline, including
1.6 million barrels of CARB Phase II gasoline, were delivered to California purchasers.

     For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Operating Results" and "--Outlook."

     FEEDSTOCK SUPPLY

     Refinery acquisitions and capital improvements since 1997 have expanded and diversified the slate of feedstocks Valero can process. Prior to these investments, Valero's primary feedstock was resid processed at the Corpus Christi refinery, representing 50-70% of total feedstocks. Approximately 60% of Valero's feedstock slate is comprised of medium sour crude oil and heavy sweet crude oil, while high-sulfur resid purchases comprise less than 5% of total feedstocks. The remaining feedstocks are primarily low-sulfur crude oil and intermediates, such as low-sulfur resid and coker gas oil, methanol and butane.

     In 1999, approximately 80% of Valero's total crude oil feedstock requirements were purchased through term feedstock contracts totaling approximately 425,000 BPD. The remainder of its crude oil feedstock requirements were purchased on the spot market. The term agreements include contracts to purchase feedstocks from various foreign national oil companies, including certain Middle Eastern suppliers, and various domestic integrated oil companies. In the event one or more of its term contracts were terminated, Valero believes it would be able to find alternative sources of supply without material adverse effect on its business.

     In connection with the Restructuring in 1997, Valero entered into several contracts with its former affiliates, including a 10-year term contract under which a former affiliate is to supply approximately 50% of the butane required as feedstock for the MTBE facilities at Corpus Christi and natural gasoline for blending. Approximately 80% of the total methanol requirements for Valero's refineries are obtained through a 50% joint venture interest in the methanol plant in Clear Lake, Texas with Hoechst Celanese Chemical Group, Inc.

     In connection with the Benicia acquisition, Valero entered into a ten-year contract for ExxonMobil to supply 100,000 BPD of ANS crude oil at market-related prices, to be reduced to 65,000 BPD on January 1, 2001, to the Benicia refinery. Prior to January 1, 2001, Valero will have an option to reduce the volume of ANS crude to 65,000 BPD with 90 days prior notice. After January 1, 2001, Valero will have an option to reduce the required volumes by an additional 20,000 BPD once per year.

     Valero owns feedstock and refined product storage facilities and leases feedstock and refined product storage facilities in various locations. Valero believes its storage facilities are generally adequate for its refining and marketing operations.

COMPETITION

     Many of Valero's competitors in the petroleum industry are fully integrated companies engaged on a national or international basis in many segments of the petroleum business, including exploration, production, transportation, refining and marketing, on scales much larger than Valero's. Such competitors may have greater flexibility in responding to or absorbing market changes occurring in one or more of such segments. All of Valero's crude oil and feedstock supplies are purchased from third party sources, while some competitors have proprietary sources of crude oil available for their own refineries.

     The refining industry is highly competitive with respect to both feedstock supply and marketing. Valero competes with numerous other companies for available supplies of feedstocks and for outlets for its refined products. Valero does not produce any of its crude oil feedstocks and, following the Benicia acquisition, will control only limited retail outlets for its refined products. Many of its competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets (and brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

     Valero expects a continuation of the trend of industry restructuring and consolidation through mergers, acquisitions, divestitures, joint ventures and similar transactions, making for a more competitive business environment while providing opportunities to expand its operations. As refining margins merit, Valero expects to continue making capital improvements to increase the throughput capacity of its refinery facilities and increase their operational flexibility.

ENVIRONMENTAL MATTERS

     Valero's operations are subject to environmental regulation by federal, state and local authorities, including but not limited to, the Environmental Protection Agency ("EPA"), the Texas Natural Resource Conservation Commission, the New Jersey Department of Environmental Protection, the Louisiana Department of Environmental Quality and, following the Benicia acquisition, the California Environmental Protection Agency. The regulatory requirements relate primarily to discharge of materials into the environment, waste management and pollution prevention measures. Several of the more significant federal laws applicable to Valero's operations include the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, or RCRA. The Clean Air Act establishes stringent criteria for regulating conventional air pollutants as well as toxic pollutants at operating facilities in addition to requiring refiners to market cleaner-burning gasoline in specific regions of the country to reduce ozone forming pollutants and toxic emissions.

     In May 2000, the EPA proposed regulations to reduce the sulfur content for diesel fuel sold to highway consumers by 97%, from 500 parts per million to 15 parts per million, beginning June 1, 2006. In its release, the EPA estimated that the overall cost to fuel producers of the reduction in sulfur content would be approximately 4 cents per gallon. The American Petroleum Institute has released a statement supporting sharp reductions in diesel fuel sulfur content, but strongly opposing the EPA's "unrealistic" proposal. Valero is unable to predict whether the proposed regulations will be adopted or the effect that the proposal would have on its business or results of operations.

     In February 2000, the Tier II gasoline standard was published by the EPA pursuant to the Clean Air Act in final form. The standard will ultimately require the sulfur content in gasoline to be reduced to 30 parts per million and the regulation will be phased in beginning in 2004. Valero has determined that modifications will be required at all of its refineries as a result of the Tier II standard. Valero currently plans to begin implementing those modifications in 2001 and expects all modifications to be complete by 2006. Valero believes that the costs of such modifications should not have a material adverse effect on its financial position, results of operations or liquidity.

     EPA has proposed a Maximum Available Control Technology rule, or MACT II rule, under the Clean Air Act that is to become final in late 2000. The MACT II rule, as proposed, contains a three-year compliance schedule for refiners to install any pollution control technology that may be required in order to meet emissions limitations of the rule applicable to FCC units, sulfur recovery units and reformers. Once the MACT II rule is finalized and published, Valero will determine what capital improvements will be required. Based on information currently available, Valero does not anticipate that material capital expenditures will be required to comply with the MACT II rule.

     As a result of heightened public concern that MTBE has contaminated drinking water supplies, initiatives have been passed in California seeking to ban the use of MTBE as a gasoline component by the end of 2002, or earlier, if feasible, in California. In addition, other states and the EPA have either passed or proposed or are considering proposals to restrict or ban the use of MTBE. If MTBE were to be restricted or banned throughout the United States, Valero's operations could potentially be materially adversely affected. Furthermore, there can be no assurance that Valero will not be named in any future proceeding or litigation relating to the environmental effects of MTBE or that such proceeding or litigation will not have a material adverse effect on Valero's overall financial condition, results of operations or liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Outlook."

     CERCLA and RCRA, and related state law, subject Valero to the potential obligation to remove or mitigate the environmental impact of the disposal or release of certain pollutants from Valero's facilities and at formerly owned or operated sites or third party waste disposal sites. Under CERCLA, Valero is subject to potential joint and several liability for the costs of remediation at "superfund" sites at which it has been identified as a "potentially responsible party." Pursuant to the terms of the Basis Petroleum, Inc. acquisition, Salomon agreed to indemnify Valero from third party claims, including "superfund" liability associated with any pre-closing activities with respect to the refineries acquired as part of the acquisition, subject to certain terms, conditions and limitations. See Note 3 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 for information regarding the settlement of certain contingent environmental obligations for which Salomon was responsible in connection with Valero's acquisition of Basis. As described below under "Legal Proceedings," Valero has received notice of a claim under CERCLA for alleged contamination of the plaintiffs' marine loading and tankering facilities. Based on the information available to Valero, Valero believes that some or all of any Valero liability would be covered by the Salomon indemnity. Valero has not otherwise received any claims under CERCLA for any sites or costs not covered by Salomon's indemnity of Valero.

     In connection with the acquisition of the Paulsboro refinery, Mobil agreed to indemnify Valero for certain environmental matters and conditions existing on or prior to the acquisition and Valero agreed to assume Mobil's environmental liabilities, with certain limited exceptions (including "superfund" liability for off-site waste disposal). Mobil's indemnities and the periods of indemnification include (i) third party environmental claims for a period of five years from the closing date, (ii) governmental fines and/or penalties for a period of five years from the closing date, (iii) required remediation of known environmental conditions for a period of five years from the closing date, subject to a cumulative deductible, (iv) required remediation of unknown environmental conditions for a period of seven years from the closing date, subject to a sharing arrangement with a cap on Valero's obligation and subject to a cumulative deductible, and (v) certain capital expenditures required by a governmental entity for a three-year period from the closing date, to the extent required to cure a breach of certain representations of Mobil concerning compliance with environmental laws, subject to a specified deductible. Valero's assumed liabilities include remediation obligations to the New Jersey Department of Environmental Protection. These remediation obligations relate primarily to clean-up costs associated with groundwater contamination, landfill closure and post-closure monitoring costs, and tank farm spill prevention costs. As of December 31, 1999, Valero has accrued approximately $20 million representing its best estimate of costs to be borne by Valero related to these remediation obligations. The majority of such costs are expected to be incurred in relatively level amounts over the next 19 years. See Note 3 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

     In connection with the Benicia acquisition, Valero will assume the environmental liabilities of ExxonMobil with certain exceptions. ExxonMobil retained liability for (i) pending penalties assessed for violations relating to the Benicia refinery, (ii) pending lawsuits, (iii) all costs associated with compliance with a variance issued in connection with control of nitrogen oxides,
(iv) claims in connection with offsite transportation and disposal of wastes prior to closing asserted within three years of closing or asserted with respect to abandoned disposal sites, (v) the capital costs incurred within five years of closing for specified corrective action of groundwater and soil contamination,
(vi) all covered contamination at the Service Station Assets caused by ExxonMobil or its lessees that is reflected in baseline reports prepared prior to closing, (vii) the repair or replacement of any underground storage tanks at the Service Station Assets found to be leaking prior to closing and (viii) fines and penalties imposed within five years of closing arising out of a request for information from the EPA relating to certain provisions of the Clean Air Act that are attributable to actions taken prior to closing or untimely or unresponsive responses to the request. ExxonMobil has agreed to indemnify Valero for all losses related to these retained liabilities, provided that ExxonMobil will indemnify Valero for losses related to covered contamination at the Service Station Assets for a period of five years from the date of closing. In addition, ExxonMobil will indemnify Valero for breaches of its representations and warranties to the extent that the aggregate amount of Valero's losses resulting from such breaches exceeds $1 million and ExxonMobil receives notice of such losses within one year after the closing date.

     There can be no assurance that these indemnifying parties will indemnify or continue to indemnify Valero pursuant to the terms of these acquisitions. In the event that these indemnifying parties fail to do so, Valero could be liable for the costs of the environmental matters covered under these indemnities, the costs of which could be material.

     Valero is leading an industry initiative in the State of Texas to voluntarily permit its "grandfathered" emissions sources by participating in the Governor's Clean Air Responsibility Enterprise program at the Houston refinery and by utilizing a flexible permitting process for the Texas City refinery. The flexible permit is a permitting process in Texas that allows companies that have committed to install advanced pollution control technology greater operational flexibility, including increased throughput capacities, as long as a facility-wide emissions cap is not exceeded.

     As part of Valero's efforts to permit all of its "grandfathered" emissions sources and achieve operational flexibility and increased production capability, a flue gas scrubber is being installed on the FCC Unit at the Texas City refinery in connection with Valero's voluntary participation in the Governor's City Air Responsibility Enterprise Program and additional emission control devices are planned for the Houston refinery. Installation of the flue gas scrubber will cost approximately $35 million over a two-year period, beginning in 2000, and is being funded through a structured lease financing arrangement. The Corpus Christi refinery was issued a flexible operating permit by the Texas Natural Resources Conservation Commission on March 1, 1999, and the Commission approved a flexible operating permit for the Texas City refinery on February 9, 2000.

     In 1999, capital expenditures for Valero attributable to compliance with environmental regulations were approximately $7 million and are currently estimated to be $7 million for 2000 and $22 million for 2001. The foregoing estimates for 2000 and 2001 do not include expenditures for the installation of the flue gas scrubber at the Texas City refinery discussed above, expenditures for the installation of the flue gas scrubber at the Paulsboro refinery discussed in "-- Legal Proceedings" below (expected to be incurred primarily in 2003), any amounts related to constructed facilities for which the portion of expenditures relating to compliance with environmental regulations is not determinable or any capital expenditures for the Benicia refinery and the Service Station Assets. Valero currently estimates these Benicia-related capital expenditures to be approximately $7 million in each of 2000 and 2001 based on the amount of due diligence that it has been able to conduct to date.

     Governmental regulations are complex, subject to different interpretations and becoming increasingly more stringent. Therefore, future action and regulatory initiatives could result in changes to expected operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, because certain air emissions at the refineries, including those at the Benicia refinery, have been grandfathered under particular environmental laws, any major upgrades in any of Valero's refineries could require potentially material additional expenditures to comply with environmental laws and regulations.

EMPLOYEES

     As of April 30, 2000, Valero had 2,528 employees. Valero believes its relationship with its employees is good.

PROPERTIES

     Valero's properties include its six refineries described above and related facilities located in the States of Texas, Louisiana, New Jersey and California. See "--Refining, Marketing and Feedstock Supply" for additional information regarding properties of Valero. Valero believes that its facilities are generally adequate for their respective operations and that its facilities are maintained in a good state of repair. Valero is the lessee under a number of cancelable and non-cancelable leases for certain real properties, including office facilities and various facilities and equipment used to store, transport and produce refinery feedstocks and/or refined products. See Note 14 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

LEGAL PROCEEDINGS

     In connection with the acquisition of the Paulsboro refinery from Mobil, Valero Refining Company-New Jersey, a wholly owned subsidiary of Valero, assumed certain environmental liabilities associated with the refinery, including obligations under the New Jersey Department of Environmental Protection ("NJDEP") Administrative Consent Orders dated September 10, 1979, September 29, 1980, May 10, 1991, and August 27, 1998, related to ongoing site remediation. Additionally, Valero has received two New Jersey Department of Environmental Protection Administrative Orders and Notices of Civil Administrative Penalty Assessment related to particulate tests of the Paulsboro refinery's FCC Unit. Although these orders and assessments related to emissions from the FCC Unit that occurred after Valero's acquisition of the refinery, they related to conditions existing prior to the acquisition. On May 5, 2000, Valero entered into a comprehensive administrative consent order with the NJDEP to resolve all pending enforcement actions and related but unasserted claims regarding particulate emissions from the refinery. The order authorizes an expansion of the refinery allowing for production of RFG, provides for interim emissions limits, and requires a penalty payment of $600,000 on the particulate emissions issues. Under the order, Valero also agreed to install a wet-gas scrubber on the refinery's FCC Unit by December 31, 2003. Valero believes that the terms of the foregoing settlement will not have a material adverse effect on its operations, financial position or liquidity.

     On June 11, 1999, the Texas Natural Resources Conservation Commission notified Valero of its commencement of proceedings against Valero's Texas City refinery concerning certain record keeping deficiencies and alleged emissions exceedances, most of which occurred prior to Valero's acquisition of the refinery. Corrective action was immediately taken and all contested matters have been resolved pursuant to an agreed order dated December 20, 1999, under which Valero paid an agreed penalty of $174,455.

     In 1986, Valero filed suit against M.W. Kellogg Company for damages arising from certain alleged design and construction defects in connection with a major construction project at the Corpus Christi refinery. Ingersoll-Rand Company was added as a defendant in 1989. In 1991, the trial court granted summary judgment against Valero based in part on certain exculpatory provisions in various agreements connected with the project. In 1993, the court of appeals affirmed the summary judgment and the Texas Supreme Court denied review. Subsequent to the summary judgment, Kellogg and Ingersoll-Rand brought indemnity claims against Valero for attorney's fees and expenses incurred in defending the original action. In 1996, the trial court rendered summary judgment against Kellogg and Ingersoll-Rand based on procedural grounds, and the court of appeals affirmed that ruling in 1997. However, in 1999, the Texas Supreme Court reversed the court of appeals and remanded Kellogg's and Ingersoll-Rand's claims for attorney's fees and expenses to the 117th State District Court, Nueces County, Texas.

     Valero has received notice of, but has not been served with, a complaint filed April 28, 2000 in the U.S. District Court for the Southern District of Texas, Galveston Division (Texas City Terminal Railway Co. v. Marathon Ashland Petroleum, LLC, et al.). The complaint alleges that several companies, including Valero, are liable under CERCLA, other environmental laws and tort law theories for alleged contamination of the plaintiffs' marine loading and tankering facilities. Based on the information available to Valero, Valero believes that some or all of any Valero liability would be covered by an indemnity from Salomon Inc. provided in connection with Valero's acquisition from Salomon of Basis Petroleum, Inc.

     On May 24, 2000, Valero was served with a class action complaint filed in the U.S. District Court for the Southern District of New York. The complaint attempts to certify a class action claim alleging that numerous gasoline suppliers, including Valero, contaminated groundwater in the State of New York with MTBE.

     LITIGATION RELATING TO DISCONTINUED OPERATIONS

     Old Valero and certain of its natural gas related subsidiaries, and Valero, have been sued by Teco Pipeline Company in the 215th State District Court, Harris County, Texas regarding the operation of the 340-mile West Texas Pipeline in which a subsidiary of Old Valero holds a 50% undivided interest. The case was filed April 24, 1996. In 1985, a subsidiary of Old Valero sold a 50% undivided interest in the pipeline and entered into a joint venture through an ownership agreement and an operating agreement, with the purchaser of the interest. In 1988, Teco succeeded to that purchaser's 50% interest. A subsidiary of Old Valero has at all times been the operator of the pipeline. Despite the written ownership and operating agreements, the plaintiff contends that a separate, unwritten partnership agreement exists, and that the defendants have exercised improper control over this alleged partnership's affairs. The plaintiff also contends that the defendants acted in bad faith and negatively affected the economics of the joint venture in order to provide financial advantages to facilities or entities owned by the defendants, and by allegedly taking for the defendants' own benefit certain opportunities available to the joint venture. The plaintiff asserts causes of action for breach of fiduciary duty, fraud, tortious interference with business relationships, professional malpractice and other claims, and seeks unquantified actual and punitive damages. Old Valero's motion to require arbitration of the case as required in the written agreements was denied by the trial court, but Old Valero appealed, and in August 1999, the court of appeals ruled in Old Valero's favor and ordered arbitration of the entire dispute. Teco has since waived efforts to further appeal this ruling, and an arbitration panel has been selected. Valero has been formally added to this proceeding. The arbitration panel has scheduled the arbitration hearing for October 2000. Although PG&E previously acquired Teco and now owns both Teco and Old Valero, PG&E's Teco acquisition agreement purports to assign the benefit or detriment of this lawsuit to the former shareholders of Teco. In connection with the Restructuring, Valero has agreed to indemnify Old Valero with respect to this lawsuit for 50% of any final judgment or settlement amount up to $30 million, and 100% of that part of any final judgment or settlement amount over $30 million.

     GENERAL

     Valero is also a party to additional claims and legal proceedings arising in the ordinary course of business. Valero believes it is unlikely that the final outcome of any of the claims or proceedings to which it is a party would have a material adverse effect on its financial statements; however, due to the inherent uncertainty of litigation, the range of possible loss, if any, cannot be estimated with a reasonable degree of precision and there can be no assurance that the resolution of any particular claim or proceeding would not have an adverse effect on Valero's results of operations, financial position or liquidity. See also "Risk Factors -- The outcome of the Unocal patent dispute may adversely affect our business" for an additional discussion of litigation related matters.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                        AGE           POSITIONS HELD WITH VALERO
----                                        ---           --------------------------
William E. Greehey........................  63    Chairman of the Board, President and Chief
                                                    Executive Officer
Gregory C. King...........................  39    Senior Vice President and Chief Operating
                                                    Officer
John D. Gibbons...........................  46    Vice President and Chief Financial Officer
Keith D. Booke............................  41    Vice President and Chief Administrative
                                                  Officer
S. Eugene Edwards.........................  43    Vice President
John F. Hohnholt..........................  47    Vice President
Dr. Donald M. Carlton.....................  62    Director
Jerry D. Choate...........................  61    Director
Robert G. Dettmer.........................  68    Director
Ruben M. Escobedo.........................  62    Director
Lowell H. Lebermann.......................  60    Director
Dr. Ronald K. Calgaard....................  62    Director
Dr. Susan Kaufman Purcell.................  57    Director

     MR. GREEHEY served as Chief Executive Officer and a director of Old Valero from 1979, and as Chairman of the Board of Old Valero from 1983. He retired from his position as Chief Executive Officer in June 1996 but, upon request of the Board of Old Valero, resumed this position in November 1996. Mr. Greehey has served as Valero's Chairman of the Board and Chief Executive Officer since the Restructuring, positions he also held with Valero prior to the Restructuring when Valero was a wholly owned subsidiary of Old Valero, and was elected President of Valero upon the retirement of Edward C. Benninger at the end of 1998. Mr. Greehey also serves as a director of Santa Fe Snyder Corp.

     MR. KING was elected Senior Vice President and Chief Operating Officer of Valero in 1999. Prior to that time he had served as Vice President and General Counsel since 1997. He joined Old Valero in 1993 as Associate General Counsel and prior to that was a partner in the Houston law firm of Bracewell and Patterson.

     MR. GIBBONS was elected Chief Financial Officer of Valero in 1998. Previously, he was elected Vice President--Finance and Treasurer of Valero in 1997, and was elected Treasurer of Old Valero in 1992. He joined Old Valero in 1981 and held various other positions with Old Valero prior to the Restructuring.

     MR. BOOKE was elected Vice President and Chief Administrative Officer in 1999. Until that time he had served as Vice President--Administration and Human Resources since 1998. Prior to that he served as Vice President--Administration of Valero since 1997 and Vice President-Investor Relations of Old Valero since 1994. He joined Old Valero in 1983 and held various other positions with Old Valero prior to the Restructuring.

     MR. EDWARDS was elected Vice President of Valero in January 1998 and functions as head of the Supply, Marketing and Transportation Division. Mr. Edwards joined Old Valero in 1982 and held various positions within Old Valero's refining operations, planning and economics, business development and marketing departments prior to the Restructuring.

     MR. HOHNHOLT was elected Vice President of Valero in January 1998 and functions as the head of the Refining Operations Division. Prior to that he was General Manager of the Corpus Christi refinery. Mr. Hohnholt joined Old Valero in 1982 and held various positions within Old Valero's refining operations and engineering departments prior to the Restructuring.

     DR. CARLTON was elected as a director of Valero in 1999. Until his retirement on December 31, 1998, Dr. Carlton served as President and Chief Executive Officer of Radian International LLC, an Austin, Texas based engineering and technology firm that is a part of the Dames and Moore Group. Dr. Carlton also serves as a director of Central and Southwest Corp., National Instruments Corp. and Salomon Smith Barney Concert Investment Series.

     MR. CHOATE was elected as a director of Valero in 1999. Mr. Choate retired from Allstate Corporation at the end of 1998 where he had served as Chairman of the Board and Chief Executive Officer since January 1, 1995. Mr. Choate also serves as a director of Amgen, Inc. and Van Kampen Mutual Funds.

     MR. DETTMER was elected as a director of Valero in 1991. He retired from PepsiCo, Inc. in 1996 after serving as Executive Vice President and Chief Financial Officer since 1986. Mr. Dettmer also serves as a director of Allied Worldwide, Inc.

     MR. ESCOBEDO was elected as a director of Valero in 1994. He has been with his own public accounting firm, Ruben Escobedo & Company, CPAs, in San Antonio, Texas since its formation in 1977. Mr. Escobedo also serves as a director of Cullen/Frost Bankers, Inc. and previously served as a director of Valero Natural Gas Company, an affiliate of Old Valero, from 1989 to 1994.

     MR. LEBERMANN was elected as a director of Valero in 1986. He has been President of Centex Beverage, Inc., a wholesale beverage distributor in Austin, Texas, since 1981. Mr. Lebermann is also a director of Station Casinos, Inc.

     DR. CALGAARD was elected as a director of Valero in 1996. He served as President of Trinity University, San Antonio, Texas, from 1979 until his retirement in 1999. Dr. Calgaard currently serves as Chief Operating Officer of Austin Calvert & Flavin Inc. in San Antonio, and is a director of Luby's Cafeteria, Inc., Plymouth Commercial Mortgage Fund and The Trust Company. He also served as a director of Valero Natural Gas Company, an affiliate of Old Valero, from 1987 until 1994.

     DR. PURCELL was elected as a director of Valero in 1994. She has served as Vice President of the Americas Society in New York, New York since 1989 and is also Vice President of the Council of the Americas. She is a consultant for several international and national firms and serves on the boards of The Argentina Fund and Scudder Global High Income Fund.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and Valero has agreed to sell to them, severally, the number of shares indicated below:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
J.P. Morgan Securities Inc..................................
Lehman Brothers Inc.........................................
Salomon Smith Barney Inc....................................
                                                                  ----------

          Total.............................................       5,000,000

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from Valero and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Valero has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 750,000 shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters' option is exercised in full,
the total price to the public would be $     , the total underwriters' discounts
and commissions would be $     , and total proceeds to Valero would be $     .

     Valero's common stock is listed on the NYSE under the symbol "VLO."

     Each of Valero and certain of its directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

         --   the sale of shares or PEPS Units to the underwriters; or

         -- the issuance by Valero of shares of common stock upon the exercise of an option outstanding on the date of this prospectus supplement or with respect to awards under Valero's executive stock incentive plan outstanding on the date of this prospectus supplement; or

         -- the grant of options or awards pursuant to Valero's employee benefit plans, provided that such options or awards do not vest prior to the termination of the lock-up period.

     In order to facilitate the offering of the common stock and the PEPS Units Offering, the underwriters in the respective offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, some of the underwriters and their affiliates have provided, and continue to provide, investment banking and commercial banking services to Valero. J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated served as underwriters in Valero's public offering of notes in March 1999. Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Credit Suisse First Boston Corporation are also serving as underwriters for the PEPS Units Offering and the Debt Offering.

     Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and lead lender under the Credit Facility and the Bridge Facility. Because more than 10% of the aggregate proceeds from this offering will be paid to affiliates of members of the National Association of Securities Dealers (the "NASD"), the offering is being conducted in compliance with Rule 2720 of the Conduct Rules of the NASD.

     Valero and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Davis Polk & Wardwell, will pass upon certain legal matters for the underwriters in connection with this offering.

                                    EXPERTS

     Valero's audited consolidated financial statements included in this prospectus supplement and incorporated by reference from its annual report on Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this prospectus supplement and incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The financial statements of Exxon California Refinery, Terminal and Retail Assets Business (as defined in the Sale and Purchase Agreement between Exxon Mobil Corporation and Valero Refining Company -- California) as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    INFORMATION WE INCORPORATE BY REFERENCE

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

      --   our annual report on Form 10-K for the year ended December 31, 1999;

      -- our quarterly report on Form 10-Q for the three months ended March 31, 2000;

      -- the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description;

      -- the description of the rights associated with our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description;

      -- our current report on Form 8-K dated May 15, 2000 and filed with the SEC on May 30, 2000;

      -- our current report on Form 8-K/A dated May 15, 2000 and filed with the SEC on June 1, 2000, which amends our current report on Form 8-K dated May 15, 2000 and filed with the SEC on May 30, 2000 and amends and supercedes our current report on Form 8-K dated March 17, 2000 and filed with the SEC on March 20, 2000. As a result, your attention is directed to the most recent information contained in this current report on Form 8-K/A.

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

         Valero Energy Corporation
         One Valero Place
         San Antonio, Texas 78212
         Attention: Investor Relations
         Telephone: (210) 370-2139

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
VALERO ENERGY CORPORATION AND SUBSIDIARIES
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................   F-3
  Consolidated Statements of Income for the Years Ended
     December 31, 1999, 1998 and 1997.......................   F-4
  Consolidated Statements of Common Stock and Other
     Stockholders' Equity...................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998
     and 1997...............................................   F-6
  Notes to Consolidated Financial Statements for the Year
     Ended December 31, 1999................................   F-7
  Consolidated Balance Sheets as of March 31, 2000
     (unaudited) and December 31, 1999......................  F-35
  Consolidated Statements of Income for the Three Months
     Ended March 31, 2000 and 1999 (unaudited)..............  F-36
  Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 2000 and 1999 (unaudited)..............  F-37
  Notes to Consolidated Financial Statements for the Three
     Months Ended March 31, 2000............................  F-38
EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS
  BUSINESS (AS DEFINED IN THE SALE AND PURCHASE AGREEMENT
  BETWEEN EXXON MOBIL CORPORATION AND VALERO REFINING
  COMPANY -- CALIFORNIA)
  Report of Independent Accountants.........................  F-45
  Balance Sheet as of December 31, 1999 and 1998............  F-46
  Statement of Income for the Years Ended December 31, 1999,
     1998 and 1997..........................................  F-47
  Statement of Cash Flows for the Years Ended December 31,
     1999, 1998 and 1997....................................  F-48
  Statement of Changes in Exxon Mobil Corporation Net
     Investment.............................................  F-49
  Notes to Financial Statements as of December 31, 1999.....  F-50
  Balance Sheet as of March 31, 2000 (unaudited) and
     December 31, 1999......................................  F-56
  Statement of Income for the Three Months Ended March 31,
     2000 and 1999 (unaudited)..............................  F-57
  Statement of Cash Flows for the Three Months Ended March
     31, 2000 and 1999 (unaudited)..........................  F-58
  Notes to Financial Statements as of March 31, 2000........  F-59

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Valero Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Valero Energy Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, common stock and other stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valero Energy Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

San Antonio, Texas
February 18, 2000

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and temporary cash investments.......................  $   60,087   $   11,199
  Receivables, less allowance for doubtful accounts of
     $3,038 (1999) and $1,150 (1998)........................     372,542      283,456
  Inventories...............................................     303,388      316,405
  Current deferred income tax assets........................      79,307        4,851
  Prepaid expenses and other................................      13,534       23,799
                                                              ----------   ----------
                                                                 828,858      639,710
                                                              ----------   ----------
Property, plant and equipment -- including construction in
  progress of $114,747 (1999) and $179,136 (1998), at
  cost......................................................   2,686,684    2,572,190
  Less: Accumulated depreciation............................     702,170      612,847
                                                              ----------   ----------
                                                               1,984,514    1,959,343
                                                              ----------   ----------
Deferred charges and other assets...........................     165,900      126,611
                                                              ----------   ----------
                                                              $2,979,272   $2,725,664
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term debt...........................................  $       --   $  160,000
  Accounts payable..........................................     616,895      283,183
  Accrued expenses..........................................     102,087       54,561
                                                              ----------   ----------
                                                                 718,982      497,744
                                                              ----------   ----------
Long-term debt..............................................     785,472      822,335
                                                              ----------   ----------
Deferred income taxes.......................................     275,521      210,389
                                                              ----------   ----------
Deferred credits and other liabilities......................     114,528      109,909
                                                              ----------   ----------
Common stockholders' equity:
  Common stock, $.01 par value -- 150,000,000 shares
     authorized; issued 56,331,166 (1999) and 56,314,798
     (1998) shares..........................................         563          563
  Additional paid-in capital................................   1,092,348    1,112,726
  Accumulated deficit.......................................      (3,331)     (17,618)
  Treasury stock, 264,464 (1999) and 378,130 (1998) shares,
     at cost................................................      (4,811)     (10,384)
                                                              ----------   ----------
                                                               1,084,769    1,085,287
                                                              ----------   ----------
                                                              $2,979,272   $2,725,664
                                                              ==========   ==========

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                    YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                               1999           1998           1997
                                                           ------------   ------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.......................................   $7,961,168     $5,539,346     $5,756,220
                                                            ----------     ----------     ----------
Costs and expenses:
  Cost of sales and operating expenses...................    7,731,151      5,271,473      5,426,438
  Write-down of inventories to market value..............           --        170,929             --
  Selling and administrative expenses....................       68,463         69,482         53,573
  Depreciation expense...................................       92,413         78,660         65,175
                                                            ----------     ----------     ----------
          Total..........................................    7,892,027      5,590,544      5,545,186
                                                            ----------     ----------     ----------
Operating income (loss)..................................       69,141        (51,198)       211,034
Other income, net........................................        6,475            586          6,978
Interest and debt expense:
  Incurred...............................................      (61,182)       (37,819)       (44,150)
  Capitalized............................................        5,753          5,340          1,695
                                                            ----------     ----------     ----------
Income (loss) from continuing operations before income
  taxes..................................................       20,187        (83,091)       175,557
Income tax expense (benefit).............................        5,900        (35,800)        63,789
                                                            ----------     ----------     ----------
Income (loss) from continuing operations.................       14,287        (47,291)       111,768
Loss from discontinued operations, net of income tax
  benefit of $8,889 (1997)...............................           --             --        (15,672)
                                                            ----------     ----------     ----------
Net income (loss)........................................       14,287        (47,291)        96,096
  Less: Preferred stock dividend requirements and
     redemption premium..................................           --             --          4,592
                                                            ----------     ----------     ----------
Net income (loss) applicable to common stock.............   $   14,287     $  (47,291)    $   91,504
                                                            ==========     ==========     ==========
Earnings (loss) per share of common stock:
  Continuing operations..................................   $      .25     $     (.84)    $     2.16
  Discontinued operations................................           --             --           (.39)
                                                            ----------     ----------     ----------
          Total..........................................   $      .25     $     (.84)    $     1.77
                                                            ==========     ==========     ==========
  Weighted average common shares outstanding
     (in thousands)......................................       56,086         56,078         51,662
Earnings (loss) per share of common stock -- assuming
  dilution:
  Continuing operations..................................   $      .25     $     (.84)    $     2.03
  Discontinued operations................................           --             --           (.29)
                                                            ----------     ----------     ----------
          Total..........................................   $      .25     $     (.84)    $     1.74
                                                            ==========     ==========     ==========
  Weighted average common shares outstanding
     (in thousands)......................................       56,758         56,078         55,129
Dividends per share of common stock......................   $      .32     $      .32     $      .42

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

                                                                                                            RETAINED
                                        CONVERTIBLE   NUMBER OF               ADDITIONAL     UNEARNED       EARNINGS
                                         PREFERRED      COMMON      COMMON     PAID-IN        VESOP       (ACCUMULATED   TREASURY
                                           STOCK        SHARES      STOCK      CAPITAL     COMPENSATION     DEFICIT)      STOCK
                                        -----------   ----------   --------   ----------   ------------   ------------   --------
                                                                             (IN THOUSANDS)
Balance, December 31, 1996............    $ 3,450     44,185,513   $44,186    $  540,133     $(8,783)      $ 496,839     $     --
  Net income..........................         --            --         --            --          --          96,096           --
  Dividends on redeemable preferred
    stock.............................         --            --         --            --          --             (32)          --
  Dividends on convertible preferred
    stock.............................         --            --         --            --          --          (5,387)          --
  Dividends on common stock...........         --            --         --            --          --         (21,031)          --
  Redemption/conversion of convertible
    preferred stock...................     (3,450)    6,377,432      6,377        (3,116)         --              --           --
  Special spin-off dividend to Old
    Valero............................         --            --         --      (210,000)         --              --           --
  Recapitalization in connection with
    the Restructuring.................         --            --    (55,533)      622,500          --        (518,859)          --
  Issuance of common stock in
    connection with acquisition of
    Basis
    Petroleum, Inc. ..................         --     3,429,796      3,430       110,570          --              --           --
  Valero Employees' Stock Ownership
    Plan compensation earned..........         --            --         --            --       8,783              --           --
  Shares repurchased and shares issued
    in connection with employee stock
    plans and other...................         --     2,143,291      2,101        50,567          --              --           --
                                          -------     ----------   --------   ----------     -------       ---------     --------
Balance, December 31, 1997............         --     56,136,032       561     1,110,654          --          47,626           --
  Net loss............................         --            --         --            --          --         (47,291)          --
  Dividends on common stock...........         --            --         --            --          --         (17,953)          --
  Shares repurchased and shares issued
    in connection with employee stock
    plans and other...................         --       178,766          2         2,072          --              --      (10,384)
                                          -------     ----------   --------   ----------     -------       ---------     --------
Balance, December 31, 1998............         --     56,314,798       563     1,112,726          --         (17,618)     (10,384)
  Net income..........................         --            --         --            --          --          14,287           --
  Dividends on common stock...........         --            --         --       (17,931)         --              --           --
  Shares repurchased and shares issued
    in connection with employee stock
    plans and other...................         --        16,368         --        (2,447)         --              --        5,573
                                          -------     ----------   --------   ----------     -------       ---------     --------
Balance, December 31, 1999............    $    --     56,331,166   $   563    $1,092,348     $    --       $  (3,331)    $ (4,811)
                                          =======     ==========   ========   ==========     =======       =========     ========

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1999        1998         1997
                                                             ---------   ---------   -----------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Income (loss) from continuing operations.................  $  14,287   $ (47,291)  $   111,768
  Adjustments to reconcile income (loss) from continuing
     operations to net cash provided by continuing
     operations:
     Depreciation expense..................................     92,413      78,660        65,175
     Amortization of deferred charges and other, net.......     46,610      47,889        27,252
     Write-down of inventories to market value.............         --     170,929            --
     Changes in current assets and current liabilities.....    296,255     (46,179)      (32,113)
     Deferred income tax expense (benefit).................     (9,400)    (31,700)       32,827
     Changes in deferred items and other, net..............     (5,054)     (6,483)       (8,264)
                                                             ---------   ---------   -----------
       Net cash provided by continuing operations..........    435,111     165,825       196,645
       Net cash provided by discontinued operations........         --          --        24,452
                                                             ---------   ---------   -----------
          Net cash provided by operating activities........    435,111     165,825       221,097
                                                             ---------   ---------   -----------
Cash flows from investing activities:
  Capital expenditures:
     Continuing operations.................................   (100,594)   (165,507)      (69,284)
     Discontinued operations...............................         --          --       (52,674)
  Deferred turnaround and catalyst costs...................    (72,681)    (56,346)      (10,860)
  Purchase of Paulsboro Refinery...........................         --    (335,249)           --
  Acquisition of Basis Petroleum, Inc. ....................         --          --      (355,595)
  Earn-out payment in connection with Basis acquisition....         --     (10,325)           --
  Other....................................................      1,107       1,159         1,693
                                                             ---------   ---------   -----------
          Net cash used in investing activities............   (172,168)   (566,268)     (486,720)
                                                             ---------   ---------   -----------
Cash flows from financing activities:
  Increase (decrease) in short-term debt, net..............   (160,000)     38,000       155,088
  Long-term borrowings.....................................    922,794     538,434     1,530,809
  Long-term debt reduction.................................   (961,000)   (147,000)   (1,217,668)
  Special spin-off dividend, including intercompany note
     settlement............................................         --          --      (214,653)
  Common stock dividends...................................    (17,931)    (17,953)      (21,031)
  Preferred stock dividends................................         --          --        (5,419)
  Issuance of common stock.................................     15,620       6,677        59,054
  Purchase of treasury stock...............................    (13,538)    (16,451)       (9,293)
  Redemption of preferred stock............................         --          --        (1,339)
                                                             ---------   ---------   -----------
          Net cash provided by (used in) financing
            activities.....................................   (214,055)    401,707       275,548
                                                             ---------   ---------   -----------
Net increase in cash and temporary cash investments........     48,888       1,264         9,925
Cash and temporary cash investments at beginning of
  period...................................................     11,199       9,935            10
                                                             ---------   ---------   -----------
Cash and temporary cash investments at end of period.......  $  60,087   $  11,199   $     9,935
                                                             =========   =========   ===========

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     As used in this report, the terms "Valero" and the "Company" may, depending upon the context, refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

     The Company was incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company as a wholly owned subsidiary of Valero Energy Corporation, referred to as Old Valero. Old Valero was engaged in both the refining and marketing business and the natural gas related services business. On July 31, 1997, Old Valero spun off the Company to Old Valero's stockholders by distributing to them all of the Company's common stock. Immediately after this distribution, Old Valero, with its remaining natural gas related services business, merged with a wholly owned subsidiary of PG&E Corporation. The spin-off of the Company to Old Valero's stockholders and the merger of Old Valero with PG&E are collectively referred to as the "Restructuring." Upon completion of the Restructuring, the Company's name was changed from Valero Refining and Marketing Company to Valero Energy Corporation.

     As a result of the Restructuring, the Company became a "successor registrant" to Old Valero for financial reporting purposes under the federal securities laws. Accordingly, for periods after the Restructuring, the accompanying consolidated financial statements include the accounts of Valero and its consolidated subsidiaries, while for periods before the Restructuring, the accompanying consolidated financial statements include the accounts of Old Valero restated to reflect its natural gas related services business as discontinued operations. All significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues generally are recorded when products have been delivered.

PRICE RISK MANAGEMENT ACTIVITIES

     The Company uses derivative commodity instruments such as price swaps, options and futures contracts with third parties to hedge certain refinery feedstock and refined product inventories in order to reduce the impact of adverse price changes on these inventories before the conversion of the feedstock to finished products and ultimate sale. Hedges of inventories are accounted for under the deferral method with gains and losses included in the carrying amounts of inventories and ultimately recognized in cost of sales as those inventories are sold.

     The Company also uses derivative commodity instruments such as price swaps, options and futures contracts with third parties to hedge the price risk of anticipated transactions. These instruments are used to hedge anticipated feedstock, product and natural gas purchases, product sales, and refining operating margins by locking in purchase or sales prices or components of refining operating margins, including feedstock discounts, crack spreads and premium product differentials. Hedges of anticipated transactions are also accounted for under the deferral method with gains and losses on these transactions recognized when the hedged transaction occurs, or when the amount of the hedged transaction, combined with the hedging instrument, is not deemed to be recoverable.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Derivative commodity contracts are designated at inception as a hedge when there is a direct relationship to the price risk associated with the Company's inventories, future purchases and sales of commodities used in the Company's operations, or components of the Company's refining operating margins. If this direct relationship ceases to exist, the related contract is designated "for trading purposes" and accounted for as described below.

     Gains and losses on early terminations of financial instrument contracts designated as hedges are deferred and included in cost of sales in the measurement of the hedged transaction. When an anticipated transaction being hedged is no longer likely to occur, the related derivative contract is accounted for similar to a contract entered into for trading purposes.

     The Company also uses derivative commodity instruments such as price swaps, options and futures contracts with third parties for trading purposes using its fundamental and technical analysis of market conditions to earn additional income. Contracts entered into for trading purposes are accounted for under the fair value method. Changes in the fair value of these contracts are recognized as gains or losses in cost of sales currently and are recorded in the Consolidated Balance Sheets in "Prepaid expenses and other" and "Accounts payable" at fair value at the reporting date. The Company determines the fair value of its exchange-traded contracts based on the settlement prices for open contracts, which are established by the exchange on which the instruments are traded. The fair value of the Company's over-the-counter contracts is determined based on market-related indexes or by obtaining quotes from brokers.

     The Company's derivative contracts and their related gains and losses are reported in the Consolidated Balance Sheets and Consolidated Statements of Income as discussed above, depending on whether they are designated as a hedge or for trading purposes. In the Consolidated Statements of Cash Flows, cash transactions related to derivative contracts are included in "Changes in current assets and current liabilities."

CASH AND TEMPORARY CASH INVESTMENTS

     The Company's temporary cash investments are highly liquid, low-risk debt instruments which have a maturity of three months or less when acquired.

INVENTORIES

     Refinery feedstocks and refined products and blendstocks are carried at the lower of cost or market, with the cost of feedstocks purchased for processing and produced products determined primarily under the last-in, first-out ("LIFO") method of inventory pricing, and the cost of feedstocks and products purchased for resale determined under the weighted average cost method. During the first quarter of 1999, LIFO inventory quantities were reduced causing prior year LIFO costs, which were lower than current year replacement costs, to be charged to cost of sales. This LIFO liquidation resulted in a decrease in cost of sales of $10.5 million and an increase in net income of $6.8 million, or $.12 per share. An additional LIFO liquidation in the fourth quarter of 1999 resulted in a decrease in cost of sales of $9.3 million and an increase in net income of $6.1 million, or $.11 per share. At December 31, 1999, the replacement cost of the Company's LIFO inventories exceeded their LIFO carrying values by approximately $146 million. During 1998, the Company incurred pre-tax inventory write-downs totaling $170.9 million due to a significant decline in feedstock and refined product prices. Materials and supplies are carried principally at weighted average cost not in excess of market. Inventories as of December 31, 1999 and 1998 were as follows (in thousands):

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Refinery feedstocks.........................................  $ 61,649   $ 80,036
Refined products and blendstocks............................   183,519    174,125
Materials and supplies......................................    58,220     62,244
                                                              --------   --------
                                                              $303,388   $316,405
                                                              ========   ========

     Refinery feedstock and refined product and blendstock inventory volumes totaled 15.2 million barrels and 20.5 million barrels as of December 31, 1999 and 1998, respectively. See Note 7 for information concerning the Company's hedging activities related to its refinery feedstock and refined product inventories.

PROPERTY, PLANT AND EQUIPMENT

     Property additions and betterments include capitalized interest and acquisition costs allocable to construction and property purchases.

     The costs of minor property units (or components of property units), net of salvage, retired or abandoned are charged or credited to accumulated depreciation under the composite method of depreciation. Gains or losses on sales or other dispositions of major units of property are credited or charged to income.

     Major classes of property, plant and equipment as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
Crude oil processing facilities.............................  $2,123,518   $1,980,082
Butane processing facilities................................     243,050      242,996
Other processing facilities.................................      80,230       80,230
Other.......................................................     125,139       89,746
Construction in progress....................................     114,747      179,136
                                                              ----------   ----------
                                                              $2,686,684   $2,572,190
                                                              ==========   ==========

     Provision for depreciation of property, plant and equipment is made primarily on a straight-line basis over the estimated useful lives of the depreciable facilities. A summary of the principal rates used in computing the annual provision for depreciation, primarily utilizing the composite method and including estimated salvage values, is as follows:

                                                                             WEIGHTED
                                                                 RANGE       AVERAGE
                                                              ------------   --------
Crude oil processing facilities.............................   3.2% - 5.1%     3.5%
Butane processing facilities................................          3.3%     3.3%
Other processing facilities.................................          3.6%     3.6%
Other.......................................................  2.3% - 47.8%    15.5%

DEFERRED CHARGES AND OTHER ASSETS

  Refinery Turnaround Costs

     Refinery turnaround costs are deferred when incurred and amortized on a straight-line basis over that period of time estimated to lapse until the next turnaround occurs. As of December 31, 1999 and 1998, the balance of deferred turnaround costs was $49.2 million and $27.4 million, respectively.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

  Fixed-Bed Catalyst Costs

     Fixed-bed catalyst costs are deferred when incurred and amortized on a straight-line basis over the estimated useful life of that catalyst, normally one to three years. As of December 31, 1999 and 1998, the balance of deferred catalyst costs was $16.8 million and $13.1 million, respectively.

  Technological Royalties and Licenses

     Technological royalties and licenses are deferred when incurred and amortized on a straight-line basis over the estimated useful life of each particular royalty or license.

  Other Deferred Charges and Other Assets

     Other deferred charges and other assets include the Company's 20% interest in Javelina Company, a general partnership that owns a refinery off-gas processing plant in Corpus Christi, Texas. The Company accounts for its interest in Javelina on the equity method of accounting. Also included in other deferred charges and other assets are prefunded benefit costs, debt issuance costs and certain other costs.

ACCRUED EXPENSES

     Accrued expenses as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
Accrued interest expense....................................  $  9,906   $ 3,620
Accrued taxes...............................................    52,020    29,905
Accrued employee benefit costs..............................    21,053    12,414
Other.......................................................    19,108     8,622
                                                              --------   -------
                                                              $102,087   $54,561
                                                              ========   =======

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments approximate fair value, except for certain long-term debt and financial instruments used in price risk management activities. See Notes 6 and 7.

STOCK-BASED COMPENSATION

     The Company accounts for its employee stock compensation plans using the "intrinsic value" method of accounting set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to measure and recognize in their financial statements a compensation cost for stock-based employee compensation plans based on the "fair value" method of accounting set forth in the statement. See Note 13 for the pro forma effects on net income and earnings per share had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

EARNINGS PER SHARE

     Basic and diluted earnings per share are presented on the face of the accompanying income statements in accordance with the provisions of SFAS No. 128, "Earnings per Share," which became effective for the Company's financial statements beginning with the year ended December 31, 1997. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of the Company's outstanding stock options and performance awards granted to employees in connection with the Company's stock compensation plans (see Note 13) for all periods presented. For 1997, diluted earnings per share also reflected the potential dilution of Old Valero's convertible preferred stock (see Note 9). In determining basic earnings per share for the year ended December 31, 1997, dividends on Old Valero's convertible preferred stock were deducted from income from discontinued operations as this preferred stock was issued in connection with Old Valero's natural gas related services business. The weighted average number of common shares outstanding for the years ended December 31, 1999, 1998 and 1997 was 56,086,381, 56,077,671 and 51,662,449, respectively.

     A reconciliation of the basic and diluted per-share computations for income
(loss) from continuing operations is as follows (dollars and shares in thousands, except per share amounts):

                                                           YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------
                                       1999                         1998                         1997
                             -------------------------   --------------------------   --------------------------
                                                 PER-                         PER-                         PER-
                                                 SHARE                        SHARE                        SHARE
                             INCOME    SHARES    AMT.      LOSS     SHARES    AMT.     INCOME    SHARES    AMT.
                             -------   -------   -----   --------   -------   -----   --------   -------   -----
Income (loss) from
  continuing operations...   $14,287                     $(47,291)                    $111,768
                             =======                     ========                     ========
BASIC EARNINGS PER SHARE:
Income (loss) from
  continuing operations
  available to common
  stockholders............   $14,287    56,086   $.25    $(47,291)   56,078   $(.84)  $111,768    51,662   $2.16
                                                 ====                         =====                        =====
EFFECT OF DILUTIVE
  SECURITIES:
Stock options.............        --       292                 --        --                 --       881
Performance awards........        --       380                 --        --                 --        91
Convertible preferred
  stock...................        --        --                 --        --                 --     2,495
                             -------   -------           --------   -------           --------   -------
DILUTED EARNINGS PER
  SHARE:
Income (loss) from
  continuing operations
  available to common
  stockholders plus
  assumed conversions.....   $14,287    56,758   $.25    $(47,291)   56,078   $(.84)  $111,768    55,129   $2.03
                             =======   =======   ====    ========   =======   =====   ========   =======   =====

     Because the Company reported a net loss from continuing operations for the year ended December 31, 1998, various stock options and performance awards which were granted to employees in connection with the Company's stock compensation plans and were outstanding during 1998 were not included in the computation of diluted earnings per share because the effect would have been antidilutive. At December 31, 1998, options to purchase approximately 5.5 million common shares and performance awards totaling approximately 100,000 shares were outstanding.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

STATEMENTS OF CASH FLOWS

     In order to determine net cash provided by continuing operations, income
(loss) from continuing operations has been adjusted by, among other things, changes in current assets and current liabilities. The changes in the Company's current assets and current liabilities are shown in the following table as an (increase)/decrease in current assets and an increase/(decrease) in current liabilities (in thousands). These amounts exclude (i) noncash write-downs of inventories to market value in 1998 totaling $170.9 million and (ii) the current assets and current liabilities of the Paulsboro Refinery and Basis Petroleum, Inc. as of their acquisition dates in 1998 and 1997, respectively (see Note 3), both of which are reflected separately in the Statements of Cash Flows. Also excluded from the following table are changes in "Cash and temporary cash investments," "Current deferred income tax assets," "Short-term debt" and "Current maturities of long-term debt."

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1999       1998        1997
                                                      --------   ---------   --------
Receivables, net....................................  $(89,086)  $  83,103   $ 36,287
Inventories.........................................    11,180      (9,962)    37,007
Prepaid expenses and other..........................    10,265       1,980    (12,703)
Accounts payable....................................   326,536    (116,502)   (95,318)
Accrued expenses....................................    37,360      (4,798)     2,614
                                                      --------   ---------   --------
          Total.....................................  $296,255   $ (46,179)  $(32,113)
                                                      ========   =========   ========

     Cash flows related to interest and income taxes, including amounts related to discontinued operations for the seven months ended July 31, 1997, were as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      1998      1997
                                                          -------   -------   -------
Interest paid (net of amount capitalized)...............  $49,023   $30,735   $66,008
Income tax refunds received.............................    7,530    15,513        --
Income taxes paid.......................................   13,582     5,284    24,526

     Noncash investing and financing activities for 1999 and 1998 included various adjustments to property, plant and equipment and certain current assets and current liabilities resulting from the completion of independent appraisals performed in connection with the September 1998 acquisition of the Paulsboro Refinery and the May 1997 acquisition of Basis, and the allocation of the respective purchase prices to the assets acquired and liabilities assumed. Noncash investing and financing activities for 1997 included the issuance of Old Valero common stock to Salomon as partial consideration for the acquisition of the stock of Basis, and an $18.3 million accrual as of December 31, 1997 related to the Company's estimate of a contingent earn-out payment in 1998 in conjunction with this acquisition. See Note 3. In addition, noncash investing and financing activities for 1997 included various adjustments to debt and equity, including the assumption of certain debt by PG&E that was previously allocated to the Company, resulting from the Restructuring discussed above under "Principles of Consolidation and Basis of Presentation."

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining when to capitalize or expense costs incurred to develop or obtain internal-use software. This statement became effective for the Company's financial

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

statements beginning January 1, 1999, with its requirements applied to costs incurred on or after this date. The adoption of this SOP did not have a material effect on the Company's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. As issued, this statement was to become effective for the Company's financial statements beginning January 1, 2000. However, in June 1999, the FASB issued SFAS No. 137 which delayed for one year the effective date of SFAS No. 133. As a result, SFAS No. 133 will become effective for the Company's financial statements beginning January 1, 2001 and is not allowed to be applied retroactively to financial statements of prior periods. At this effective date, SFAS No. 133 must be applied to (i) all freestanding derivative instruments and
(ii) all embedded derivative instruments required by the statement to be separated from their host contracts (or, at the Company's election, only those derivatives embedded in hybrid instruments issued, acquired or substantively modified on or after either January 1, 1998 or January 1, 1999). The Company is currently evaluating the impact on its financial statements of adopting this statement. Adoption of this statement could result in increased volatility in the Company's earnings and other comprehensive income.

2. ACCOUNTS RECEIVABLE

     In September 1999, the Company entered into an agreement with a financial institution to sell up to $100 million of an undivided percentage ownership interest in a designated pool of accounts receivable. As of December 31, 1999, proceeds of $100 million had been received under this program and were used to reduce indebtedness under the Company's bank credit facilities.

3. ACQUISITIONS

PAULSBORO REFINERY

     On September 16, 1998, the Company and Mobil Oil Corporation entered into an asset sale and purchase agreement for the acquisition by the Company of substantially all of the assets and the assumption of certain liabilities related to Mobil's 155,000 barrel-per-day refinery in Paulsboro, New Jersey. The purchase price was $228 million plus approximately $107 million representing the value of inventories and certain other items acquired in the transaction and was paid in cash from borrowings under the Company's bank credit facilities. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on fair values as determined by an independent appraisal. Under the purchase method of accounting, the accompanying Consolidated Statements of Income include the results of operations of the Paulsboro Refinery beginning September 17, 1998.

     As part of the asset sale and purchase agreement, Mobil is entitled to receive payments in any of the five years following the acquisition if certain average refining margins during any of these years exceed a specified level. Any payments under this earn-out arrangement, which are determined in September of each year beginning in 1999, are limited to $20 million in any year and $50 million in the aggregate. No earn-out amount was due for the year ended September 16, 1999.

     In connection with the acquisition of the Paulsboro Refinery, Mobil agreed to indemnify the Company for certain environmental matters and conditions existing on or prior to the acquisition and the Company agreed

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

to assume Mobil's environmental liabilities, with certain limited exceptions (including "superfund" liability for off-site waste disposal). Mobil's indemnities and the periods of indemnification, measured from the September 16, 1998 closing date, include (i) third party environmental claims for a period of five years, (ii) governmental fines and/or penalties for a period of five years,
(iii) required remediation of known environmental conditions for a period of five years, subject to a cumulative deductible, (iv) required remediation of unknown environmental conditions for a period of seven years, subject to a sharing arrangement with a cap on the Company's obligation and subject to a cumulative deductible, and (v) certain capital expenditures required by a governmental entity for a three year period, to the extent required to cure a breach of certain representations of Mobil concerning compliance with environmental laws, subject to a specified deductible. The Company's assumed liabilities include remediation obligations to the New Jersey Department of Environmental Protection. These remediation obligations relate primarily to clean-up costs associated with groundwater contamination, landfill closure and post-closure monitoring costs, and tank farm spill prevention costs. As of December 31, 1999, the Company has recorded approximately $20 million in "Accrued expenses" and "Deferred credits and other liabilities" representing its best estimate of costs to be borne by the Company related to these remediation obligations. The majority of these costs are expected to be incurred in relatively level amounts over the next 19 years.

BASIS PETROLEUM, INC.

     Effective May 1, 1997, Old Valero acquired the outstanding common stock of Basis Petroleum, Inc., a wholly owned subsidiary of Salomon Inc. Prior to the Restructuring, Old Valero transferred the stock of Basis to the Company resulting in Basis being a part of the Company at the time of the Restructuring. The primary assets acquired in the Basis acquisition included petroleum refineries located in Texas at Texas City and Houston and in Louisiana at Krotz Springs, and an extensive wholesale marketing business. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on fair values as determined by an independent appraisal. Under the purchase method of accounting, the accompanying Consolidated Statements of Income include the results of operations related to the Texas City, Houston and Krotz Springs refineries beginning May 1, 1997.

     The stock of Basis was acquired for approximately $470 million. This amount included certain costs incurred in connection with the acquisition and was net of $9.5 million received from Salomon in December 1997 representing a final resolution between the parties relating to certain contingent environmental obligations for which Salomon was responsible under the purchase agreement. The purchase price was paid, in part, with 3,429,796 shares of Old Valero common stock having a fair market value of $114 million, with the remainder paid in cash from borrowings under Old Valero's bank credit facilities. As part of the purchase agreement, Salomon is entitled to receive payments in any of the 10 years following the acquisition if certain average refining margins during any of these years exceed a specified level. Any payments under this earn-out arrangement, which are determined as of May 1 of each year beginning in 1998, are limited to $35 million in any year and $200 million in the aggregate. The earn-out amount for the year ended May 1, 1998 was $10.3 million, while no earn-out amount was due for the year ended May 1, 1999.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information of the Company for the years ended December 31, 1998 and 1997 assumes that the acquisition of the Paulsboro Refinery occurred at the beginning of 1998 and 1997 and that the acquisition of Basis occurred at the beginning of 1997. This pro forma information is not necessarily indicative of the results of future operations. (Dollars in thousands, except per share amounts.)

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                                  1998         1997
                                                               ----------   ----------
Operating revenues..........................................   $6,246,790   $8,907,487
Operating income (loss).....................................      (14,422)     250,625
Income (loss) from continuing operations....................      (33,663)     123,440
Loss from discontinued operations...........................           --      (15,672)
Net income (loss)...........................................      (33,663)     107,768
Earnings (loss) per common share:
  Continuing operations.....................................         (.60)        2.39
  Discontinued operations...................................           --         (.39)
          Total.............................................         (.60)        2.00
Earnings (loss) per common share -- assuming dilution:
  Continuing operations.....................................         (.60)        2.24
  Discontinued operations...................................           --         (.29)
          Total.............................................         (.60)        1.95

4. DISCONTINUED OPERATIONS

     Revenues of the discontinued natural gas related services business were $1.7 billion for the seven months ended July 31, 1997. This amount is not included in operating revenues as reported in the accompanying 1997 Consolidated Statement of Income.

     Total interest expense for the discontinued natural gas related services business was $32.7 million for the seven months ended July 31, 1997. This amount includes interest specifically attributed to the natural gas related services business, plus an allocated portion of interest on Old Valero's corporate debt as Old Valero's historical practice was to utilize a centralized cash management system and to incur certain indebtedness for its consolidated group at the parent company level rather than at the operating subsidiary level.

5. SHORT-TERM DEBT

     The Company currently has various uncommitted short-term bank credit facilities under which amounts up to $240 million may be borrowed. As of December 31, 1999, there were no borrowings outstanding under these facilities. These short-term bank credit facilities bear interest at each respective bank's quoted money market rate, have no commitment or other fees or compensating balance requirements and are unsecured and unrestricted as to use.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

6. LONG-TERM DEBT AND BANK CREDIT FACILITIES

     Long-term debt balances as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Industrial revenue bonds:
  Tax-exempt Revenue Refunding Bonds:
     Series 1997A, 5.45%, due April 1, 2027.................  $ 24,400   $ 24,400
     Series 1997B, 5.40%, due April 1, 2018.................    32,800     32,800
     Series 1997C, 5.40%, due April 1, 2018.................    32,800     32,800
     Series 1997D, 5.13%, due April 1, 2009.................     8,500      8,500
  Tax-exempt Waste Disposal Revenue Bonds:
     Series 1999, 5.7%, due April 1, 2032...................    25,000         --
     Series 1998, 5.6%, due April 1, 2032...................    25,000     25,000
     Series 1997, 5.6%, due December 1, 2031................    25,000     25,000
  Taxable Waste Disposal Revenue Bonds,
     Series 1998, 6.5% at December 31, 1999, due April 1,
       2032.................................................    18,500     43,500
7.375% notes, due March 15, 2006............................   300,000         --
6.75% notes, due December 15, 2032 (notes are callable or
  putable on December 15, 2002).............................   150,000    150,000
$835 million revolving bank credit and letter of credit
  facility, approximately 7% at December 31, 1999, due
  November 28, 2002.........................................   140,000    475,000
Net unamortized premium and discount........................     3,472      5,335
                                                              --------   --------
          Total long-term debt (no current maturities)......  $785,472   $822,335
                                                              ========   ========

     The Company currently maintains an unsecured $835 million revolving bank credit and letter of credit facility that matures in November 2002 and is available for general corporate purposes including working capital needs and letters of credit. Borrowings under this facility bear interest at either LIBOR plus a margin, a base rate or a money market rate. The Company is also charged various fees and expenses in connection with this facility, including a facility fee and various letter of credit fees. The interest rate and fees under this credit facility are subject to adjustment based upon the credit ratings assigned to the Company's long-term debt. The credit facility includes certain restrictive covenants including a coverage ratio, a capitalization ratio, and a minimum net worth test. As of December 31, 1999, outstanding borrowings under this committed facility totaled $140 million, while letters of credit outstanding were approximately $25 million. The Company also has various uncommitted bank letter of credit facilities totaling $285 million, approximately $88 million of which was outstanding as of December 31, 1999.

     In March 1999, the Company completed a public offering of $300 million principal amount of 7 3/8% notes which are due on March 15, 2006. The notes were issued under the Company's $600 million universal shelf registration statement which was previously declared effective by the SEC on June 30, 1998. Net proceeds from the financing of approximately $297.5 million were used to pay down borrowings under the Company's bank credit facilities.

     In March 1999, the Gulf Coast Waste Disposal Authority issued and sold for the benefit of the Company $25 million of new tax-exempt Waste Disposal Revenue Bonds which have a fixed interest rate of 5.7% and mature on April 1, 2032. The proceeds from the sale of these tax-exempt fixed-rate bonds were used to redeem $25 million of the $43.5 million of taxable variable-rate Waste Disposal Revenue Bonds which were issued in March 1998 at an initial interest rate of 5.7% and also mature on April 1, 2032. The remaining $18.5 million of

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

Series 1998 taxable bonds bear interest at a variable rate determined weekly, with the Company having the right to convert this rate to a daily, weekly, short-term or long-term rate, or to a fixed rate. In March 1998, the Gulf Coast Waste Disposal Authority issued and sold for the benefit of the Company $25 million of tax-exempt Waste Disposal Revenue Bonds at a fixed interest rate of 5.6%. Additionally, the Company converted the interest rates on its $98.5 million of Series 1997 tax-exempt Revenue Refunding Bonds and $25 million of Series 1997 tax-exempt Waste Disposal Revenue Bonds from variable rates to a weighted average fixed rate of approximately 5.4%. The Series 1997 Revenue Refunding Bonds were issued in four series with due dates ranging from 2009 to 2027, while the Series 1997 Waste Disposal Revenue Bonds were issued in one series and mature on December 1, 2031.

     In December 1997, the Company issued $150 million principal amount of 6.75% notes for net proceeds of approximately $156 million. These notes are unsecured and unsubordinated and rank equally with all other unsecured and unsubordinated obligations of the Company. The notes were issued to the Valero Pass-Through Asset Trust 1997-1, or the Trust, which funded the acquisition of the notes through a private placement of $150 million principal amount of 6.75% Pass-Through Asset Trust Securities, or PATS. The PATS represent a fractional undivided beneficial interest in the Trust. In exchange for certain consideration paid to the Trust, a third party has an option to purchase the notes under certain circumstances at par on December 15, 2002, at which time the term of the notes would be extended 30 years to December 15, 2032. If the third party does not exercise its purchase option, then under the terms of the notes, the Company would be required to repurchase the notes at par on December 15, 2002.

     As of December 31, 1999, the Company's debt to capitalization ratio was 42%, a decrease from 47.5% as of December 31, 1998.

     Based on long-term debt outstanding at December 31, 1999, the Company has no maturities of long-term debt during the next five years except for $140 million due in November 2002 under its revolving bank credit and letter of credit facility. See above for maturities under the terms of the 6.75% notes issued in 1997.

     As of December 31, 1999 and 1998, the carrying amounts of the Company's taxable industrial revenue bonds and revolving bank credit facility approximated fair value due to their variable interest rates. For the Company's fixed-rate industrial revenue bonds, 7.375% notes and 6.75% notes, their estimated fair value as of December 31, 1999 was approximately $563 million compared to a carrying amount of $627 million. As of December 31, 1998, the estimated fair value of the Company's fixed-rate industrial revenue bonds and 6.75% notes was approximately $298.2 million compared to a carrying amount of $303.8 million. The fair values of these instruments were estimated based on borrowing rates available to the Company for long-term debt with similar terms and average maturities.

7. PRICE RISK MANAGEMENT ACTIVITIES

     The Company is exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in the Company's refining operations. In order to reduce the risks of these price fluctuations, the Company uses derivative commodity instruments to hedge certain refinery inventories and anticipated transactions. The Company also uses derivative commodity instruments for trading purposes. In the tables below detailing the Company's open derivative commodity instruments as of December 31, 1999 and 1998, the total gain or (loss) as of either date on price swaps is the net of the fixed price payor and receiver fair value amounts, while the total gain or (loss) on options and futures is (i) the excess of the fair value amount over the contract amount for fixed price payor positions, combined with (ii) the excess of the contract amount over the fair value amount for fixed price receiver positions. As discussed above in Note 1 under Price Risk Management Activities, gains and losses on hedging activities are deferred and recognized when the hedged transaction occurs while gains and losses on trading activities are recognized currently.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

HEDGING ACTIVITIES

     The Company uses derivative commodity instruments such as price swaps, options and futures contracts with third parties to hedge certain refinery feedstock and refined product inventories in order to reduce the impact of adverse price changes on these inventories before the conversion of the feedstock to finished products and ultimate sale. Swaps and futures contracts held to hedge refining inventories at the end of 1999 and 1998 had remaining terms of less than one year. As of December 31, 1999 and 1998, 19.5% and 5%, respectively, of the Company's refining inventory position was hedged. As of December 31, 1999, $2.1 million of deferred hedge losses were included as an increase in refining inventories, while no deferred hedge losses or gains were included in refining inventories as of December 31, 1998.

     The following table provides information about the Company's derivative commodity instruments held to hedge refining inventories as of December 31, 1999 (which mature in 2000) and December 31, 1998 (which matured in 1999)(dollars in thousands, except amounts per barrel, or bbl). Volumes shown for swaps represent notional volumes which are used to calculate amounts due under the agreements.

                                                  DECEMBER 31, 1999    DECEMBER 31, 1998
                                                  (MATURE IN 2000)     (MATURED IN 1999)
                                                 -------------------   ------------------
                                                     FIXED PRICE          FIXED PRICE
                                                 -------------------   ------------------
                                                  PAYOR     RECEIVER    PAYOR    RECEIVER
                                                 --------   --------   -------   --------
Swaps:
  Notional volumes (thousands of barrels, or
     Mbbls)....................................     1,200      2,850        --        --
  Weighted average pay price (per bbl).........  $   1.87   $   1.68        --        --
  Weighted average receive price (per bbl).....  $   1.70   $   1.88        --        --
  Fair value...................................  $   (203)  $    568        --        --
Futures:
  Volumes (Mbbls)..............................     6,821      7,410     4,958     5,274
  Weighted average price (per bbl).............  $  27.72   $  28.71   $ 12.54   $ 13.51
  Contract amount..............................  $189,061   $212,729   $62,178   $71,242
  Fair value...................................  $186,176   $208,327   $62,178   $71,242

     The Company also uses derivative commodity instruments such as price swaps, options and futures contracts with third parties to hedge the price risk of anticipated transactions. In 1999 and 1998, price swaps and futures were used to hedge anticipated feedstock and product purchases, product sales and refining operating margins by locking in purchase or sales prices or components of the margins, including feedstock discounts, conventional gasoline and heating oil crack spreads and premium product differentials. Price swaps were also used in 1999 and 1998 to hedge anticipated purchases of natural gas used in the Company's refining operations. The majority of contracts hedging anticipated transactions mature in 2000 with certain contracts extending through 2002. There were no significant explicit deferrals of hedging gains or losses related to these anticipated transactions as of the end of 1999 or 1998.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

     The following table provides information about the Company's derivative commodity instruments held to hedge anticipated feedstock, product and natural gas purchases, product sales and refining margins as of December 31, 1999 (which mature in 2000) and December 31, 1998 (which matured in 1999)(dollars in thousands, except amounts per barrel or per million British thermal units, or MMBtus). Volumes shown for swaps represent notional volumes which are used to calculate amounts due under the agreements.

                                                   DECEMBER 31, 1999    DECEMBER 31, 1998
                                                    (MATURE IN 2000)    (MATURED IN 1999)
                                                   ------------------   -----------------
                                                      FIXED PRICE          FIXED PRICE
                                                   ------------------   -----------------
                                                    PAYOR    RECEIVER   PAYOR    RECEIVER
                                                   -------   --------   ------   --------
Swaps:
  Notional volumes (Mbbls).......................    6,000     7,950     1,860     4,650
  Weighted average pay price (per bbl)...........  $  1.87    $ 1.70    $ 5.68    $  .83
  Weighted average receive price (per bbl).......  $  1.66    $ 2.04    $ 5.97    $   64
  Fair value.....................................  $(1,287)   $2,704    $  554    $ (853)

  Notional volumes (billion Btus, or BBtus)......       --        --     5,700     1,200
  Weighted average pay price (per MMBtu).........       --        --    $ 2.01    $ 1.93
  Weighted average receive price (per MMBtu).....       --        --    $ 1.93    $ 2.32
  Fair value.....................................       --        --    $ (444)   $  460
Futures:
  Volumes (Mbbls)................................      105       101        45        --
  Weighted average price (per bbl)...............  $ 23.66    $24.22    $17.22        --
  Contract amount................................  $ 2,484    $2,446    $  775        --
  Fair value.....................................  $ 2,501    $2,446    $  671        --

     In addition to the above, as of December 31, 1999 and 1998, the Company was the fixed price payor under certain swap contracts held to hedge anticipated purchases of refinery feedstocks and refined products that mature in 2002, have notional volumes totaling approximately 7.5 million barrels, and have a weighted average pay price of $20.11 per barrel. As of December 31, 1999, these swaps had a weighted average receive price of $18.02 per barrel and a net unrecognized fair value of approximately $7.4 million. As of December 31, 1998, these swaps had a weighted average receive price of $17.04 per barrel with no unrecognized fair value.

TRADING ACTIVITIES

     The Company also uses derivative commodity instruments such as price swaps, options and futures contracts with third parties for trading purposes using its fundamental and technical analysis of market conditions to earn additional income. These contracts run for periods of up to 24 months. As a result, contracts outstanding as of December 31, 1999 will mature in 2000 or 2001.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

     The following table provides information about the Company's derivative commodity instruments held or issued for trading purposes as of December 31, 1999 (which mature in 2000 or 2001) and December 31, 1998 (which matured in 1999 or 2000) (dollars in thousands, except amounts per barrel or per million British thermal units). Volumes shown for swaps represent notional volumes which are used to calculate amounts due under the agreements.

                                                      DECEMBER 31, 1999                         DECEMBER 31, 1998
                                           ----------------------------------------   -------------------------------------
                                             MATURE IN 2000        MATURE IN 2001      MATURED IN 1999      MATURE IN 2000
                                           -------------------   ------------------   ------------------   ----------------
                                               FIXED PRICE          FIXED PRICE          FIXED PRICE         FIXED PRICE
                                           -------------------   ------------------   ------------------   ----------------
                                            PAYOR     RECEIVER    PAYOR    RECEIVER    PAYOR    RECEIVER   PAYOR   RECEIVER
                                           --------   --------   -------   --------   -------   --------   -----   --------
Swaps:
  Notional volumes (Mbbls)...............    21,600     23,125       600       600     15,150     9,050     --       1,650
  Weighted average pay price (per bbl)...  $   2.93   $   2.43   $  1.95   $  1.91    $  2.39   $  1.77     --      $ 2.10
  Weighted average receive price (per
    bbl).................................  $   2.94   $   2.62   $  1.90   $  2.18    $  2.25   $  1.90     --      $ 2.30
  Fair value.............................  $    204   $  4,377   $   (28)  $   163    $(2,130)  $ 1,244     --      $  330
Options:
  Volumes (Mbbls)........................     1,400      1,400        --        --        400       400     --          --
  Weighted average strike price (per
    bbl).................................  $  24.36   $  24.36        --        --    $ 16.91   $ 16.91     --          --
  Contract amount........................  $    (11)  $   (220)       --        --    $   723   $   707     --          --
  Fair value.............................  $    200   $    200        --        --    $   641   $   714     --          --
Futures:
  Volumes (Mbbls)........................    25,933     26,158     3,125     3,125      5,301     5,401     --          --
  Weighted average price (per bbl).......  $  21.39   $  21.48   $ 19.48   $ 18.90    $ 14.66   $ 14.97     --          --
  Contract amount........................  $554,604   $561,979   $60,883   $59,050    $77,701   $80,865     --          --
  Fair value.............................  $621,949   $623,768   $60,938   $60,938    $72,583   $76,592     --          --

  Volumes (BBtus)........................       750        750        --        --         --       250     --          --
  Weighted average price (per MMBtu).....  $   2.77   $   2.69        --        --         --   $  1.96     --          --
  Contract amount........................  $  2,074   $  2,020        --        --         --   $   490     --          --
  Fair value.............................  $  1,747   $  1,747        --        --         --   $   488     --          --

     The following table discloses the net gains (losses) from trading activities and average fair values of contracts held or issued for trading purposes for the periods ended December 31, 1999 and 1998 (dollars in thousands):

                                                                        AVERAGE FAIR VALUE
                                             NET GAINS (LOSSES)      OF ASSETS (LIABILITIES)
                                             -------------------     ------------------------
                                              1999        1998          1999           1998
                                             -------     -------     -----------     --------
Swaps......................................  $13,521     $ 2,585       $ 1,127         $215
Options....................................     (115)        205           391           22
Futures....................................    3,764      (1,758)       (2,953)         448
                                             -------     -------
          Total............................  $17,170     $ 1,032
                                             =======     =======

MARKET AND CREDIT RISK

     The Company's price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with policies approved by the Company's Board of Directors. Market risks are monitored by a risk control group to ensure compliance with the Company's stated risk management policy. Concentrations of customers in the refining industry may impact the Company's overall exposure to credit risk, in that these customers may be similarly affected by changes in economic or

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

other conditions. The Company believes that its counterparties will be able to satisfy their obligations under contracts.

8. REDEEMABLE PREFERRED STOCK

     On March 30, 1997, Old Valero redeemed the remaining 11,500 outstanding shares of its $8.50 Series A cumulative preferred stock. The redemption price was $104 per share, plus dividends accrued to the redemption date of $.685 per share.

9. CONVERTIBLE PREFERRED STOCK

     In April 1997, Old Valero called all of its outstanding $3.125 convertible preferred stock for redemption on June 2, 1997. The redemption price was $52.188 per share, plus accrued dividends of $.0086 per share for the one-day period from June 1 to June 2, 1997. This preferred stock was convertible into Old Valero common stock at a price of $27.03 per share, or approximately 1.85 shares of Old Valero common stock for each share of convertible preferred stock. Before the redemption, substantially all of the outstanding shares of convertible preferred stock were converted into Old Valero common stock.

10. PREFERRED SHARE PURCHASE RIGHTS

     Each outstanding share of the Company's common stock is accompanied by one Preferred Share Purchase Right, or Right. With certain exceptions, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Junior Participating Preferred Stock, Series I at a price of $100 per one one-hundredth of a share, subject to adjustment for certain recapitalization events.

     The Rights are transferable only with the common stock until the earlier of
(i) 10 days following a public announcement that a person or group of affiliated or associated persons, any such person, group or associates being referred to as an Acquiring Person, has acquired beneficial ownership of 15% or more of the outstanding shares of the Company's common stock, (ii) 10 business days (or later date as may be determined by action of the Company's Board of Directors) following the initiation of a tender offer or exchange offer which would result in an Acquiring Person having beneficial ownership of 15% or more of the Company's outstanding common stock (the earlier of the date of the occurrence of (i) or (ii) being called the Rights Separation Date), or (iii) the earlier redemption or expiration of the Rights. The Rights are not exercisable until the Rights Separation Date. At any time prior to the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the outstanding common stock, the Company's Board of Directors may redeem the Rights at a price of $.01 per Right. The Rights will expire on June 30, 2007, unless extended or the Rights are earlier redeemed or exchanged by the Company.

     If after the Rights Separation Date the Company is acquired in a merger or other business combination transaction, or if 50% or more of its consolidated assets or earning power are sold, each holder of a Right will have the right to receive, upon the exercise of the Right at its then current exercise price, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the Right. In the event that any Acquiring Person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right.

     At any time after an Acquiring Person acquires beneficial ownership of 15% or more of the outstanding common stock and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding common stock, the Company's Board of Directors may exchange the Right (other than Rights owned by the

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

Acquiring Person which have become void), at an exchange ratio of one share of common stock, or one one-hundredth of a share of Junior Preferred Stock, per Right (subject to adjustment).

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company including, without limitation, the right to vote or to receive dividends.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to any Acquiring Person that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors since the Rights may be redeemed by the Company prior to the time that an Acquiring Person has acquired beneficial ownership of 15% or more of the common stock.

11. SEGMENT INFORMATION

     The Company's operations consist primarily of five petroleum refineries located in Texas at Corpus Christi, Texas City and Houston, in Louisiana at Krotz Springs, and in New Jersey at Paulsboro, which have a combined throughput capacity of approximately 785,000 barrels per day. In applying the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's five refineries, each of which represents an operating segment as defined by the statement, have been aggregated as allowed by the statement for reporting purposes. As a result, the Company has one reportable segment, which is the refining and wholesale marketing of premium, environmentally clean products.

     The Company's principal products include reformulated and conventional gasolines, low-sulfur diesel and oxygenates. The Company also produces a substantial slate of middle distillates, jet fuel and petrochemicals, in addition to lube oils and asphalt. The Company currently markets its products to wholesale customers in 31 states and in selected export markets in Latin America. Revenues from external customers for the Company's principal products for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1999         1998         1997
                                                   ----------   ----------   ----------
Gasolines and blendstocks........................  $4,381,112   $3,040,103   $3,209,552
Distillates......................................   1,848,621    1,270,859    1,124,958
Petrochemicals...................................     258,850      166,769      269,418
Lubes and asphalts...............................     178,653       44,239           --
Other products and revenues......................   1,293,932    1,017,376    1,152,292
                                                   ----------   ----------   ----------
          Total operating revenues...............  $7,961,168   $5,539,346   $5,756,220
                                                   ==========   ==========   ==========

     In 1999, 1998 and 1997, the Company had no significant amount of export sales and no significant foreign operations. In 1999, 13% of the Company's consolidated operating revenues were derived from sales to Mobil Oil Corporation, while in 1998 and 1997, no single customer accounted for more than 10% of the Company's consolidated operating revenues.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

12. INCOME TAXES

     Components of income tax expense (benefit) applicable to continuing operations were as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1999       1998      1997
                                                         -------   --------   -------
Current:
  Federal..............................................  $14,896   $ (3,196)  $29,501
  State................................................      404       (904)    1,461
                                                         -------   --------   -------
          Total current................................   15,300     (4,100)   30,962
Deferred:
  Federal..............................................   (9,400)   (31,700)   32,827
                                                         -------   --------   -------
          Total income tax expense (benefit)...........  $ 5,900   $(35,800)  $63,789
                                                         =======   ========   =======

     The following is a reconciliation of total income tax expense (benefit) applicable to continuing operations to income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income (loss) from continuing operations before income taxes (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1999       1998      1997
                                                         -------   --------   -------
Federal income tax expense (benefit) at the statutory
  rate.................................................  $ 7,065   $(29,082)  $61,445
State income taxes, net of federal income tax effect...      263       (588)      950
Research and experimentation tax credit................       --     (5,800)       --
Basis difference on disposition of investment..........   (1,894)        --        --
Other -- net...........................................      466       (330)    1,394
                                                         -------   --------   -------
          Total income tax expense (benefit)...........  $ 5,900   $(35,800)  $63,789
                                                         =======   ========   =======

     The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows (in thousands):

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
Deferred income tax assets:
  Tax credit carryforwards..................................  $  34,131   $  18,549
  Net operating loss carryforward...........................     48,682      41,904
  Compensation and employee benefit liabilities.............     28,437      23,910
  Environmental liabilities.................................      9,868       9,705
  Inventory and related adjustments.........................     36,047       8,578
  Accrued liabilities and other.............................      9,585       8,418
                                                              ---------   ---------
          Total deferred income tax assets..................  $ 166,750   $ 111,064
                                                              =========   =========
Deferred income tax liabilities:
  Depreciation..............................................  $(334,077)  $(299,082)
  Other.....................................................    (28,887)    (17,520)
                                                              ---------   ---------
          Total deferred income tax liabilities.............  $(362,964)  $(316,602)
                                                              =========   =========

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

     As of December 31, 1999, the Company had federal net operating loss carryforwards of approximately $139 million which are available to reduce future federal taxable income, some of which will expire in 2018 and the remainder in 2019 if not utilized. In addition, the Company had an alternative minimum tax credit carryforward of approximately $28 million, and a research and experimentation credit carryforward of approximately $6 million, both of which are available to reduce future federal income tax liabilities. The alternative minimum tax credit carryforward has no expiration date, while the research and experimentation credit carryforward expires between 2004 and 2011. No valuation allowances were recorded against deferred income tax assets as of December 31, 1999 and 1998.

     The Company's taxable years through 1995 are closed to adjustment by the Internal Revenue Service. The Company believes that adequate provisions for income taxes have been reflected in its consolidated financial statements.

13. EMPLOYEE BENEFIT PLANS

PENSION PLANS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company's pension plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, is designed to provide eligible employees with retirement income. Participation in the plan commences upon the completion of one year of continuous service. Upon becoming a participant, all service since date of hire is included in determining vesting and credited service, except for employees of the Company who were formerly employed by Mobil or Basis (see Note 3). For former Mobil employees who became employees of the Company, full credit was given for service with Mobil prior to September 17, 1998 for vesting and eligibility purposes, but for benefit accrual purposes, only service on and after this date is counted under the plan. For former Basis employees who became employees of the Company, full credit was given for service with Basis prior to May 1, 1997 for vesting and eligibility purposes, but for benefit accrual purposes, only service on and after January 1, 1998 is counted under the plan. A participant generally vests in plan benefits after five years of vesting service or upon reaching normal retirement.

     At the time of the Restructuring, the Company became solely responsible for
(i) pension liabilities existing immediately prior to the Restructuring to, or relating to, Old Valero employees which became employees of PG&E after the Restructuring, which will become payable upon their retirement, (ii) all liabilities to, or relating to, former employees of Old Valero and the Company, and (iii) all liabilities to, or relating to, current employees of the Company. In connection with the Restructuring, Old Valero approved the establishment of a supplement to the pension plan, referred to as the 1997 Window Plan, which permitted certain employees to retire from employment during 1997. Also, the Company became the sponsor of Old Valero's nonqualified Supplemental Executive Retirement Plan, or SERP, which is designed to provide additional pension benefits to executive officers and certain other employees, and assumed all liabilities with respect to current and former employees of both Old Valero and the Company under this plan.

     The pension plan provides a monthly pension payable upon normal retirement of an amount equal to a set formula which is based on the participant's 60 consecutive highest months of compensation during the latest 10 years of credited service under the plan. All contributions to the plan are made by the Company and contributions by participants are neither required nor permitted. Company contributions, if and when permitted under ERISA, are actuarially determined in an amount sufficient to fund the currently accruing benefits and amortize any prior service cost over the expected life of the then current work force. The Company's contributions to the pension plan and SERP in 1999, 1998 and 1997 were approximately $7.4 million, $7.2 million and $8.8 million, respectively, and are currently estimated to be $4.8 million in 2000.

     The Company also provides certain health care and life insurance benefits for retired employees, referred to as postretirement benefits other than pensions. Substantially all of the Company's employees may become

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

eligible for these benefits if, while still working for the Company, they either reach normal retirement age or take early retirement. Health care benefits are offered by the Company through a self-insured plan and a health maintenance organization while life insurance benefits are provided through an insurance company. The Company funds its postretirement benefits other than pensions on a pay-as-you-go basis. Employees of the Company who were formerly employees of Mobil and Basis became eligible for postretirement benefits other than pensions under the Company's plan effective September 17, 1998 and May 1, 1997, respectively. At the time of the Restructuring, the Company became responsible for all liabilities to former employees of both Old Valero and the Company as well as current employees of the Company arising under Old Valero's health care and life insurance programs.

     The following tables set forth for the Company's (i) pension plans, including the SERP, and (ii) postretirement benefits other than pensions, the funded status of the plans and amounts recognized in the Company's consolidated financial statements as of December 31, 1999 and 1998, as well as changes in the benefit obligation and plan assets for the years then ended (in thousands):

                                                  PENSION BENEFITS       OTHER BENEFITS
                                                 -------------------   -------------------
                                                   1999       1998       1999       1998
                                                 --------   --------   --------   --------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, January 1..................  $152,430   $129,430   $ 42,325   $ 32,721
  Service cost.................................     9,466      6,934      2,047      1,703
  Interest cost................................    10,114      9,031      2,818      2,411
  Plan amendments..............................        --      3,549         --         --
  Acquisition of Paulsboro Refinery............        --         --         --      8,107
  Participant contributions....................        --         --        131        108
  Benefits paid................................    (6,399)    (6,967)    (1,986)    (1,826)
  Actuarial loss (gain)........................    (2,269)    10,453     (2,706)      (899)
                                                 --------   --------   --------   --------
Benefit obligation, December 31................  $163,342   $152,430   $ 42,629   $ 42,325
                                                 ========   ========   ========   ========
CHANGE IN PLAN ASSETS:
Plan assets at fair value, January 1...........  $139,262   $121,393   $     --   $     --
  Actual return on plan assets.................    31,498     17,644         --         --
  Company contributions........................     7,354      7,192      1,855      1,718
  Participant contributions....................        --         --        131        108
  Benefits paid................................    (6,399)    (6,967)    (1,986)    (1,826)
                                                 --------   --------   --------   --------
Plan assets at fair value, December 31.........  $171,715   $139,262   $     --   $     --
                                                 ========   ========   ========   ========
RECONCILIATION OF FUNDED STATUS, DECEMBER 31:
Plan assets at fair value......................  $171,715   $139,262   $     --   $     --
Less: Benefit obligation.......................   163,342    152,430     42,629     42,325
                                                 --------   --------   --------   --------
Funded status..................................     8,373    (13,168)   (42,629)   (42,325)
Unrecognized transition obligation (asset).....      (913)    (1,057)     4,071      4,388
Unrecognized prior service cost................     6,921      7,787      1,558      1,672
Unrecognized net (gain) loss...................   (16,121)     5,347       (688)     2,019
                                                 --------   --------   --------   --------
  Accrued benefit cost.........................  $ (1,740)  $ (1,091)  $(37,688)  $(34,246)
                                                 ========   ========   ========   ========

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                  PENSION BENEFITS       OTHER BENEFITS
                                                 -------------------   -------------------
                                                   1999       1998       1999       1998
                                                 --------   --------   --------   --------
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE
  SHEETS AS OF DECEMBER 31:
Prepaid benefit cost...........................  $ 15,054   $  8,145   $     --   $     --
Accrued benefit liability......................   (16,794)    (9,236)   (37,688)   (34,246)
                                                 --------   --------   --------   --------
  Accrued benefit cost.........................  $ (1,740)  $ (1,091)  $(37,688)  $(34,246)
                                                 ========   ========   ========   ========

     Total benefit cost for the years ended December 31, 1999, 1998 and 1997 included the following components (in thousands):

                                                   PENSION BENEFITS               OTHER BENEFITS
                                             -----------------------------   ------------------------
                                                YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                             -----------------------------   ------------------------
                                               1999       1998      1997      1999     1998     1997
                                             --------   --------   -------   ------   ------   ------
COMPONENTS OF TOTAL BENEFIT COST:
Service cost...............................  $  9,466   $  6,934   $ 3,710   $2,047   $1,703   $1,028
Interest cost..............................    10,114      9,031     7,298    2,818    2,411    1,842
Expected return on plan assets.............   (12,642)   (11,149)   (9,563)      --       --       --
Amortization of transition obligation
  (asset)..................................      (144)      (142)     (142)     317      317      513
Amortization of prior service cost.........       866        747       703      114      114      184
Amortization of net loss (gain)............       343         53      (154)      --       --       46
                                             --------   --------   -------   ------   ------   ------
  Net periodic benefit cost................     8,003      5,474     1,852    5,296    4,545    3,613
Curtailment loss (gain) resulting from the
  Restructuring............................        --         --    (2,083)      --       --      576
1997 Window Plan...........................        --         --     3,168       --       --      171
                                             --------   --------   -------   ------   ------   ------
          Total benefit cost...............  $  8,003   $  5,474   $ 2,937   $5,296   $4,545   $4,360
                                             ========   ========   =======   ======   ======   ======

     Amortization of prior service cost as shown in the above table is based on the average remaining service period of employees expected to receive benefits under the plan. The weighted-average assumptions used in computing the actuarial present value of the pension benefit and other postretirement benefit obligations for the years ended December 31, 1999 and 1998 were as follows:

                                                     PENSION BENEFITS        OTHER BENEFITS
                                                     ----------------        --------------
                                                     1999       1998         1999     1998
                                                     -----      -----        -----    -----
WEIGHTED-AVERAGE ASSUMPTIONS, DECEMBER 31:
Discount rate......................................  7.50%      6.75%        7.50%    6.75%
Expected long-term rate of return on plan assets...  9.25%      9.25%          --       --
Rate of compensation increase......................  5.05%      4.00%          --       --
Health care cost trend rate........................    --         --         5.00%    5.00%

     For measurement purposes, the health care cost trend rate is assumed to remain at five percent for all years after 1999. Assumed health care cost trend rates have a significant effect on the amounts reported for

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects on postretirement benefits other than pensions:

                                                               ONE                ONE
                                                         PERCENTAGE-POINT   PERCENTAGE-POINT
                                                             INCREASE           DECREASE
                                                         ----------------   ----------------
Effect on total of service and interest cost
  components...........................................       $1,073            $  (891)
Effect on benefit obligation...........................       $7,948            $(6,729)

PROFIT-SHARING/SAVINGS PLANS

     The Company is the sponsor of the Valero Energy Corporation Thrift Plan which is a qualified employee profit-sharing plan. The purpose of the Thrift Plan is to provide a program whereby contributions of participating employees and their employers are systematically invested to provide the employees an interest in the Company and to further their financial independence. Participation in the Thrift Plan is voluntary and is open to employees of the Company who become eligible to participate upon the completion of one month of continuous service. Employees of the Company who were formerly employed by Mobil and Basis became eligible to participate in the Thrift Plan on September 17, 1998 and January 1, 1998, respectively, under the same service requirements as required for other Company employees, with service including prior employment with Mobil or Basis. Effective January 1999, former Mobil employees who became employees of the Company could elect to transfer their balances from the Mobil employee savings plan into the Thrift Plan or maintain these amounts in the Mobil plan. For former Basis employees who became employees of the Company, Basis' previously existing 401(k) profit-sharing and retirement savings plan was maintained through December 31, 1997 and was merged into the Company's Thrift Plan effective January 1, 1998. At the time of the Restructuring, the Company became solely responsible for all Thrift Plan liabilities arising after the Restructuring with respect to current Company employees and former employees of both Old Valero and the Company. Each Old Valero employee participating in the Thrift Plan before the Restructuring who became a PG&E employee after the Restructuring had their account balance transferred to the PG&E savings plan.

     Participating employees may contribute from 2% up to 22% of their total annual compensation, subject to certain limitations, to the Thrift Plan. Participants may elect to make these contributions on either a before-tax or after-tax basis, or both, with federal income taxes on before-tax contributions being deferred until a distribution is made to the participant. Participants' contributions of up to 8% of their base annual compensation are matched 75% by the Company, with an additional match of up to 25% subject to certain conditions. Participants' contributions in excess of 8% of their base annual compensation are not matched by the Company. Up until the termination in 1997 of the Valero Employees' Stock Ownership Plan, or VESOP, a leveraged employee stock ownership plan established by Old Valero in 1989, the Company's matching contributions were made to the VESOP in the amount of the VESOP's debt service, with any excess made to the Thrift Plan. After the VESOP termination, all Company matching contributions were made to the Thrift Plan. Company contributions to the Thrift Plan were $6,670,841, $5,298,870 and $2,247,491 (net of forfeitures) for the years 1999, 1998 and 1997, respectively. During 1997, the Company contributed $586,000 to the VESOP. This amount consisted of $58,000 of interest on the VESOP's debt and $541,000 of compensation expense. Dividends on VESOP shares of common stock were recorded as a reduction of retained earnings. Dividends on allocated shares of common stock were paid to participants. Dividends paid on unallocated shares were used to reduce the Company's contributions to the VESOP during 1997 by $13,000. VESOP shares of common stock were considered outstanding for earnings per share computations.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

STOCK COMPENSATION PLANS

     The Company has various fixed and performance-based stock compensation plans. The Company's Executive Stock Incentive Plan, or ESIP, which was maintained by Old Valero before the Restructuring, authorizes the grant of various stock and stock-related awards to executive officers and other key employees. Awards available under the ESIP include options to purchase shares of common stock, performance shares which vest upon the achievement of an objective performance goal, and restricted stock which vests over a period determined by the Company's compensation committee. (Note: All restricted stock issued before the Restructuring under Old Valero's stock compensation plans became fully vested either upon the approval of the Restructuring by Old Valero's stockholders on June 18, 1997 or upon the completion of the Restructuring on July 31, 1997.) A total of 2,500,000 shares of Company common stock may be issued under the ESIP, of which no more than 1,000,000 shares may be issued as restricted stock. The Company also has a non-qualified stock option plan which, at the date of the Restructuring, replaced three non-qualified stock option plans previously maintained by Old Valero. Awards under the stock option plan are granted to key officers, employees and prospective employees of the Company. A total of 2,000,000 shares of Company common stock may be issued under this plan. The Company also maintains an Executive Incentive Bonus Plan, under which 200,000 shares of Company common stock may be issued, that provides bonus compensation to key employees of the Company based on individual contributions to Company profitability. Bonuses are payable either in cash, Company common stock, or both. The Company also has a non-employee director stock option plan, under which 200,000 shares of Company common stock may be issued, and a non-employee director restricted stock plan, under which 100,000 shares of Company common stock may be issued.

     The number and weighted-average grant-date fair value of shares of Company common stock granted under the above-noted plans (other than shares related to stock options which are presented in a separate table below) during 1999, 1998 and 1997 were as follows:

                                         1999                   1998                              1997
                                 --------------------   --------------------   -------------------------------------------
                                                                                    AUGUST 1-
                                                                                   DECEMBER 31         JANUARY 1-JULY 31
                                                                               --------------------   --------------------
                                           WEIGHTED-              WEIGHTED-              WEIGHTED-              WEIGHTED-
                                            AVERAGE                AVERAGE                AVERAGE                AVERAGE
                                 SHARES    GRANT-DATE   SHARES    GRANT-DATE   SHARES    GRANT-DATE   SHARES    GRANT-DATE
PLAN                             GRANTED   FAIR VALUE   GRANTED   FAIR VALUE   GRANTED   FAIR VALUE   GRANTED   FAIR VALUE
----                             -------   ----------   -------   ----------   -------   ----------   -------   ----------
ESIP:
  Restricted stock.............   26,000     $20.30     163,986     $31.51      6,250      $31.78          --     $   --
  Performance awards...........  225,500      21.31      54,000      31.25         --          --      31,400      32.50
Executive Incentive Bonus
  Plan.........................   59,937      19.25       2,516      31.25         --          --     109,691      32.50
Non-employee director
  restricted stock plan........    4,190      21.48          --         --      9,336       28.94          --         --

     Under the terms of the ESIP, the stock option plan and the non-employee director stock option plan, the exercise price of options granted will not be less than the fair market value of the Company's common stock at the date of grant. Stock options become exercisable pursuant to the individual written agreements between the Company and the participants, usually in three equal annual installments beginning one year after the date of grant, with unexercised options generally expiring ten years from the date of grant. In connection with the Restructuring, all stock options held by Old Valero employees under any of Old Valero's various stock compensation plans that were granted prior to January 1, 1997 became 100% vested and immediately exercisable upon the approval of the Restructuring by Old Valero's stockholders on June 18, 1997. For all options still outstanding at the time of the Restructuring, each option to purchase Old Valero common stock held by a current or former employee of the Company was converted into an option to acquire shares of Company common stock, and each option held by a current or former employee of Old Valero's natural gas related services business was converted into an option to acquire shares of PG&E common stock. In each case,

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

the number of options and related exercise prices were converted so that the aggregate option value for each holder immediately after the Restructuring was equal to the aggregate option value immediately before the Restructuring. The other terms and conditions of these converted options remained essentially unchanged.

     A summary of the status of the Company's stock option plans, including options granted under the ESIP, the stock option plan, the non-employee director stock option plan and Old Valero's previously existing stock compensation plans, as of December 31, 1999, 1998, and 1997, and changes during the years then ended is presented in the table below. (Note: The outstanding shares at July 31, 1997 before the Restructuring are different from the outstanding shares at August 1, 1997 after the Restructuring because the August 1 amount: (i) reflects the conversion of Old Valero options held by current or former employees of the Company to an equivalent number of Company options and (ii) excludes options held by current or former employees of Old Valero's natural gas related services business which were converted to PG&E options.)

                                      1999                    1998                                 1997
                              ---------------------   ---------------------   ----------------------------------------------
                                                                                   AUGUST 1 -
                                                                                   DECEMBER 31         JANUARY 1 - JULY 31
                                                                              ---------------------   ----------------------
                                          WEIGHTED-               WEIGHTED-               WEIGHTED-                WEIGHTED-
                                           AVERAGE                 AVERAGE                 AVERAGE                  AVERAGE
                                          EXERCISE                EXERCISE                EXERCISE                 EXERCISE
                               SHARES       PRICE      SHARES       PRICE      SHARES       PRICE       SHARES       PRICE
                              ---------   ---------   ---------   ---------   ---------   ---------   ----------   ---------
Outstanding at beginning of
  period....................  5,528,996    $21.01     3,780,418    $19.15     3,802,584    $19.05      4,229,092    $22.02
Granted.....................  1,580,062     20.29     2,049,755     24.00        36,550     29.35      1,365,875     33.71
Exercised...................    (17,806)    14.77      (235,235)    15.80       (44,144)    17.21     (2,925,687)    21.81
Forfeited...................    (29,677)    23.41       (65,942)    25.62       (14,572)    23.07        (17,028)    25.84
                              ---------               ---------               ---------               ----------
Outstanding at end of
  period....................  7,061,575     20.86     5,528,996     21.01     3,780,418     19.15      2,652,252     28.25
                              =========               =========               =========               ==========
Exercisable at end of
  period....................  3,788,724     19.93     2,524,643     18.16     1,758,479     15.08      1,288,977     22.47
Weighted-average fair value
  of options granted........      $6.61                   $5.53                   $6.86                    $8.09

     The following table summarizes information about stock options outstanding under the ESIP, the stock option plan and the non-employee director stock option plan as of December 31, 1999:

                                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                -----------------------------------------------   ----------------------------
                                  NUMBER       WEIGHTED-AVG.                        NUMBER
RANGE OF                        OUTSTANDING      REMAINING       WEIGHTED-AVG.    EXERCISABLE   WEIGHTED-AVG.
EXERCISE PRICES                 AT 12/31/99   CONTRACTUAL LIFE   EXERCISE PRICE   AT 12/31/99   EXERCISE PRICE
---------------                 -----------   ----------------   --------------   -----------   --------------
$11.47 - $17.50...............   1,725,563    6.4 years              $14.95        1,078,001        $13.43
$18.03 - $25.57...............   4,651,457    7.9                     21.53        2,448,342         21.60
$28.06 - $34.91...............     684,555    8.1                     31.19          262,381         31.12
                                 ---------                                         ---------
$11.47 - $34.91...............   7,061,575    7.6                     20.86        3,788,724         19.93
                                 =========                                         =========

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.5 percent, 5.0 percent and 6.3 percent; expected dividend yields of 1.6 percent, 1.4 percent and 1.5 percent; expected lives of 3.2 years,
3.1 years and 3.2 years; and expected volatility of 42.3 percent, 28.2 percent and 26.2 percent. As a result of insufficient stock price history for Valero subsequent to the Restructuring, the expected volatility assumption for grants in 1998 and 1997 was based on the stock price history of Old Valero, whereas the expected volatility assumption for 1999 grants was based on the stock price history of Valero subsequent to the Restructuring.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

     For each common share that can be purchased in connection with a stock option, the stock option plan provides, and the predecessor stock option plans of Old Valero provided, that a stock appreciation right, or SAR, may also be granted. A SAR is a right to receive a cash payment equal to the difference between the fair market value of common stock on the exercise date and the option price of the stock to which the SAR is related. SARs are exercisable only upon the exercise of the related stock options. At the end of each reporting period during the exercise period, the Company recorded an adjustment to compensation expense based on the difference between the fair market value of common stock at the end of each reporting period and the option price of the stock to which the SAR was related. There were no SARs outstanding as of December 31, 1999, 1998 or 1997. A summary of SAR activity for the seven months ended July 31, 1997 is presented in the table below.

                                                                        WEIGHTED-
                                                                         AVERAGE
                                                              NO. OF    EXERCISE
                                                               SARS       PRICE
                                                              -------   ---------
Outstanding at January 1, 1997..............................   89,087    $14.52
Granted.....................................................       --        --
Exercised...................................................  (88,087)    14.52
Forfeited...................................................   (1,000)    14.52
                                                              -------
Outstanding at July 31, 1997................................       --        --
                                                              =======

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The after-tax compensation cost reflected in net income for stock-based compensation plans was $4 million, $3 million and $4.6 million for 1999, 1998 and 1997, respectively. Of the 1997 amount, $2.1 million related to the discontinued natural gas related services business. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for 1999, 1998 and 1997 awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 1999 and 1997 would have been reduced, and the Company's net loss and loss per share for the year ended December 31, 1998 would have increased to the pro forma amounts indicated below:

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                              1999       1998      1997
                                                             -------   --------   -------
Net income (loss)............................  As Reported   $14,287   $(47,291)  $96,096
                                               Pro Forma     $ 7,869   $(52,398)  $92,304
Earnings (loss) per share....................  As Reported   $   .25   $   (.84)  $  1.77
                                               Pro Forma     $   .14   $   (.93)  $  1.70
Earnings (loss) per share -- assuming
  dilution...................................  As Reported   $   .25   $   (.84)  $  1.74
                                               Pro Forma     $   .14   $   (.93)  $  1.67

     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

14. LEASE AND OTHER COMMITMENTS

     The Company has long-term operating lease commitments in connection with land, office facilities and equipment, and various facilities and equipment used in the storage, transportation and production of refinery

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

feedstocks and refined products. Long-term leases for land have remaining primary terms of up to 24.7 years, while long-term leases for office facilities have remaining primary terms of up to 2.5 years. The Company's long-term leases for production equipment, feedstock and refined product storage facilities and transportation assets have remaining primary terms of up to 5.25 years and in certain cases provide for various contingent payments based on, among other things, throughput volumes in excess of a base amount.

     Future minimum lease payments and minimum rentals to be received under subleases as of December 31, 1999 for operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

2000......................................................  $ 30,834
2001......................................................    25,426
2002......................................................    17,082
2003......................................................    11,979
2004......................................................     9,576
Remainder.................................................     8,432
                                                            --------
                                                             103,329
Less future minimum rentals to be received under
  subleases...............................................        78
                                                            --------
                                                            $103,251
                                                            ========

     Consolidated rental expense under operating leases for continuing operations amounted to approximately $57,005,000, $47,779,000, and $39,578,000 for 1999, 1998 and 1997, respectively. These amounts are included in the accompanying Consolidated Statements of Income under "Cost of sales and operating expenses" and "Selling and administrative expenses" and include various month-to-month and other short-term rentals in addition to rents paid and accrued under long-term lease commitments.

     In addition to commitments under operating leases, the Company also has a commitment under a product supply arrangement to pay a reservation fee of approximately $10.8 million annually through August 2002. In addition, during 1999, in order to secure a firm supply of hydrogen for the Texas City Refinery, the Company entered into long-term hydrogen supply arrangements with initial terms of approximately 15 years. Under these agreements, the Company is obligated to make fixed minimum payments of approximately $4.9 million annually, as well as other minimum payments which vary based on certain natural gas reference prices.

15. LITIGATION AND CONTINGENCIES

LITIGATION RELATING TO DISCONTINUED OPERATIONS

     Old Valero and certain of its natural gas related subsidiaries, and the Company, have been sued by Teco Pipeline Company regarding the operation of the 340-mile West Texas Pipeline in which a subsidiary of Old Valero holds a 50% undivided interest. In 1985, a subsidiary of Old Valero sold a 50% undivided interest in the pipeline and entered into a joint venture through an ownership agreement and an operating agreement, with the purchaser of the interest. In 1988, Teco succeeded to that purchaser's 50% interest. A subsidiary of Old Valero has at all times been the operator of the pipeline. Despite the written ownership and operating agreements, the plaintiff contends that a separate, unwritten partnership agreement exists, and that the defendants have exercised improper control over this alleged partnership's affairs. The plaintiff also contends that the defendants acted in bad faith and negatively affected the economics of the joint venture in order to provide financial advantages to facilities or entities owned by the defendants, and by allegedly taking for the defendants' own benefit certain opportunities available to the joint venture. The plaintiff asserts causes of action for breach of fiduciary duty, fraud, tortious interference with business relationships, professional

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

malpractice and other claims, and seeks unquantified actual and punitive damages. Old Valero's motion to require arbitration of the case as required in the written agreements was denied by the trial court, but Old Valero appealed, and in August 1999, the court of appeals ruled in Old Valero's favor and ordered arbitration of the entire dispute. Teco has since waived efforts to further appeal this ruling, and an arbitration panel has been selected. The Company has been formally added to this proceeding. The arbitration panel has scheduled the arbitration hearing for October 2000. Although PG&E previously acquired Teco and now owns both Teco and Old Valero, PG&E's Teco acquisition agreement purports to assign the benefit or detriment of this lawsuit to the former shareholders of Teco. In connection with the Restructuring, the Company has agreed to indemnify Old Valero with respect to this lawsuit for 50% of any final judgment or settlement amount up to $30 million, and 100% of that part of any final judgment or settlement amount over $30 million.

OTHER LITIGATION

     In 1986, the Company filed suit against M.W. Kellogg Company for damages arising from certain alleged design and construction defects in connection with a major construction project at the Corpus Christi Refinery. Ingersoll-Rand Company was added as a defendant in 1989. In 1991, the trial court granted summary judgment against Valero based in part on certain exculpatory provisions in various agreements connected with the project. In 1993, the court of appeals affirmed the summary judgment and the Texas Supreme Court denied review. Subsequent to the summary judgment, Kellogg and Ingersoll-Rand brought indemnity claims against Valero for attorney's fees and expenses incurred in defending the original action. In 1996, the trial court rendered summary judgment against Kellogg and Ingersoll-Rand based on procedural grounds, and the court of appeals affirmed that ruling in 1997. However, in 1999, the Texas Supreme Court reversed the court of appeals and remanded Kellogg's and Ingersoll-Rand's claims for attorney's fees and expenses to the trial court. The Company has denied that it has any liability with respect to these claims and has raised several substantive defenses to these claims in the trial court.

GENERAL

     The Company is also a party to additional claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any of the claims or proceedings to which it is a party would have a material adverse effect on its financial statements; however, due to the inherent uncertainty of litigation, the range of possible loss, if any, cannot be estimated with a reasonable degree of precision and there can be no assurance that the resolution of any particular claim or proceeding would not have an adverse effect on the Company's results of operations or financial condition.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The Company's results of operations by quarter for the years ended December 31, 1999 and 1998 were as follows (in thousands of dollars, except per share amounts):

                                                       1999 -- QUARTER ENDED
                                 -----------------------------------------------------------------
                                  MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31     TOTAL
                                 ----------   ----------   ------------   -----------   ----------
Operating revenues.............  $1,337,103   $1,824,450    $2,161,938    $2,637,677    $7,961,168
Operating income (loss)........       8,520      (20,733)       47,438        33,916        69,141
Net income (loss)..............      (2,716)     (22,085)       22,612        16,476        14,287
Earnings (loss) per common
  share........................        (.05)        (.39)          .40           .29           .25
Earnings (loss) per common
  share -- assuming dilution...        (.05)        (.39)          .40           .29           .25

                                                     1998 -- QUARTER ENDED(1)
                                 -----------------------------------------------------------------
                                  MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31     TOTAL
                                 ----------   ----------   ------------   -----------   ----------
Operating revenues.............  $1,362,359   $1,448,104    $1,338,649    $1,390,234    $5,539,346
Operating income (loss)(2).....      (2,417)      64,324        13,726      (126,831)      (51,198)
Net income (loss)(2)...........      (5,884)      39,939         4,311       (85,657)      (47,291)
Earnings (loss) per common
  share(2).....................        (.11)         .71           .08         (1.53)         (.84)
Earnings (loss) per common
  share -- assuming
  dilution(2)..................        (.11)         .70           .08         (1.53)         (.84)

---------------

(1) Includes the operations of the Paulsboro Refinery beginning September 17, 1998.

(2) The first quarter, fourth quarter and total year 1998 operating income
    (loss) includes the unfavorable effect of inventory write-downs to market of $37,673, $133,256, and $170,929, respectively. These write-downs resulted in a reduction in net income for those periods of $24,488, $86,616, and $111,104, respectively, and a reduction in earnings per common share of $.43, $1.55, and $1.98, respectively.

17. SUBSEQUENT EVENTS

PROPOSED ACQUISITION OF CALIFORNIA REFINING AND MARKETING ASSETS

     On March 2, 2000, Valero and ExxonMobil Corporation executed a sale and purchase agreement for the purchase by Valero of ExxonMobil's Benicia, California refinery and all Exxon-branded California retail assets for a purchase price of $895 million plus an amount representing the value of inventories acquired in the transaction, which will be based on market-related prices at closing. ExxonMobil agreed to sell these assets as a result of Consent Decrees issued by the Federal Trade Commission and the State of California providing that certain assets be divested by ExxonMobil to satisfy anticompetitive issues in connection with the recent merger of Exxon Corporation and Mobil Corporation. Valero's acquisition of the ExxonMobil California assets is pending approval from the Federal Trade Commission and the State of California.

     The Benicia Refinery is located on the Carquinez Straits of the San Francisco Bay. It is considered a highly complex refinery and has a rated crude oil capacity of 130,000 barrels per day. The Benicia Refinery produces a high percentage of light products, with limited production of natural gas liquids and other products. Over 95% of the gasoline produced by the Benicia Refinery meets the California Air Resources Board specifications for gasoline sold in California. The refinery has significant liquid storage capacity including storage for crude oil and other feedstocks. Also included with the refinery assets are a deepwater dock located offsite on the Carquinez Straits which is capable of berthing large crude carriers, petroleum coke storage silos

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1999 -- (CONTINUED)

located on an adjacent dock, a 20-inch crude pipeline connecting the refinery to a southern California crude delivery system, and an adjacent truck terminal for regional truck rack sales. Under the Consent Decrees, ExxonMobil was required to offer the buyer of the divested assets a crude oil supply contract. As a consequence, the sale and purchase agreement includes a contract allowing Valero to purchase up to 100,000 barrels per day of Alaska North Slope crude oil at market-related prices delivered to the Benicia Refinery.

     The retail assets include 10 company-owned and operated sites and 70 company-owned lessee-dealer sites, 75 of which are in the San Francisco Bay area. Under the Consent Decrees, the Federal Trade Commission and the State of California ordered that ExxonMobil withdraw the "Exxon" brand name from this area. As a result, ExxonMobil has notified the dealers in this market area that their franchise right to market "Exxon" branded products is being terminated effective June 15, 2000. Valero will offer its own brand to market retail petroleum products at these locations. Due to the timing requirements of ExxonMobil's franchise termination notice to various dealers as described above, ExxonMobil cannot close the transaction until (i) all of the dealers agree to terminate their franchise agreements or (ii) June 15, 2000, whichever comes first.

     Also included in the retail assets are up to 260 independently-owned and operated distributor facilities which are located outside of the San Francisco Bay area. The distributor locations will retain the right to use the Exxon brand, continue to accept the Exxon proprietary credit card and receive Exxon brand support, while Valero will receive the exclusive rights to offer the Exxon brand throughout the state (except for the San Francisco Bay area) for a ten-year period. In connection with the acquisition, ExxonMobil will assign to Valero all of the existing Exxon California distributor contracts under which the distributors will purchase Exxon branded products from Valero after the acquisition. Valero will supply distributors either directly through a refined products pipeline or indirectly through petroleum product exchange transactions.

     The acquisition will be funded through a mix of debt, equity and structured lease financing. The debt would be a combination of borrowings under Valero's existing bank credit facility and new term debt. The equity component will be between $250 million and $350 million of some combination of common stock and convertible preferred stock, including mandatory convertible preferred stock. In case any of these financing sources are not finalized or available at the closing date, Valero will close the purchase with interim financing consisting of (i) a committed $600 million bank bridge facility which has been established and (ii) borrowings under its existing bank credit facilities with related amendments to these facilities providing for a higher debt-to-capitalization limit (which amendments will be underwritten by the provider of the bridge financing).

     It is anticipated that the transaction will close on June 15, 2000; however, there can be no assurance that the transaction will close on this date or that all of the conditions required to close the transaction will be met.

OTHER

     On January 20, 2000, the Company's Board of Directors declared a regular quarterly cash dividend of $.08 per common share payable March 15, 2000, to holders of record at the close of business on February 16, 2000.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2000 AND DECEMBER 31, 1999

                                                               MARCH 31,
                                                                  2000       DECEMBER 31,
                                                              (UNAUDITED)        1999
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
                                         ASSETS

Current assets:
  Cash and temporary cash investments.......................   $    8,509     $   60,087
  Receivables, less allowance for doubtful accounts of
     $3,221 (2000) and $3,038 (1999)........................      403,557        372,542
  Inventories...............................................      436,197        303,388
  Current deferred income tax assets........................       89,477         79,307
  Prepaid expenses and other................................       22,591         13,534
                                                               ----------     ----------
                                                                  960,331        828,858
                                                               ----------     ----------
Property, Plant and Equipment -- including construction in
  progress of $128,860 (2000) and $114,747 (1999), at
  cost......................................................    2,711,907      2,686,684
     Less: Accumulated depreciation.........................      726,723        702,170
                                                               ----------     ----------
                                                                1,985,184      1,984,514
                                                               ----------     ----------
Deferred charges and other assets...........................      175,659        165,900
                                                               ----------     ----------
                                                               $3,121,174     $2,979,272
                                                               ==========     ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term debt...........................................   $  126,500     $       --
  Accounts payable..........................................      732,561        616,895
  Accrued expenses..........................................       96,213        102,087
                                                               ----------     ----------
                                                                  955,274        718,982
                                                               ----------     ----------
Long-term debt..............................................      645,155        785,472
                                                               ----------     ----------
Deferred income taxes.......................................      296,628        275,521
                                                               ----------     ----------
Deferred credits and other liabilities......................      115,413        114,528
                                                               ----------     ----------
Common stockholders' equity:
  Common stock, $.01 par value -- 150,000,000 shares
     authorized; issued 56,331,166 (2000 and 1999) shares...          563            563
  Additional paid-in capital................................    1,088,829      1,092,348
  Retained earnings (accumulated deficit)...................       27,408         (3,331)
  Treasury stock, 398,632 (2000) and 264,464 (1999) shares,
     at cost................................................       (8,096)        (4,811)
                                                               ----------     ----------
                                                                1,108,704      1,084,769
                                                               ----------     ----------
                                                               $3,121,174     $2,979,272
                                                               ==========     ==========

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
Operating revenues..........................................  $2,928,617   $1,337,103
                                                              ----------   ----------
Costs and expenses:
  Cost of sales and operating expenses......................   2,827,341    1,287,347
  Selling and administrative expenses.......................      19,669       18,188
  Depreciation expense......................................      24,555       23,048
                                                              ----------   ----------
          Total.............................................   2,871,565    1,328,583
                                                              ----------   ----------
Operating income............................................      57,052        8,520
Other income (expense), net.................................       2,647          (79)
Interest and debt expense:
  Incurred..................................................     (14,147)     (14,288)
  Capitalized...............................................       1,387        1,831
                                                              ----------   ----------
Income (loss) before income taxes...........................      46,939       (4,016)
Income tax expense (benefit)................................      16,200       (1,300)
                                                              ----------   ----------
Net income (loss)...........................................  $   30,739   $   (2,716)
                                                              ==========   ==========
Earnings (loss) per share of common stock...................  $      .55   $     (.05)
  Weighted average common shares outstanding (in
     thousands).............................................      55,874       56,057
Earnings (loss) per share of common stock -- assuming
  dilution..................................................  $      .54   $     (.05)
  Weighted average common shares outstanding (in
     thousands).............................................      57,234       56,057
Dividends per share of common stock.........................  $      .08   $      .08

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $  30,739   $  (2,716)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation expense...................................     24,555      23,048
     Amortization of deferred charges and other, net........      8,043      13,827
     Changes in current assets and current liabilities......    (63,089)    113,981
     Deferred income tax expense (benefit)..................     11,200      (1,300)
     Changes in deferred items and other, net...............       (271)      1,579
                                                              ---------   ---------
          Net cash provided by operating activities.........     11,177     148,419
                                                              ---------   ---------
Cash flows from investing activities:
  Capital expenditures......................................    (25,229)    (38,871)
  Deferred turnaround and catalyst costs....................    (16,741)    (30,053)
  Other, net................................................          4        (150)
                                                              ---------   ---------
          Net cash used in investing activities.............    (41,966)    (69,074)
                                                              ---------   ---------
Cash flows from financing activities:
  Increase (decrease) in short-term debt, net...............    126,500     (97,000)
  Long-term borrowings......................................     60,000     448,323
  Long-term debt reduction..................................   (200,000)   (426,000)
  Common stock dividends....................................     (4,469)     (4,486)
  Issuance of common stock..................................      5,912       2,586
  Purchase of treasury stock................................     (8,732)       (624)
                                                              ---------   ---------
          Net cash used in financing activities.............    (20,789)    (77,201)
                                                              ---------   ---------
Net increase (decrease) in cash and temporary cash
  investments...............................................    (51,578)      2,144
Cash and temporary cash investments at beginning of
  period....................................................     60,087      11,199
                                                              ---------   ---------
Cash and temporary cash investments at end of period........  $   8,509   $  13,343
                                                              =========   =========

                See Notes to Consolidated Financial Statements.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 2000

1. BASIS OF PRESENTATION

     As used in this report, the term "Valero" may, depending upon the context, refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

     The consolidated financial statements included in this report have been prepared by Valero without audit, in accordance with the rules and regulations of the Securities and Exchange Commission, or SEC. However, all adjustments have been made to these financial statements which are, in the opinion of Valero's management, necessary for a fair presentation of Valero's results of operations for the periods covered. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as permitted under the SEC's rules and regulations, although Valero believes that the disclosures are adequate to make the information presented not misleading.

2. PROPOSED ACQUISITION OF CALIFORNIA REFINING AND MARKETING ASSETS

     On March 2, 2000, Valero and Exxon Mobil Corporation executed a sale and purchase agreement under which Valero agreed to acquire ExxonMobil's Benicia, California refinery (the "Benicia Refinery") and Exxon-branded California retail assets, which consist of approximately 80 service stations (the "Service Station Assets") and branded supplier relationships with approximately 260 Exxon-branded service stations (the "Distribution Assets") (collectively, the "Benicia Acquisition"). The agreement provides for Valero to acquire the Benicia Refinery, the Distribution Assets and the Service Station Assets for a purchase price of $895 million plus an amount for refinery inventories acquired in the transaction based on market-related prices at the time of closing. ExxonMobil agreed to sell these assets as a result of consent decrees issued by the Federal Trade Commission and the State of California providing that certain assets be divested by ExxonMobil to satisfy anticompetitive issues in connection with the recent merger of Exxon Corporation and Mobil Corporation. The consummation of the Benicia Acquisition has been approved by the Federal Trade Commission and the Office of the Attorney General of the State of California. There are expected to be two closings for the Benicia Acquisition. The acquisition of the Benicia Refinery and the Distribution Assets is expected to close on or about May 15, 2000, and the acquisition of the Service Station Assets is expected to close on or about June 15, 2000.

     In connection with the Benicia Acquisition, Valero will assume the environmental liabilities of ExxonMobil with certain exceptions. ExxonMobil will retain liability for (i) pending penalties assessed for violations relating to the Benicia Refinery, (ii) pending lawsuits, (iii) all costs associated with compliance with a variance issued in connection with control of nitrogen oxides,
(iv) claims in connection with offsite transportation and disposal of wastes prior to closing that are asserted within three years of closing or asserted with respect to abandoned disposal sites, (v) the capital costs incurred within five years of closing for specified corrective action of groundwater and soil contamination, (vi) all covered contamination at the Service Station Assets caused by ExxonMobil or its lessees that is reflected in baseline reports prepared prior to closing and (vii) the repair or replacement of any underground storage tanks at the Service Station Assets found to be leaking prior to closing. ExxonMobil has agreed to indemnify Valero for all losses related to these retained liabilities, provided that ExxonMobil will indemnify Valero for losses related to covered contamination at the Service Station Assets for a period of five years from the date of closing. In addition, ExxonMobil will indemnify Valero for breaches of its representations and warranties to the extent that the aggregate amount of Valero's losses resulting from such breaches exceeds $1 million and ExxonMobil receives notice of such losses within one year after the closing date.

     The Benicia Refinery is located on the Carquinez Straits of the San Francisco Bay. It is considered a highly complex refinery and has a total throughput capacity of 160,000 barrels per day, or "BPD." The Benicia

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

Refinery produces a high percentage of light products, with limited production of other products. It can produce approximately 110,000 BPD of gasoline, 14,000 BPD of jet fuel, 11,000 BPD of diesel and 8,000 BPD of natural gas liquids. Over 95% of the gasoline produced by the Benicia Refinery meets the California Air Resources Board ("CARB") II specifications for gasoline sold in California. Valero believes that the Benicia Refinery could be modified to produce gasoline meeting the CARB III specifications which become effective January 2003 with a capital investment of approximately $20 million. The refinery has significant liquid storage capacity including storage for crude oil and other feedstocks. Also included with the refinery assets are a deepwater dock located offsite on the Carquinez Straits which is capable of berthing large crude carriers, petroleum coke storage silos located on an adjacent dock, a 20-inch crude pipeline connecting the refinery to a southern California crude delivery system, and an adjacent truck terminal for regional truck rack sales. Under the consent decrees, ExxonMobil was required to offer the buyer of the divested assets a crude oil supply contract. As a consequence, the sale and purchase agreement provides for a ten-year term contract for ExxonMobil to supply and for Valero to purchase 100,000 BPD of Alaska North Slope ("ANS") crude oil at market-related prices, to be reduced to 65,000 BPD on January 1, 2001. Prior to January 1, 2001, Valero will have an option to reduce the volume of ANS crude to 65,000 BPD with 90 days prior notice. After January 1, 2001, Valero will have an option to reduce the required volumes by an additional 20,000 BPD once per year.

     The Service Station Assets include 10 company-owned and operated service stations and 70 company-owned lessee-dealer service stations, 75 of which are in the San Francisco Bay area. Under the consent decrees, the Federal Trade Commission and the State of California ordered that ExxonMobil withdraw the "Exxon" brand name from the San Francisco Bay area. As a result, ExxonMobil has notified the dealers in this market area that their franchise right to market "Exxon" branded products is being terminated effective June 15, 2000. Valero plans to introduce its own brand of retail petroleum products in the San Francisco Bay area and has offered to the dealers at these locations a franchise right to market products under the new Valero brand. Due to the timing requirements of ExxonMobil's franchise termination notice to the Bay-area dealers as described above, ExxonMobil cannot close the acquisition of the Service Station Assets until (i) all of the dealers agree to terminate their franchise agreements or (ii) June 15, 2000, whichever comes first. Subsequent to the anticipated June 15, 2000 closing date, Valero plans to offer those dealers who accept Valero's franchise offering an option to purchase the stations that they are currently leasing. As part of the purchase option, the dealers must enter into a fuels purchase agreement with Valero for a term of 15 years. The dealers will have 90 days to exercise or reject their purchase option.

     The Distribution Assets include up to 260 independently-owned and operated distributor facilities which are located outside of the San Francisco Bay area. The distributor locations will retain the right to use the Exxon brand, continue to accept the Exxon proprietary credit card and receive Exxon brand support, while Valero will receive the exclusive rights to offer the Exxon brand throughout the state (except for the San Francisco Bay area) for a ten-year period. In connection with the Benicia Acquisition, ExxonMobil will assign to Valero all of the existing Exxon California distributor contracts under which the distributors will purchase Exxon-branded products from Valero after the acquisition.

     Valero established with a group of banks a $600 million bridge loan facility to provide interim financing in connection with the Benicia Acquisition. The bridge facility has a term of one year, and Valero has an option to extend the term for an additional two years. The bridge facility has covenants similar to those contained in Valero's $835 million revolving bank credit and letter of credit facility. Any amounts borrowed under the bridge facility bear interest at LIBOR plus an applicable margin. Additionally, Valero has amended its existing bank credit and letter of credit facility to provide for, among other things, higher debt-to-capitalization limits necessary to complete the Benicia Acquisition. These amendments, which become effective upon closing of the acquisition of the Benicia Refinery and the Distribution Assets, increase the total debt-to-capitalization limit from 50% to 65%. This ratio will decrease to 60% at the earlier of March 31, 2001

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

or upon the issuance of $300 million of certain equity securities, and will further decrease to 55% on September 30, 2001.

     The acquisition of the Benicia Refinery and the Distribution Assets will be initially funded through interim financing consisting of (i) the $600 million bank bridge facility described above, (ii) borrowings under Valero's existing bank credit facilities and (iii) an interim lease arrangement to accommodate the acquisition of the Benicia Refinery's dock facility. It is expected that this interim financing will be repaid and the acquisition of the Service Station Assets will be funded through a mix of debt, equity and structured lease financing.

     Although Valero anticipates that the acquisition will be completed as described above, there can be no assurance that the transaction will close on the above-noted dates, that it will be funded as described, or that all of the conditions required to close the transaction will be met. If completed, this acquisition will be accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired refining and retail assets will be included in the consolidated financial statements of Valero beginning on the respective effective dates of the transaction.

     On March 31, 2000, Valero filed a $1.3 billion universal shelf registration statement on Form S-3 with the SEC, which has not yet been declared effective, to register various securities including common stock, preferred stock, warrants, debt securities and trust preferred securities.

3. INVENTORIES

     Refinery feedstocks and refined products and blendstocks are carried at the lower of cost or market, with the cost of feedstocks purchased for processing and produced products determined primarily under the last-in, first-out ("LIFO") method of inventory pricing, and the cost of feedstocks and products purchased for resale determined under the weighted average cost method. At March 31, 2000, the replacement cost of Valero's LIFO inventories exceeded their LIFO carrying values by approximately $194 million. Materials and supplies are carried principally at weighted average cost not in excess of market. Inventories as of March 31, 2000 and December 31, 1999 were as follows (in thousands):

                                                            MARCH 31,   DECEMBER 31,
                                                              2000          1999
                                                            ---------   ------------
Refinery feedstocks.......................................  $115,790      $ 61,649
Refined products and blendstocks..........................   264,417       183,519
Materials and supplies....................................    55,990        58,220
                                                            --------      --------
                                                            $436,197      $303,388
                                                            ========      ========

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

4. STATEMENTS OF CASH FLOWS

     In order to determine net cash provided by operating activities, net income
(loss) has been adjusted by, among other things, changes in current assets and current liabilities. The changes in Valero's current assets and current liabilities are shown in the following table as an (increase)/decrease in current assets and an increase/(decrease) in current liabilities (in thousands). These amounts exclude changes in "Cash and temporary cash investments," "Current deferred income tax assets" and "Short-term debt."

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
Receivables, net............................................  $ (31,015)  $(13,463)
Inventories.................................................   (132,809)    16,060
Prepaid expenses and other..................................     (9,057)    (1,543)
Accounts payable............................................    115,666    121,961
Accrued expenses............................................     (5,874)    (9,034)
                                                              ---------   --------
          Total.............................................  $ (63,089)  $113,981
                                                              =========   ========

     Cash flows related to interest and income taxes were as follows (in thousands):

                                                                THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                              ----------------
                                                               2000      1999
                                                              -------   ------
Interest paid (net of amount capitalized)...................  $13,621   $6,989
Income tax refunds received.................................       --    7,212
Income taxes paid...........................................    3,051        5

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

5. EARNINGS PER SHARE

     The computation of basic and diluted per-share amounts, as required by the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128, is as follows (dollars and shares in thousands, except per-share amounts):

                                                     THREE MONTHS ENDED MARCH 31,
                                          ---------------------------------------------------
                                                    2000                       1999
                                          ------------------------   ------------------------
                                                             PER-                       PER-
                                            NET              SHARE     NET              SHARE
                                          INCOME    SHARES   AMT.    (LOSS)    SHARES   AMT.
                                          -------   ------   -----   -------   ------   -----
Net income (loss).......................  $30,739                    $(2,716)
                                          =======                    =======
Basic Earnings Per Share:
  Net income (loss) available to common
     stockholders.......................  $30,739   55,874   $.55    $(2,716)  56,057   $(.05)
                                                             ====                       =====
Effect Of Dilutive Securities:
  Stock options.........................       --     838                 --      --
  Performance awards....................       --     522                 --      --
                                          -------   ------           -------   ------
Diluted Earnings Per Share:
  Net income (loss) available to common
     stockholders plus assumed
     conversions........................  $30,739   57,234   $.54    $(2,716)  56,057   $(.05)
                                          =======   ======   ====    =======   ======   =====

     Because Valero reported a net loss for the three months ended March 31, 1999, various stock options and performance awards which were granted to employees in connection with Valero's stock compensation plans and were outstanding during such period were not included in the computation of diluted earnings per share because the effect would have been antidilutive. At March 31, 1999, options to purchase approximately 6.4 million common shares and performance awards totaling approximately 317,000 common shares were outstanding.

6. NEW ACCOUNTING PRONOUNCEMENTS

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." This interpretation clarifies the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for certain issues including, among other things, (i) the definition of employee for purposes of applying Opinion 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. This interpretation will become effective for Valero's financial statements beginning July 1, 2000, including the effects of applying this interpretation to certain specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of this interpretation is not expected to have a material effect on Valero's consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. As issued, this statement was to become effective for Valero's financial statements beginning January 1, 2000. However, in June 1999, the FASB issued SFAS No. 137 which delayed for one year the effective date of SFAS No.
133. As a result, SFAS No. 133 will become effective for Valero's financial statements beginning January 1, 2001 and is not allowed to be applied retroactively to financial statements of prior periods. At this effective date, SFAS No. 133 must be applied to (i) all freestanding derivative instruments and
(ii) all embedded derivative instruments required by the statement to be separated from their host contracts (or, at Valero's election, only those derivatives embedded in hybrid instruments issued, acquired or substantively modified on or after either January 1, 1998 or January 1, 1999). Valero is currently evaluating the impact on its financial statements of adopting this statement. Adoption of this statement could result in increased volatility in Valero's earnings and other comprehensive income.

7. LITIGATION AND CONTINGENCIES

     Prior to July 31, 1997, Valero was a wholly owned subsidiary of Valero Energy Corporation, referred to as Old Valero. Old Valero was engaged in both the refining and marketing business and the natural gas related services business. On July 31, 1997, Old Valero spun off Valero to Old Valero's stockholders and, with its remaining natural gas related services business, merged with a wholly owned subsidiary of PG&E Corporation (the "Restructuring"). Old Valero and certain of its natural gas related subsidiaries, and Valero, have been sued by Teco Pipeline Company regarding the operation of the 340-mile West Texas Pipeline in which a subsidiary of Old Valero holds a 50% undivided interest. In 1985, a subsidiary of Old Valero sold a 50% undivided interest in the pipeline and entered into a joint venture with the purchaser of the 50% interest through an ownership agreement and an operating agreement. In 1988, Teco succeeded to that purchaser's 50% interest. A subsidiary of Old Valero has at all times been the operator of the pipeline. Despite the written ownership and operating agreements, the plaintiff contends that a separate, unwritten partnership agreement exists, and that the defendants have exercised improper control over this alleged partnership's affairs. The plaintiff also contends that the defendants acted in bad faith by negatively affecting the economics of the joint venture in order to provide financial advantages to facilities or entities owned by the defendants, and by allegedly taking for the defendants' own benefit certain opportunities available to the joint venture. The plaintiff asserts causes of action for breach of fiduciary duty, fraud, tortious interference with business relationships, professional malpractice and other claims, and seeks unquantified actual and punitive damages. Old Valero's motion to require arbitration of the case as required in the written agreements was denied by the trial court, but Old Valero appealed, and in August 1999, the court of appeals ruled in Old Valero's favor and ordered arbitration of the entire dispute. Teco has since waived efforts to further appeal this ruling, and an arbitration panel has been selected. Valero has been formally added to this proceeding. The arbitration panel has scheduled the arbitration hearing for October 2000. Although PG&E acquired Teco and now owns both Teco and Old Valero, PG&E's Teco acquisition agreement purports to assign the benefit or detriment of this lawsuit to the former shareholders of Teco. In connection with the Restructuring, Valero has agreed to indemnify Old Valero with respect to this lawsuit for 50% of any final judgment or settlement amount up to $30 million, and 100% of that part of any final judgment or settlement amount over $30 million.

     In 1986, Valero filed suit against M.W. Kellogg Company for damages arising from certain alleged design and construction defects in connection with a major construction project at the Corpus Christi Refinery. Ingersoll-Rand Company was added as a defendant in 1989. In 1991, the trial court granted summary judgment against Valero based in part on certain exculpatory provisions in various agreements connected with the project. In 1993, the court of appeals affirmed the summary judgment and the Texas Supreme Court denied review. Subsequent to the summary judgment, Kellogg and Ingersoll-Rand brought indemnity claims against Valero for attorneys' fees and expenses incurred in defending the original action. In 1996, the trial

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 2000 -- (CONTINUED)

court rendered summary judgment against Kellogg and Ingersoll-Rand based on procedural grounds, and the court of appeals affirmed that ruling in 1997. However, in 1999, the Texas Supreme Court reversed the court of appeals and remanded Kellogg's and Ingersoll-Rand's claims for attorneys' fees and expenses to the trial court.

     Valero is also a party to additional claims and legal proceedings arising in the ordinary course of business. Valero believes it is unlikely that the final outcome of any of the claims or proceedings to which it is a party would have a material adverse effect on its financial statements; however, due to the inherent uncertainty of litigation, the range of possible loss, if any, cannot be estimated with a reasonable degree of precision and there can be no assurance that the resolution of any particular claim or proceeding would not have an adverse effect on Valero's results of operations or financial condition.

8. SUBSEQUENT EVENTS

     On May 4, 2000, Valero's Board of Directors declared a regular quarterly cash dividend of $.08 per common share payable June 14, 2000, to holders of record at the close of business on May 30, 2000.

     Valero disclosed in its Annual Report on Form 10-K for the year ended December 31, 1999, that it had received two New Jersey Department of Environmental Protection ("NJDEP") Administrative Orders and Notices of Civil Administrative Penalty Assessment related to particulate emissions from the fluid catalytic cracking unit ("FCC Unit") at Valero's Paulsboro Refinery. These orders and assessments related to emissions from the FCC Unit that occurred after Valero's acquisition of the refinery, but that related to conditions existing prior to the acquisition. On May 5, 2000, Valero entered into a comprehensive administrative consent order with the NJDEP to resolve all pending enforcement actions and related but unasserted claims regarding particulate emissions from the refinery. The order authorizes an expansion of the refinery allowing for production of reformulated gasoline ("RFG"), provides for interim emissions limits, and requires a penalty payment of $600,000 on the particulate emissions issues. Under the order, Valero also agreed to install a wet-gas scrubber on the refinery's FCC Unit by December 31, 2003. Valero believes that the terms of the foregoing settlement will not have a material adverse effect on its operations or financial condition.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Exxon Mobil Corporation

     In our opinion, the accompanying balance sheet and the related statements of income, of cash flows and of changes in Exxon Mobil Corporation net investment present fairly, in all material respects, the financial position of the Exxon California Refinery, Terminal and Retail Assets Business (as defined in the Sale and Purchase Agreement between Exxon Mobil Corporation and Valero Refining Company--California) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Exxon Mobil Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 3 to the financial statements, Exxon Mobil Corporation changed its method of accounting for the cost of start-up activities in 1998.

PricewaterhouseCoopers LLP

Houston, Texas
May 10, 2000

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                                 BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS

Current assets:
  Cash......................................................  $      4   $    246
  Receivables...............................................    41,039     28,002
  Inventories...............................................    41,680     38,218
  Other current assets......................................     3,922     10,124
                                                              --------   --------
          Total current assets..............................    86,645     76,590
Property, plant and equipment, net..........................   476,687    478,928
Prepaids and deferred charges...............................     8,422      6,940
Other noncurrent assets.....................................     7,360      6,587
                                                              --------   --------
          Total assets......................................  $579,114   $569,045
                                                              ========   ========

             LIABILITIES AND EXXON MOBIL CORPORATION NET INVESTMENT

Current liabilities:
  Accounts payable..........................................  $ 23,949   $ 19,142
  Payroll and benefits payable..............................     2,080      2,000
  Taxes other than income taxes.............................    17,481     10,263
  Deferred income tax.......................................     1,147      2,451
  Other current liabilities.................................     5,932      3,311
                                                              --------   --------
          Total current liabilities.........................    50,589     37,167
Long-term deferred income taxes.............................    85,654     71,575
Deferred credits and other liabilities......................     6,057      1,430
                                                              --------   --------
          Total liabilities.................................   142,300    110,172
Exxon Mobil Corporation net investment......................   436,814    458,873
                                                              --------   --------
          Total liabilities and Exxon Mobil Corporation net
           investment.......................................  $579,114   $569,045
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                              STATEMENT OF INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                              1999         1998         1997
                                                           ----------   ----------   ----------
                                                                      (IN THOUSANDS)
Revenues:
  Sales and other operating revenue, including excise
     taxes:
     Unrelated parties...................................  $1,818,355   $1,611,327   $1,793,767
     Related parties.....................................       7,726       13,698       20,529
                                                           ----------   ----------   ----------
                                                            1,826,081    1,625,025    1,814,296
                                                           ----------   ----------   ----------
Costs and expenses:
  Crude oil and product purchases........................     962,718      785,040    1,060,502
  Operating expenses.....................................     214,506      160,291      188,282
  Selling, general and administrative expenses...........      25,478       27,961       30,705
  Depreciation and amortization..........................      26,474       22,748       20,983
  Excise taxes...........................................     474,506      497,714      414,370
  Taxes other than income taxes..........................      10,020        9,957        9,493
  Loss on property, plant and equipment sales............         825          740          418
                                                           ----------   ----------   ----------
          Total costs and expenses.......................   1,714,527    1,504,451    1,724,753
                                                           ----------   ----------   ----------
Income before income taxes...............................     111,554      120,574       89,543
Income taxes.............................................      46,023       48,317       36,549
                                                           ----------   ----------   ----------
Income before cumulative effect of accounting change.....      65,531       72,257       52,994
Cumulative effect of accounting change...................                   (2,925)
                                                           ----------   ----------   ----------
Net income...............................................  $   65,531   $   69,332   $   52,994
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                            STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:-
  Net income................................................  $ 65,531   $ 69,332   $ 52,994
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    26,474     22,748     20,983
     Deferred income taxes..................................    12,775     14,411     19,335
     Cumulative effect of accounting change.................                2,925
     Loss on sale of property, plant and equipment..........       825        740        418
     Increase in accounts receivable........................   (13,037)   (11,483)    16,820
     Decrease (increase) in inventories.....................    (3,462)     4,312    (13,052)
     Decrease (increase) in other current assets............     6,202     (5,044)    (2,876)
     Decrease (increase) in prepaids and deferred charges...    (1,482)     3,440      4,263
     Decrease (increase) in other noncurrent assets.........      (773)    (3,587)    (1,529)
     Increase (decrease) in accounts payable and accrued
       liabilities..........................................     7,508     (1,909)       507
     Decrease (increase) in taxes other than income.........     7,218     23,094     (4,557)
     Increase in deferred credits and other liabilities.....     4,627        413      1,017
                                                              --------   --------   --------
          Net cash provided by operating activities.........   112,406    119,392     94,323
                                                              --------   --------   --------
Cash flows from investing activities:
  Additions to property, plant and equipment................   (25,058)   (37,866)   (31,267)
                                                              --------   --------   --------
          Net cash used in investing activities.............   (25,058)   (37,866)   (31,267)
                                                              --------   --------   --------
Cash flows from financing activities:
Net cash distributions to Exxon Mobil Corporation...........   (87,590)   (81,413)   (63,023)
                                                              --------   --------   --------
          Net cash used in financing activities.............   (87,590)   (81,413)   (63,023)
                                                              --------   --------   --------
Net increase (decrease) in cash.............................      (242)       113         33
Cash at beginning of year...................................       246        133        100
                                                              --------   --------   --------
Cash at end of year.........................................  $      4   $    246   $    133
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

         STATEMENT OF CHANGES IN EXXON MOBIL CORPORATION NET INVESTMENT

                                                              (IN THOUSANDS)
Exxon Mobil Corporation net investment at December 31,
  1996......................................................     $480,983
  Net income................................................       52,994
  Net cash distributions to Exxon Mobil Corporation.........      (63,023)
                                                                 --------
Exxon Mobil Corporation net investment at December 31,
  1997......................................................      470,954
  Net income................................................       69,332
  Net cash distributions to Exxon Mobil Corporation.........      (81,413)
                                                                 --------
Exxon Mobil Corporation net investment at December 31,
  1998......................................................      458,873
  Net income................................................       65,531
  Net cash distributions to Exxon Mobil Corporation.........      (87,590)
                                                                 --------
Exxon Mobil Corporation net investment at December 31,
  1999......................................................     $436,814
                                                                 ========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

     Exxon Mobil Corporation (ExxonMobil) operates a refinery and marketing assets in the state of California which are collectively referred to herein as the Exxon California Refinery, Terminal and Retail Assets Business (the Business). The Business is engaged in the manufacturing, purchasing and marketing of petroleum products in the state of California. Operating assets primarily consist of: (a) the Benicia Refinery, located in the San Francisco Bay area, including a deepwater dock, (b) a 20-inch crude pipeline and an adjacent truck terminal for regional truck rack sales and (c) Exxon-branded retail assets comprised of 80 marketing sites, of which ten are ExxonMobil owned and operated and 70 are owned by ExxonMobil and leased to dealers. The retail assets owned by ExxonMobil are primarily located in the San Francisco Bay area. In addition, there are 260 independently owned and operated, Exxon-branded retail assets located throughout California.

     On March 2, 2000, ExxonMobil agreed to sell to Valero Refining Company--California (a subsidiary of Valero Energy Corporation) these assets as a result of Consent Decrees issued by the Federal Trade Commission and the state of California, which provided that certain assets be divested by ExxonMobil in connection with the merger of Exxon Corporation and Mobil Corporation. The anticipated closing date for the refinery sale is May 15, 2000 with a secondary close for the remaining assets scheduled for June 15, 2000. The accompanying financial statements do not include any adjustments that might result from the proposed sale.

     The accompanying financial statements represent a carve-out financial statement presentation of the Business' operations and reflect ExxonMobil historical cost basis. The financial statements include allocations and estimates of direct and indirect ExxonMobil administrative costs attributable to the Business' operations. The methods by which such amounts are attributed or allocated are deemed reasonable by management. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Revenue Recognition

     Revenues associated with sales of petroleum products and all other items are recorded when title passes to the customer.

  Inventories

     Inventories are carried at lower of current market value or cost. Cost of crude oil and refined products inventories is determined under the last-in, first-out (LIFO) method. Crude oil and product purchases are reflected in the income statement at cost. Costs include applicable purchase costs and operating expenses but not general and administrative expenses or research and development costs. Inventory is adjusted for any ExxonMobil consolidated LIFO effect at the end of each period. Cost of materials and supplies is determined under the average cost method.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999--(CONTINUED)

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation, based on cost less estimated salvage value of the asset, is determined under the straight-line method. When a major facility depreciated on an individual basis is sold or otherwise disposed of, any gain or loss is reflected in income. Expenditures for maintenance and repairs, including those for refinery turnarounds, are expensed as incurred.

     Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. ExxonMobil estimates undiscounted future cash flows to judge the recoverability of carrying amounts.

  Environmental Conservation

     Liabilities for environmental conservation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties, and projected cash expenditures are not discounted.

  Income Taxes

     Historically, the Business' results have been included in the consolidated federal income tax returns filed by ExxonMobil. The income tax provision for each period presented represents the current and deferred income taxes that would have resulted if the Business were a stand-alone taxable entity filing its own income tax returns. Accordingly, the calculation of tax provisions and deferred taxes necessarily require certain assumptions, allocations and estimates which management believes are reasonable to reflect the tax reporting for the Business as a stand-alone taxpayer.

  Fair Value of Financial Instruments

     The reported amounts of financial instruments such as receivables and payables approximate fair value because of their short maturities.

3. ACCOUNTING CHANGE

     The American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", was implemented by ExxonMobil in the fourth quarter of 1998, effective as of January 1, 1998. This statement requires that costs of start-up activities and organizational costs be expensed as incurred. The cumulative effect of this accounting change on years prior to 1998 applicable to the Business was a charge of $2.9 million (net of $2 million income tax effect).

4. EXXON MOBIL CORPORATION NET INVESTMENT, ALLOCATIONS AND RELATED-PARTY TRANSACTIONS

     For purposes of these carve-out financial statements, payables and receivables related to transactions between the Business and ExxonMobil, as well as liabilities and refunds related to current income taxes, are included as a component of the Exxon Mobil Corporation net investment. Such amounts related to current income taxes are deemed to have been paid in cash to ExxonMobil in the year in which the income taxes were recorded.

     The Business purchased crude oil from ExxonMobil, at transfer prices that were intended to reflect market prices, in the amounts of $755 million, $565 million and $802 million for the years ended December 31, 1999, 1998 and 1997, respectively. The Business' sales of refined products to ExxonMobil for the years ended December 31, 1999, 1998 and 1997, were $8 million, $14 million and $21 million, respectively.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999--(CONTINUED)

     Throughout the period covered by the financial statements, ExxonMobil provided the Business with certain services, including data processing, legal, human resources and financial services and certain corporate-funded research programs. Charges for these services were allocated based on various formulas that incorporate indicators such as expenditures, personnel head counts and refinery throughputs. Such charges amounted to $21 million, $20 million and $22 million for the years ended December 31, 1999, 1998 and 1997, respectively. These amounts include research and development expenses of $3 million, $2 million and $2 million, respectively. ExxonMobil uses a centralized cash management system under which cash receipts of the Business are remitted to ExxonMobil and cash disbursements of the Business are funded by ExxonMobil. No interest has been charged or credited on transactions with ExxonMobil.

5. EMPLOYEE BENEFIT PLANS

     ExxonMobil has noncontributory defined benefit pension plans covering substantially all employees of the Business. Benefits under these plans are based primarily upon years of service and final earnings. The funding policy for all plans provides that payments to the pension trusts shall be equal to the minimum funding requirements of the Employee Retirement and Income Security Act, plus such additional amounts as may be approved.

     ExxonMobil also has defined benefit retiree life and health insurance plans covering most of the Business' employees upon their retirement. Health benefits are primarily provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost-sharing features.

     For the purposes of these carve-out financial statements, the Business is considered to be participating in multiemployer benefit plans of ExxonMobil.

     For 1999, 1998 and 1997, the Business' allocated share of compensation expense related to these plans was approximately $3 million for each of the three years.

6. INCOME TAXES

     Income tax provisions and related assets and liabilities are determined on a stand-alone basis (Note 2).

     Income tax provision consists of the following:

                                         1999                           1998                           1997
                             ----------------------------   ----------------------------   ----------------------------
                             CURRENT   DEFERRED    TOTAL    CURRENT   DEFERRED    TOTAL    CURRENT   DEFERRED    TOTAL
                             -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                   (IN THOUSANDS)
Federal....................  $26,035   $ 9,330    $35,365   $27,098   $11,958    $39,056   $16,571   $12,048    $28,619
State......................   7,213      3,445     10,658    6,808      2,453      9,261      643      7,287      7,930
                             -------   -------    -------   -------   -------    -------   -------   -------    -------
        Total..............  $33,248   $12,775    $46,023   $33,906   $14,411    $48,317   $17,214   $19,335    $36,549
                             =======   =======    =======   =======   =======    =======   =======   =======    =======

     A reconciliation of federal statutory tax rate (35%) to total provisions follows:

                                                           1999      1998      1997
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Statutory rate applied to income before income taxes....  $39,044   $42,201   $31,340
State income taxes (net of federal income tax benefit
  and California business tax credits)..................    6,928     6,019     5,154
Other...................................................       51        97        55
                                                          -------   -------   -------
          Total provisions..............................  $46,023   $48,317   $36,549
                                                          =======   =======   =======

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999--(CONTINUED)

     Deferred tax assets and liabilities resulted from the following temporary differences as of December 31, 1999 and 1998:

                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Accrued liabilities.......................................  $ 3,898   $ 1,519
                                                              -------   -------
          Total deferred tax assets.........................    3,898     1,519
                                                              -------   -------
Deferred tax liabilities:
  Depreciation..............................................   75,524    62,390
  Inventory.................................................    2,935     3,154
  Other.....................................................   12,240    10,001
                                                              -------   -------
          Total deferred tax liabilities....................   90,699    75,545
                                                              -------   -------
          Net deferred tax liabilities......................  $86,801   $74,026
                                                              =======   =======

7. INVENTORIES

     Inventories consist of the following:

                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Crude oil...................................................  $12,892   $ 7,872
Refined products............................................   17,416    16,111
Materials and supplies......................................   11,372    14,235
                                                              -------   -------
          Total inventories.................................  $41,680   $38,218
                                                              =======   =======

     The LIFO method accounted for 73% and 63% of total inventory at December 31, 1999 and 1998, respectively. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $115 million and $39 million at December 31, 1999 and 1998, respectively.

8. OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                               1999     1998
                                                              ------   -------
                                                               (IN THOUSANDS)
Prepaid expenses............................................           $ 7,853
Catalyst....................................................  $2,699     1,937
Other.......................................................   1,223       334
                                                              ------   -------
          Total.............................................  $3,922   $10,124
                                                              ======   =======

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999--(CONTINUED)

9. PROPERTY, PLANT AND EQUIPMENT

                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Refining....................................................  $811,868   $788,295
Marketing...................................................    84,300     83,990
                                                              --------   --------
                                                               896,168    872,285
Less--accumulated depreciation and amortization.............   419,481    393,357
                                                              --------   --------
          Total property, plant and equipment, net..........  $476,687   $478,928
                                                              ========   ========

     The depreciation lives used in computing the annual provision for depreciation are substantially as follows:

Refining...............................................   25-33 years
Marketing..............................................    3-21 years

10. LEASES

     The Business leases a wide variety of facilities and equipment under operating leases, including office equipment and transportation equipment. Rent expense approximated $5 million, $4 million and $3 million for December 31, 1999, 1998 and 1997, respectively.

11. CONTINGENCIES AND COMMITMENTS

     ExxonMobil is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments relating to the Business involving a variety of matters, including laws and regulations relating to the environment. The more significant of these matters are discussed below.

  Environmental Matters

     The Business is subject to federal, state and local environmental laws and regulations that in the future may require ExxonMobil to take action to correct or reduce the effects on the environment of prior disposal or release of chemical or petroleum substances, including MTBE, by ExxonMobil or other parties. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance. At December 31, 1999 and 1998, accrued liabilities for remediation totaled $11 million and $4 million, respectively. Environmental expenses were $11 million, $5 million and $3 million during the years ended December 31, 1999, 1998 and 1997, respectively, and are included in operating expenses. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that might be imposed.

     For a number of years, the Business has made substantial capital expenditures to maintain compliance with various laws relating to the environment at existing facilities. The Business anticipates making additional such expenditures in the future; however, the exact amounts and timing of such expenditures are uncertain because of the continuing evolution of specific regulatory requirements.

  UNOCAL Patent Litigation

     ExxonMobil and four other refiners filed a lawsuit against Unocal Corporation (UNOCAL) in Los Angeles, California, seeking a determination that a UNOCAL patent on certain gasoline compositions

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999--(CONTINUED)

(commonly referred to as the "'393 patent") is invalid and unenforceable. UNOCAL's '393 patent potentially covers a substantial portion of the reformulated gasoline compositions required by the CARB Phase II regulations that went into effect in March 1996. In 1997, a federal court found that the refiners had not proven the '393 patent to be invalid or unforceable and, furthermore, found the reasonable royalty for infringement to be 5.75 cents per gallon. The case was appealed and, in March 2000, the Court of Appeals for the Federal Circuit affirmed. In April 2000, ExxonMobil and the other four refiners filed a petition for reconsideration and for rehearing en banc with the appellate court. The ultimate outcome of the litigation is uncertain. ExxonMobil has retained, and will continue to retain, even after transfer of the Business to Valero Refining Company--California, any and all liability associated with the UNOCAL patent litigation arising prior to the date of transfer of the assets. For operations subsequent to the transfer of the Business, Valero Refining Company--California will be responsible for any UNOCAL patent exposure.

  Other Matters

     Claims have been made against ExxonMobil relating to the Business in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect on the Business' operations, cash flows or financial position.

12. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board released Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities Information." As amended by Statement No. 137 issued in June 1999, this statement, which must be adopted no later than January 1, 2001 for calendar-year companies such as the Business, establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. Adoption of this statement is not expected to have a material effect upon the Business' operations or financial condition.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                                 BALANCE SHEET
                      MARCH 31, 2000 AND DECEMBER 31, 1999

                                                MARCH 31,
                                                  2000         DECEMBER 31,
                                               (UNAUDITED)         1999
                                              -------------   --------------
                                                      (IN THOUSANDS)
                                           ASSETS

Current assets:
  Cash.......................................   $       99       $        4
  Receivables................................       44,998           41,039
  Inventories................................       30,345           41,680
  Other current assets.......................        3,224            3,922
                                                ----------       ----------
          Total current assets...............       78,666           86,645
Property, plant and equipment, net...........      475,450          476,687
Prepaids and deferred charges................        9,901            8,422
Other noncurrent assets......................        8,208            7,360
                                                ----------       ----------
          Total assets.......................   $  572,225       $  579,114
                                                ==========       ==========

                   LIABILITIES AND EXXON MOBIL CORPORATION NET INVESTMENT

Current liabilities:
  Accounts payable...........................   $   37,768       $   23,949
  Payroll and benefits payable...............        2,080            2,080
  Taxes other than income taxes..............       14,856           17,481
  Deferred income tax........................        1,147            1,147
  Other current liabilities..................        6,429            5,932
                                                ----------       ----------
          Total current liabilities..........       62,280           50,589
Long-term deferred income taxes..............       88,560           85,654
Deferred credits and other liabilities.......       11,503            6,057
                                                ----------       ----------
          Total liabilities..................      162,343          142,300
Exxon Mobil Corporation net investment.......      409,882          436,814
                                                ----------       ----------
          Total liabilities and Exxon Mobil
            Corporation net investment.......   $  572,225       $  579,114
                                                ==========       ==========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                              STATEMENT OF INCOME
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
Revenues:-
  Sales and other operating revenue, including excise taxes:
     Unrelated parties......................................  $619,358   $233,106
     Related parties........................................     3,979      1,497
                                                              --------   --------
                                                               623,337    234,603
                                                              --------   --------
Costs and expenses:
  Crude oil and product purchases...........................   397,081     79,006
  Operating expenses........................................    39,158     86,966
  Selling, general and administrative expenses..............     7,501      7,722
  Depreciation and amortization.............................     6,723      6,496
  Excise taxes..............................................   128,538    108,337
  Taxes other than income taxes.............................     2,758      2,647
  Loss on property, plant and equipment sales...............        45        203
                                                              --------   --------
          Total costs and expenses..........................   581,804    291,377
                                                              --------   --------
Income (loss) before income taxes...........................    41,533    (56,774)
Income taxes................................................    16,923    (23,133)
                                                              --------   --------
Net income (loss)...........................................  $ 24,610   $(33,641)
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                            STATEMENT OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
Cash flows from operating activities:-
  Net income (loss).........................................  $ 24,610   $(33,641)
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................     6,723      6,496
     Deferred income taxes..................................     2,906      2,813
     Loss on sale of property, plant and equipment..........        45        203
     Increase in accounts receivable........................    (3,959)   (24,740)
     Decrease (increase) in inventories.....................    11,335     (3,530)
     Decrease in other current assets.......................       698      9,656
     Increase in prepaids and deferred charges..............    (1,479)    (2,348)
     Increase in other noncurrent assets....................      (848)      (262)
     Increase in accounts payable and accrued liabilities...    14,316      6,984
     Decrease in taxes other than income....................    (2,625)    (9,004)
     Increase in deferred credits and other liabilities.....     5,446      4,038
                                                              --------   --------
          Net cash provided by (used in) operating
           activities.......................................    57,168    (43,335)
                                                              --------   --------
Cash flows from investing activities:
  Additions to property, plant and equipment................    (5,531)    (9,498)
                                                              --------   --------
          Net cash used in investing activities.............    (5,531)    (9,498)
                                                              --------   --------
Cash flows from financing activities:
  Net cash advances from (distributions to)
     Exxon Mobil Corporation................................   (51,542)    52,787
                                                              --------   --------
          Net cash provided by (used in) financing
           activities.......................................   (51,542)    52,787
                                                              --------   --------
Net increase (decrease) in cash.............................        95        (46)
Cash at beginning of period.................................         4        246
                                                              --------   --------
Cash at end of period.......................................  $     99   $    200
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

     Exxon Mobil Corporation (ExxonMobil) operates a refinery and marketing assets in the state of California which are collectively referred to herein as the Exxon California Refinery, Terminal and Retail Assets Business (the Business). The Business is engaged in the manufacturing, purchasing and marketing of petroleum products in the state of California. Operating assets primarily consist of: (a) the Benicia Refinery, located in the San Francisco Bay area, including a deepwater dock, (b) a 20-inch crude pipeline and an adjacent truck terminal for regional truck rack sales and (c) Exxon-branded retail assets comprised of 80 marketing sites, of which ten are ExxonMobil owned and operated and 70 are owned by ExxonMobil and leased to dealers. The retail assets owned by ExxonMobil are primarily located in the San Francisco Bay area. In addition, there are 260 independently owned and operated, Exxon-branded retail assets located throughout California.

     On March 2, 2000, ExxonMobil agreed to sell to Valero Refining
Company -- California (a subsidiary of Valero Energy Corporation) these assets as a result of Consent Decrees issued by the Federal Trade Commission and the state of California, which provided that certain assets be divested by ExxonMobil in connection with the merger of Exxon Corporation and Mobil Corporation. The closing date for the refinery sale was May 15, 2000 with a secondary close for the remaining assets scheduled for June 15, 2000. The accompanying unaudited financial statements do not include any adjustments that might result from the proposed sale.

     The accompanying unaudited financial statements represent a carve-out financial statement presentation of the Business' operations and reflect ExxonMobil historical cost basis. The unaudited financial statements include allocations and estimates of direct and indirect ExxonMobil administrative costs attributable to the Business' operations. The methods by which such amounts are attributed or allocated are deemed reasonable by management. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

     These unaudited financial statements should be read in the context of the carve-out financial statements and notes thereto included in Valero Energy Corporation's Form 8-K/A filed with the Securities and Exchange Commission. In the opinion of management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature.

2. EXXON MOBIL CORPORATION NET INVESTMENT, ALLOCATIONS AND RELATED-PARTY TRANSACTIONS

     For purposes of these unaudited carve-out financial statements, payables and receivables related to transactions between the Business and ExxonMobil, as well as liabilities and refunds related to current income taxes, are included as a component of the Exxon Mobil Corporation net investment. Such amounts related to current income taxes are deemed to have been paid in cash to ExxonMobil in the year in which the income taxes were recorded. ExxonMobil uses a centralized cash management system under which cash receipts of the Business are remitted to ExxonMobil and cash disbursements of the Business are funded by ExxonMobil. No interest has been charged or credited on transactions with ExxonMobil.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

3. INVENTORIES

     Inventories consist of the following:

                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Crude oil...................................................   $ 7,481      $12,892
Refined products............................................    10,980       17,416
Materials and supplies......................................    11,884       11,372
                                                               -------      -------
          Total inventories.................................   $30,345      $41,680
                                                               =======      =======

4. CONTINGENCIES AND COMMITMENTS

     ExxonMobil is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments relating to the Business involving a variety of matters, including laws and regulations relating to the environment. The more significant of these matters are discussed below.

  Environmental Matters

     The Business is subject to federal, state and local environmental laws and regulations that in the future may require ExxonMobil to take action to correct or reduce the effects on the environment of prior disposal or release of chemical or petroleum substances, including MTBE, by ExxonMobil or other parties. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance. At March 31, 2000 and December 31, 1999, accrued liabilities for remediation totaled $11 million and $11 million, respectively.

     For a number of years, the Business has made substantial capital expenditures to maintain compliance with various laws relating to the environment at existing facilities. The Business anticipates making additional such expenditures in the future; however, the exact amounts and timing of such expenditures are uncertain because of the continuing evolution of specific regulatory requirements.

  UNOCAL Patent Litigation

     ExxonMobil and four other refiners filed a lawsuit against Unocal Corporation (UNOCAL) in Los Angeles, California, seeking a determination that a UNOCAL patent on certain gasoline compositions (commonly referred to as the " '393 patent") is invalid and unenforceable. UNOCAL's '393 patent potentially covers a substantial portion of the reformulated gasoline compositions required by the CARB Phase II regulations that went into effect in March 1996. In 1997, a federal court found that the refiners had not proven the '393 patent to be invalid or unforceable and, furthermore, found the reasonable royalty for infringement to be 5.75 cents per gallon. The case was appealed and, in March 2000, the Court of Appeals for the Federal Circuit affirmed. In April 2000, ExxonMobil and the other four refiners filed a petition for reconsideration and for rehearing en banc with the appellate court. In May 2000, the federal appeals court denied this petition. ExxonMobil is currently reviewing its options and the ultimate outcome of the litigation is uncertain. ExxonMobil has retained, and will continue to retain, even after transfer of the Business to Valero Refining Company -- California, any and all liability associated with the UNOCAL patent litigation arising prior to the date of transfer of the assets. For operations subsequent to the transfer of the Business, Valero Refining
Company -- California will be responsible for any UNOCAL patent exposure.

         EXXON CALIFORNIA REFINERY, TERMINAL AND RETAIL ASSETS BUSINESS

  Other Matters

     Claims have been made against ExxonMobil relating to the Business in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect on the Business' operations, cash flows or financial position.

5. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board released Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities Information." As amended by Statement No. 137 issued in June 1999, this statement, which must be adopted no later than January 1, 2001 for calendar-year companies such as the Business, establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. Adoption of this statement is not expected to have a material effect upon the Business' operations or financial condition.

PROSPECTUS

                                 $1,300,000,000

                        [VALERO ENERGY CORPORATION LOGO]
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS

                           Valero Energy Corporation
                                One Valero Place
                            San Antonio, Texas 78212
                                 (210) 370-2000

                                                THE OFFERING
                                                We may offer from time to time
                                                - Senior debt securities
       We will provide the specific             - Subordinated debt securities
  terms of the securities in one or             - Common stock
  more supplements to this prospectus.          - Preferred stock
  You should read this prospectus and           - Warrants
  the related prospectus supplement             We will provide the specific terms of the securities in
  carefully before you invest in our            supplements to this prospectus. Our common stock is listed
  securities. This prospectus may not           on the New York Stock Exchange under the symbol "VLO."
  be used to offer and sell our
  securities unless accompanied by a
  prospectus supplement.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 30, 2000

                               TABLE OF CONTENTS

About This Prospectus.......................................     3
About Valero Energy Corporation.............................     3
Forward-Looking Information.................................     4
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     6
Description of Debt Securities..............................     6
Description of Capital Stock................................    14
Description of Warrants.....................................    17
Plan of Distribution........................................    18
Legal Matters...............................................    19
Experts.....................................................    20
Where You Can Find More Information.........................    20
Information We Incorporate by Reference.....................    20

                             ---------------------

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which VEC Trust I and VEC Trust II, two of our subsidiaries, may offer from time to time preferred securities guaranteed by us and we may offer our related senior debt securities or subordinated debt securities, which securities may be convertible into our common stock, and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $1,300,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock and warrants we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     References in this prospectus to the terms "we," "us" or "Valero" or other similar terms mean Valero Energy Corporation, unless we state otherwise or the context indicates otherwise.

                        ABOUT VALERO ENERGY CORPORATION

     We are one of the largest and most geographically diverse independent petroleum refining and marketing companies in the United States. As of March 31, 2000, we owned five refineries in Texas, Louisiana and New Jersey, providing us with core operations on both the Gulf Coast and the East Coast. These refineries are located in Corpus Christi, Houston, and Texas City in Texas, Krotz Springs, Louisiana and Paulsboro, New Jersey. In addition, on March 2, 2000, we entered into an agreement to purchase Exxon Mobil Corporation's Benicia, California refinery and Exxon-branded California retail assets, which consist of approximately 80 service station facilities and branded supplier relationships with approximately 260 Exxon-branded service stations, for a purchase price of $895 million plus the value of refinery inventories acquired in the transaction. We believe the acquisition of these assets will provide us with a significant presence on the West Coast and extends our geographic reach from coast to coast. The acquisition of the Benicia refinery and the branded supplier relationships closed on May 15, 2000, and the acquisition of the service station facilities is expected to close on or about June 15, 2000. The acquisition of the Benicia refinery increased our throughput capacity from approximately 790,000 barrels per day to approximately 950,000 barrels per day.

     We produce premium, environmentally clean products such as reformulated gasoline, low sulfur diesel and oxygenates and are able to produce gasoline meeting the specifications of the California Air Resources Board, or CARB gasoline. We also produce a substantial slate of middle distillates, jet fuel and petrochemicals. We have distinguished our company among independent refiners by cost effectively upgrading our refineries to not only increase output but also increase overall refining complexity and flexibility, enhancing our ability to process lower cost feedstocks into higher value-added premium products. We process a wide slate of feedstocks including medium sour crude oils, heavy sweet crudes and residual fuel oils, or resid, which can typically be purchased at a discount to West Texas Intermediate, a benchmark crude oil. Excluding the production of the Benicia refinery, over 55% of our total gasoline production is reformulated gasoline, which sells at a premium over conventional grades of gasoline. The Benicia refinery produces approximately 110,000 barrels per day of gasoline, approximately 95% of which is CARB gasoline. Excluding the production of the Benicia refinery, we also produce over 75% of our distillate slate as low-sulfur diesel and jet fuel, which sell for a premium over high-sulfur heating oil. In addition to our feedstock and product advantages, we have synergies among our Gulf Coast refineries which allow us to transfer intermediate feedstocks, such as deasphalted oil and atmospheric tower bottoms, among the Texas City, Houston and Corpus Christi refineries. Our products are marketed in 35 states as well as to select export markets.

     We were incorporated in Delaware in 1981 as Valero Refining and Marketing Company, a wholly owned subsidiary of our predecessor company. On July 31, 1997, our stock was distributed, or spun off, by our predecessor company to its shareholders, and we changed our name to Valero Energy Corporation. Our common stock is listed for trading on the New York Stock Exchange under the symbol "VLO."

     We have our principal executive offices at One Valero Place, San Antonio, Texas, 78212, and our telephone number is (210) 370-2000.

                          FORWARD-LOOKING INFORMATION

     This prospectus, including the information we incorporate by reference, contains certain estimates, predictions, projections and other "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. These forward-looking statements can generally be identified by the words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "budget," "forecast," "will," "could," "should," "may" and similar expressions. These forward-looking statements include, among other things, statements regarding:

     - the acquisition of Exxon Mobil Corporation's Benicia, California refinery and Exxon-branded California retail assets and our results of operations following the acquisition

     - future refining margins, including gasoline and heating oil margins

     - the expected cost of feedstocks, including crude oil discounts, and refining products

     - anticipated levels of crude oil and refined product inventories

     - our anticipated level of capital investments, including deferred turnaround and catalyst costs and capital expenditures for regulatory compliance and other purposes, and the effect of these capital investments on our results of operations

     - refinery utilization rates

     - anticipated trends in the supply and demand for crude oil feedstocks and refined products in the United States and elsewhere

     - expectations regarding environmental and other regulatory initiatives, and

     - the effect of general economic and other conditions on refining industry fundamentals

     We have based our forward-looking statements on our beliefs and assumptions derived from information available to us at the time the statements are made. Differences between actual results and any future performance suggested in our forward-looking statements or projections could result from a variety of factors, including the following:

     - the domestic and foreign supplies of refined products such as gasoline, diesel, heating oil and petrochemicals

     - the domestic and foreign supplies of crude oil and other feedstocks

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls

     - the level of consumer demand, including seasonal fluctuations

     - refinery overcapacity or undercapacity

     - the actions taken by competitors, including both pricing and the expansion and retirement of refining capacity in response to market conditions

     - environmental and other regulations at both the state and federal levels and in foreign countries

     - political conditions in oil producing regions, including the Middle East

     - the level of foreign imports

     - accidents or other unscheduled shutdowns affecting our plants, machinery, pipelines or equipment, or those of our suppliers or customers

     - changes in the cost or availability of transportation for feedstocks and refined products

     - write-downs of inventories caused by a material decline in petroleum prices

     - the price, availability and acceptance of alternative fuels

     - cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects

     - irregular weather, which can unforeseeably affect the price or availability of feedstocks and refined products

     - rulings, judgments, or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves and claims of product liability

     - the introduction or enactment of federal or state legislation which may adversely affect our business or operations

     - changes in the credit ratings assigned to our debt securities and trade credit, and

     - overall economic conditions

     We caution you that any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether our forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results and future performance may differ materially from those suggested in our forward-looking statements. When considering these forward-looking statements, you should keep in mind the factors described under the heading "Risk Factors" and other cautionary statements in this prospectus and the documents we have incorporated by reference. We do not intend to update these statements unless the securities laws require us to do so.

     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include, but are not limited to:

     - equity investments in existing and future projects

     - acquisitions

     - working capital

     - capital expenditures

     - repayment or refinancing of debt or other corporate obligations

     - repurchases and redemptions of securities

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                              THREE
                                              MONTHS
                                              ENDED
                                            MARCH 31,           YEARS ENDED DECEMBER 31,
                                           ------------   ------------------------------------
                                           2000    1999   1999    1998   1997    1996    1995
                                           -----   ----   -----   ----   -----   -----   -----
Ratio of earnings to fixed charges.......  3.42x    --    1.23x    --    4.08x   1.74x   2.61x

     We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness, and one-third (the proportion deemed representative of the interest factor) of rental expense. For the three months ended March 31, 1999, our earnings were insufficient to cover fixed charges by $4.4 million. This deficiency was due primarily to (i) depressed refined product margins resulting from weak refining industry fundamentals and (ii) the effect of significant downtime at our Corpus Christi refinery in early 1999 due to a major maintenance turnaround and expansion of the heavy oil cracker and related units. For the year ended December 31, 1998, our earnings were insufficient to cover fixed charges by $80.6 million. This deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of our refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.68x.

     Prior to our spin-off from our former parent on July 31, 1997, our parent had preferred stock outstanding which was issued in connection with the discontinued natural gas related services business. We had no preferred stock outstanding with respect to continuing operations for any period presented. As a result, the ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods is the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture dated as of December 12, 1997 between us and The Bank of New York, a New York banking corporation, as trustee. We will issue subordinated debt securities under an indenture to be entered into between us and The Bank of New York, as indenture trustee. The indenture for the senior debt securities and the indenture for the subordinated debt securities will be substantially identical, except for the provisions relating to subordination and restrictive covenants. We sometimes refer to the senior indenture and the subordinated indenture as the "indentures."

     We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you before investing in these securities. Please read "Where You Can Find More Information."

RANKING

     The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt securities and all of our other senior debt. Neither indenture limits the amount of debt securities that can be issued under that indenture or the amount of additional indebtedness Valero or any of its subsidiaries may incur. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance. The trustee will authenticate and deliver debt securities executed and delivered to it by us as set forth in the applicable indenture.

     Valero is organized as a holding company that owns subsidiary companies. Its subsidiary companies conduct substantially all of its business. The holding company structure results in two principal risks:

     - Valero's subsidiaries may be restricted by contractual provisions or applicable laws from providing it the cash that it needs to pay parent company debt service obligations, including payments on the debt securities

     - In any liquidation, reorganization or insolvency proceeding involving Valero, your claim as a holder of the debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries

TERMS

     The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

     - whether the debt securities are senior or subordinated debt securities

     - the title of the debt securities

     - any limit on the total principal amount of the debt securities

     - the date or dates on which the principal of the debt securities will be payable

     - any interest rate, or the method of determining the interest rate, on the debt securities, the date from which interest will accrue, interest payment dates and record dates

     - any right to extend or defer the interest payment periods and the duration of the extension

     - if other than as set forth in this prospectus, the place or places where payments on the debt securities will be payable

     - any optional redemption provisions

     - any sinking fund or other provisions that would obligate us to redeem or purchase the debt securities

     - any provisions for the remarketing of the debt securities

     - any changes or additions to the events of default or covenants

     - whether we will issue the debt securities in individual certificates to each holder in registered or bearer form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders

     - the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000

     - the terms of any right to convert debt securities into shares of our common stock or other securities or property

     - whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form

     - any provisions that would determine the amount of principal, premium, if any, or interest, if any, on the debt securities by references to an index or pursuant to a formula

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

     - the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

     - any other terms of the debt securities not inconsistent with the relevant indentures

     We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences applicable to those securities.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

CONSOLIDATION, MERGER AND SALE

     Valero has agreed in the indentures that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

     - Valero is the continuing corporation, or

     - if Valero is not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction and assumes all of Valero's obligations under the indenture and the debt securities, and

     - in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

EVENTS OF DEFAULT

     Unless we inform you otherwise in the prospectus supplement, the following are events of default under the indentures with respect to a series of debt securities:

     - our failure to pay interest on any debt security of that series for 30 days

     - our failure to pay principal of or any premium on any debt security of that series when due

     - our failure to make any sinking fund payment for any debt security of that series when due

     - our failure to perform any of our other covenants or breach of any of our other warranties in that indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and that failure continues for 60 days after written notice is given or received as provided in the indentures

     - certain bankruptcy, insolvency or reorganization events involving Valero Energy Corporation

     - our failure to pay at final maturity, after the expiration of any applicable grace periods, or upon the declaration of acceleration of payment of, any of our indebtedness for borrowed money in excess of $25 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice is given as provided in the indentures

     - any other event of default we may provide for that series

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal amount of all the debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of that series may in some cases rescind and annul that acceleration.

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

     In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to this provision for indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of:

     - conducting any proceeding for any remedy available to the trustee

     - exercising any trust or power conferred on the trustee, with respect to the debt securities of that series

     Each indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

MODIFICATION AND WAIVER

     We may modify or amend each of the indentures without the consent of any holders of the debt securities in certain circumstances, including to:

     - evidence the assumption of our obligations under the indenture and the debt securities by a successor

     - add further covenants for the protection of the holders

     - cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of the holders

     - establish the form or terms of debt securities of any series

     - evidence the acceptance of appointment by a successor trustee

     We may modify or amend each indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by the modification or amendment. Without the consent of the holder of each outstanding debt security affected, however, no modification may:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security

     - reduce the principal amount of, the interest on, or the premium payable on, any debt security

     - reduce the amount of principal of discounted debt securities payable upon acceleration of maturity

     - change the place of payment or the currency in which any debt security is payable

     - impair the right to institute suit for the enforcement of any payment on any debt security

     - reduce quorum or voting rights

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may waive past defaults by us under the indentures with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

DISCHARGE

     We will be discharged from all obligations of any series of debt securities, except for certain surviving obligations to register the transfer or exchange of the debt securities and any right by the holders to receive additional amounts under the indentures if:

     - all debt securities of that series previously authenticated and delivered under the relevant indenture have been delivered to the trustee for cancellation or
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

     - all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee, in trust, sufficient money to pay the entire indebtedness of all the debt securities of that series on the dates the payments are due in accordance with the terms of the debt securities

     To exercise the right of deposit described above, we must deliver to the trustee an opinion of counsel and an officers' certificate stating that all conditions precedent to the satisfaction and discharge of the relevant indenture have been complied with.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Unless we inform you otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 and integral multiples.

     Debt securities will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms in such authorized denominations as may be requested. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any transfer or exchange of the debt securities. We may, however, require payment of any tax or other governmental charge payable for the registration of the transfer or exchange.

     We will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

     We will not be required:

     - to issue, register the transfer of or exchange debt securities of a series during a period beginning 15 business days prior to the day of mailing of a notice of redemption of debt securities of that series selected for redemption and ending on the close of business on the day of mailing of the relevant notice or

     - to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part

PAYMENT AND PAYING AGENTS

     Unless we inform you otherwise in the prospectus supplement, principal and interest will be payable, and the debt securities will be transferable and exchangeable, at the office or offices of the applicable trustee or any paying agent we designate. At our option, we will pay interest on the debt securities by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the persons in whose name the debt securities are registered at the close of business on the record date for each interest payment date.

     In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

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

BOOK-ENTRY AND SETTLEMENT

     Valero may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

     - any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated debt securities of the same series with the same total principal amount and the same terms

     - the manner in which Valero will pay principal of and any premium and interest on a global debt security

     - the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security

NOTICES

     Notices to holders will be given by mail to the addresses of such holders as they appear in the security register.

GOVERNING LAW

     New York law will govern each indenture and the debt securities.

THE TRUSTEE

     The Bank of New York is the trustee under the senior indenture. Its address is 101 Barclay Street, Floor 21 West, New York, New York 10286. Pursuant to the senior indenture, The Bank of New York serves as trustee with regard to approximately $450,000,000 aggregate principal amount of our senior unsecured notes and receives customary fees for its services. The Bank of New York also will serve as trustee under the subordinated indenture. Please read "About This Prospectus."

     The holders of a majority in principal amount of the outstanding debt securities of any series issued under each indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee will be required in the exercise of its powers to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will be obligated to exercise any of its rights or powers under the relevant indenture at the request of any holders of debt securities of any series issued under that indenture only after those holders have offered the trustee indemnity reasonably satisfactory to it. The trustee may resign at any time or the holders of a majority in principal amount of the debt securities may remove the trustee. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any reason, we will appoint a successor trustee in accordance with the provisions of the applicable indenture.

     If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee may engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as required under the indenture.

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior

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

payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of, interest on, or any premium on, the subordinated debt securities if:

     - we fail to pay the principal, interest, premium or any other amounts on any senior debt when due or

     - we default in performing any other covenant (a "covenant default") in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold

     Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

     Unless we inform you otherwise in the prospectus supplement, "senior debt" will mean all indebtedness, including guarantees, of Valero, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

RESTRICTIVE COVENANTS IN THE SENIOR INDENTURE

     We have agreed to two principal restrictions on our activities for the benefit of holders of the senior debt securities. Unless waived or amended, the restrictive covenants summarized below will apply to a series of debt securities issued under the senior indenture as long as any of those debt securities is outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description terms that we have defined below under "-- Glossary."

     Limitations on Liens

     We have agreed that when any senior debt securities are outstanding neither we nor any of our subsidiaries will create or assume any liens upon any of our receivables or other assets or any asset, stock or indebtedness of any of our subsidiaries unless those senior debt securities are secured equally and ratably with or prior to the debt secured by the lien. This covenant has exceptions that permit:

     - subject to certain limitations, any lien created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such lien

     - subject to certain limitations, any lien existing on any property at the time of its acquisition or created not later than 12 months thereafter

     - subject to certain limitations, any lien created in connection with the operation or use of any property acquired or constructed by us and created within 12 months after the acquisition, construction or commencement of full operations on the property

     - any mechanic's or materialmen's lien or any lien related to workmen's compensation or other insurance

     - any lien arising by reason of deposits with or the giving of any form of security to any governmental agency, including for taxes and other governmental charges

     - liens for taxes or charges which are not delinquent or are being contested in good faith

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

     - any judgment lien the execution of which has been stayed or which has been adequately appealed and secured

     - any lien incidental to the conduct of our business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of our business

     - any intercompany lien

     - liens incurred in connection with the borrowing of funds, if such funds are used within 120 days to repay indebtedness of at least an equal amount secured by a lien on our property having a fair market value at least equal to the fair market value of the property securing the new lien

     - any lien created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing

     - any lien existing on the date of the indenture

     - subject to an aggregate limit of $60 million, any lien on cash, cash equivalents, options or futures positions and other account holdings securing derivative obligations or otherwise incurred in connection with margin accounts with brokerage or commodities firms

     - subject to an aggregate limit of 10% of our consolidated net tangible assets, any liens not otherwise permitted by any of the other exceptions set forth in the indenture

     Limitations on Sale/Leaseback Transactions

     We have agreed that neither we nor our subsidiaries would enter into any sale/leaseback transactions with regard to any principal property, providing for the leasing back to us or a subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by us or such subsidiary to such third party or to any other person. This covenant has exceptions that permit transactions of this nature under the following circumstances:

     - we would be entitled, pursuant to the "Limitations on Liens" covenant described above, to incur indebtedness secured by a lien on the property to be leased, without equally and ratably securing the senior debt securities then outstanding or

     - within 120 days of the effective date of such sale/leaseback transaction, we apply an amount equal to the value of such transaction:

      - to the voluntary retirement of funded debt or

      - to the purchase of another principal property

     In addition, subject to a limit (on an aggregated basis with indebtedness secured by liens permitted by the limitations on liens covenant described above) of 10% of our consolidated net tangible assets, we can enter into sale/leaseback transactions not otherwise permitted by the express provisions of the indenture.

     Glossary

     We define the following terms in the senior indenture. We use them here with the same definitions. Generally accepted accounting principles should be used to determine all items in this section, unless otherwise indicated.

     "Consolidated net tangible assets" means the total amount of assets shown on a consolidated balance sheet of us and our subsidiaries (excluding goodwill and other intangible assets), less all current liabilities (excluding notes payable and current maturities of long-term debt).

     "Funded debt" means generally any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would be classified as long-term debt.

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

     "Principal Property" means any of our or our subsidiaries' refineries or refinery-related assets, distribution facilities or other real property which has a net book value exceeding 2.5% of consolidated net tangible assets, but not including any property which in our opinion is not material to our and our subsidiaries' total business conducted as an entirety or any portion of a particular property that is similarly found not to be material to the use or operation of such property.

     "Subsidiary" means any entity of which at the time of determination we or one or more of our subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock or the outstanding partnership or similar interests and any limited partnership of which we or any one of our subsidiaries are a general partner.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of:

     - 150,000,000 shares of common stock, par value $.01 per share

     - 20,000,000 shares of preferred stock, par value $.01 per share, issuable in series

     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our restated certificate of incorporation, restated by-laws and the Rights Agreement, dated as of July 17, 1997 between us and Harris Trust and Savings Bank, as rights agent, all of which are exhibits to the registration statement of which this prospectus is part.

COMMON STOCK

     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. For information regarding restrictions on payments of dividends, see the prospectus supplement applicable to any issuance of common stock.

     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

     The common stock is listed on the New York Stock Exchange and trades under the symbol "VLO."

PREFERRED STOCK

     Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

     We have summarized material provisions of the preferred stock in this section. This summary is not complete. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you.

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

     The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the preferred stock

     - the maximum number of shares of the series

     - the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative

     - any liquidation preference

     - any redemption provisions

     - any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

     - any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

     - any voting rights

     - any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares

     Any shares of preferred stock we issue will be fully paid and nonassessable.

     Our board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below a total of 1,500,000 shares of Junior Participating Preferred Stock, Series I. We have not issued any shares of preferred stock at the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law and our restated certificate of incorporation and our restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Staggered Board of Directors

     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. Holders of 60% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but stockholders may not remove any director without cause.

Fair Price Provision

     Our restated certificate of incorporation contains a fair price provision. Mergers, consolidations and other business combinations involving us and an "interested stockholder" require the approval of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include the holder of 15% or more of our outstanding voting stock. The 66 2/3% voting requirement does not apply, however, if the "continuing directors," as defined in our restated certificate of incorporation, approve the business combination, or the business combination meets other specified conditions.

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

Liability of Our Directors

     As permitted by the Delaware corporations statute, we have included in our restated certificate of incorporation a provision that limits our directors' liability for monetary damages for breach of their fiduciary duty of care to us and our stockholders. The provision does not affect the liability of a director:

     - for any breach of his/her duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - for the declaration or payment of unlawful dividends or unlawful stock repurchases or redemptions or

     - for any transaction from which the director derived an improper personal benefit

     This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Stockholder Proposals and Director Nominations

     Our stockholders can submit stockholder proposals and nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our restated by-laws.

     Generally, stockholders must submit a written notice between 60 and 90 days before the first anniversary of the date of our previous year's annual stockholders' meeting. To nominate directors, the notice must include the name and address of the stockholder, the class and number of shares owned by the stockholder, information about the nominee required by the SEC and a description of any arrangements or understandings with respect to the election of directors that exist between the stockholder and any other person. To make stockholder proposals, the notice must include a description of the proposal, the reasons for bringing the proposal before the meeting, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in the proposal.

     In each case, if we have changed the date of the annual meeting to more than 30 days before or 60 days after the anniversary date of our previous year's annual stockholders' meeting, stockholders must submit the notice between 60 and 90 days prior to such annual meeting or no later than 10 days after the day we make public the date of the annual meeting.

     Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

Delaware Anti-takeover Statute

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

     - before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination

     - upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or

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

     - after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholders' meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Other Provisions

     Our restated certificate of incorporation also provides that:

     - stockholders may act only at an annual or special meeting and not by written consent

     - an 80% vote of the outstanding voting stock is required for the stockholders to amend our restated by-laws and

     - an 80% vote of the outstanding voting stock is required to amend our restated certificate of incorporation with respect to certain matters, including those described in the first two bullet points above

TRANSFER AGENT AND REGISTRAR

     Harris Trust and Savings Bank, Chicago, Illinois, is our transfer agent and registrar.

STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Junior Participating Preferred Stock, Series I, at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The stockholder rights plan and the rights expire in June 2007.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

     The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the warrants

     - the aggregate number of warrants offered

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     - the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted

     - the exercise price of the warrants

     - the dates or periods during which the warrants are exercisable

     - the designation and terms of any securities with which the warrants are issued

     - if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable

     - if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated

     - any minimum or maximum amount of warrants that may be exercised at any one time

     - any terms relating to the modification of the warrants

     - any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants

     The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

     - the terms of the offering

     - the names of any underwriters or agents

     - the name or names of any managing underwriter or underwriters

     - the purchase price of the securities from us

     - the net proceeds to us from the sale of the securities

     - any delayed delivery arrangements

     - any underwriting discounts, commissions and other items constituting underwriters' compensation

     - any initial public offering price

     - any discounts or concessions allowed or reallowed or paid to dealers

     - any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered

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securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Mr. Jay D. Browning, Esq., Managing Attorney, Corporate Law and Secretary of Valero, will issue opinions about the legality of the offered securities for us. Mr. Browning is our employee and at May 1, 2000, beneficially owned 1,419 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 28,412 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

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                                    EXPERTS

     Our audited consolidated financial statements incorporated by reference in this prospectus from our annual report on Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

                    INFORMATION WE INCORPORATE BY REFERENCE

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

     - our annual report on Form 10-K for the year ended December 31, 1999

     - our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000

     - the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - the description of the rights associated with our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - our current report on Form 8-K dated March 17, 2000 and filed with the SEC on March 20, 2000

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

     Valero Energy Corporation
     One Valero Place
     San Antonio, Texas 78212
     Attention: Investor Relations
     Telephone: (210) 370-2139

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